SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-KSB

[X] ANNUAL REPORT UNDER SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1994

[ ] TRANSITION REPORT UNDER SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED]

For the transition period from _____________to________________

Commission file Number: 33-36536

                          OLD YORK ROAD BANCORP, INC.
                 (Name of small business issuer in its charter)

PENNSYLVANIA                                              23-2599596
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                            Identification Number)

York and Easton Roads, Willow Grove, Pennsylvania         19090
(Address of principal executive offices)                  (Zip Code)

Issuer's telephone number, including area code: (215) 659-3400

Securities registered pursuant to Section 12(b) of the Act: Not Applicable

Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $1.00 per share.

     Check whether the issuer (1) filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No
                                                                      ---   ---

     Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

     The issuer's revenues for the year ended December 31, 1994 are $17,251,000.

     The aggregate market value of the voting stock held by non-affiliates computed by reference to the price as of February 28, 1995, was $22,231,674.

     The number of shares outstanding of the issuer's Common Stock, as of February 28, 1995, was 2,825,312 shares of Common Stock, par value $1.00 per share.

                        Page 1 of 41 Pages with Exhibits
                      Page 1 of 37 Pages without Exhibits
                            Exhibit Index on Page 34

                          OLD YORK ROAD BANCORP, INC.
                                  FORM 10-KSB

                                     Index
                                     -----

Part I                                                                   Page
- ------                                                                   ----

Item 1.  Description of the Business ..................................   01

Item 2.  Description of Property ......................................   13

Item 3.  Legal Proceedings ............................................   13

Item 4.  Submission of Matters to a Vote of Security Holders ..........   20

Part II
- -------

Item 5.  Market for Common Equity and Related
         Stockholder Matters ..........................................   22

Item 6.  Management's Discussion and Analysis or Plan
         of Operation .................................................   23

Item 7.  Financial Statements and Schedules ...........................   23

Item 8.  Changes in and Disagreements with Accountants on
         Accounting and Financial Disclosure Not Applicable ...........   23

Part III
- --------

Item 9.  Directors, Executive Officers, Promoters and Control
         Persons; Compliance with Section 16(a) of the
         Exchange Act .................................................   24

Item 10. Executive Compensation .......................................   26

Item 11. Security Ownership of Certain Beneficial Owners
         and Management ...............................................   31

Item 12. Certain Relationships and Related Transactions ...............   32

Item 13. Exhibits and Reports on Form 8-K .............................   34

Signatures ............................................................   25

Exhibit ...............................................................   38

                          OLD YORK ROAD BANCORP, INC.
                                  FORM 10-KSB

                                     Part I

Item 1. Description of the Business

     General

     Old York Road Bancorp, Inc. ("Bancorp"), a Pennsylvania business corporation, is a bank holding company, registered with and supervised by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Bancorp was incorporated on May 8, 1990, and commenced operations on January 2, 1991, upon consummation of the acquisition of all of the outstanding stock of the Bank and Trust Company of Old York Road (the "Bank"). Since commencing operations, Bancorp's business has consisted primarily of managing and supervising the Bank, and its principal source of income, if any, has been dividends paid by the Bank. Bancorp has one wholly-owned subsidiary, the Bank. At December 31, 1994, Bancorp had total consolidated assets, deposits and stockholders' equity of approximately $231,185,000, $216,673,000 and $12,537,000, respectively.

     The Bank was organized in 1952. The Bank is a Pennsylvania-chartered banking institution, the deposits of which are insured by the Federal Deposit Insurance Corporation (the "FDIC"). In 1964, the Bank established a trust department. The Bank, having 13 full-service offices and two limited service offices in Montgomery, Bucks and Philadelphia Counties, is a full service commercial bank providing a wide range of services to individuals and small to medium sized businesses in its Southeastern Pennsylvania market area, including accepting time, demand, and savings deposits and making secured and unsecured commercial, real estate and consumer loans.

     Proposed Merger

     On December 29, 1994 Bancorp, Bank, Midlantic Corporation ("Midlantic"), and Midlantic's national bank subsidiary, Midlantic Bank, National Association ("MB"), executed an Agreement and Plan of Merger (the "Agreement") providing for the merger (the "Merger") of Bancorp with and into Midlantic. Pursuant to the Merger, Bancorp shareholders will be entitled to receive either $10.00 in cash or 0.3721 of a share of Midlantic's common stock in exchange for each share of Bancorp's common stock that they own on the effective date of the Merger, subject to the limitations and election and allocation provisions set forth in the Agreement, pursuant to which no more than 49% of Bancorp's common stock may be exchanged for cash. If the holders of more than 49% of Old York Common Stock elect cash, then the shareholders so electing will receive a combination of cash and Midlantic Common Stock in exchange for their shares of Bancorp Common Stock as determined in accordance with the allocation procedures set forth in the Agreement. In addition, under the Agreement the price which Bancorp shareholders are entitled to receive in exchange for their shares of Old York Common Stock will be adjusted downward if Bancorp does not meet certain minimum capital requirements. No fractional shares of Midlantic Common Stock will be issued in the Merger. Cash payments in exchange for shares of Old York Common Stock and in lieu of fractional shares will be received without interest.

     Supervision and Regulation--Bancorp

     Bancorp is subject to the jurisdiction of the Securities and Exchange Commission (the "SEC") and of state securities laws administrators for matters relating to the offering and sale of its securities. Bancorp is currently subject to the SEC's rules and regulations relating to periodic and insider reporting in accordance with Section 13 of the Securities Exchange Act of 1934. Furthermore, Bancorp qualifies as a "small business issuer" as that term is defined under Item 10 of Regulation S-B of the SEC, and has elected to make its SEC filings under the disclosure requirements afforded to small business issuers.

     Bancorp is also subject to the provisions of the Bank Holding Company Act of 1956, as amended ("Bank Holding Company Act"), and to supervision by the Federal Reserve Board. The Bank Holding Company Act will require Bancorp to secure the prior approval of the Federal Reserve Board before it owns or controls, directly or indirectly, more than 5% of the voting shares of substantially all of the assets of any institution, including another bank. The Bank Holding Company Act prohibits acquisition by Bancorp of more than 5% of the voting shares of, or interest in, or substantially all of the assets of, any bank located outside Pennsylvania unless such an acquisition is specifically authorized by laws of the state in which such bank is located.

     A bank holding company is prohibited from engaging in or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in non-banking activities unless the Federal Reserve Board, by order or regulation, has found such activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making this determination, the Federal Reserve Board considers whether the performance of these activities by a bank holding company would offer benefits to the public that outweigh possible adverse effects.

     The Bank Holding Company Act also prohibits acquisitions of control of a bank holding company, such as Bancorp, without prior notice to the Federal Reserve Board. Control is defined for this purpose as the power, directly or indirectly, to direct the management or policies of a bank holding company or to vote twenty-five percent (25%) (or ten percent (10%), if no other person or persons acting in concert, holds a greater percentage of the Common Stock) or more of Bancorp's Common Stock.

     Bancorp is required to file an annual report with the Federal Reserve Board and any additional information that the Federal Reserve Board may require pursuant to the Bank Holding Company Act. The Federal Reserve Board may also make examinations of Bancorp and any or all of its subsidiaries. Further, under
Section 106 of the 1970 amendments to the Bank Holding Company Act and the Federal Reserve Board's regulations, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or provision of credit or provision of any property or services. The so-called "Anti-tie-in" provisions state generally that a bank may not extend credit, lease, sell property or furnish any service to a customer on the condition that the customer provide additional credit or service to the bank, to its bank holding company or to any other subsidiary of its bank holding company or on the condition that the customer not obtain other credit or service from a competitor of the bank, its bank holding company or any subsidiary of its bank holding company.

     Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the bank holding company or any of its subsidiaries, on investments in the stock or other securities of the bank holding company and on taking of such stock or securities as collateral for loans to any borrower.

     Permitted Non-Banking Activities

     The Federal Reserve Board permits bank holding companies to engage in non-banking activities so closely related to banking, managing or controlling banks as to be a proper incident thereto. While the types of permissible activities are subject to change by the Federal Reserve Board, the principal non-banking activities that presently may be conducted by a bank holding company are:

     1. Making, acquiring or servicing loans and other extensions of credit for its own account or for the account of others, such as would be made by the following types of companies: consumer finance, credit card, mortgage, commercial finance and factoring;

     2. Operating as an industrial bank, Morris Plan or industrial loan company in the manner authorized by state law so long as the institution does not accept demand deposits or make commercial loans;

     3. Operating as a trust company in the manner authorized by federal or state law so long as the institution does not make certain types of loans or investments or accept deposits, except as may be permitted by the Federal Reserve Board;

     4. Subject to certain limitations, acting as an investment or financial advisor to investment companies and other persons;

     5. Leasing personal and real property or acting as agent, broker, or advisor in leasing property, provided that it is reasonably anticipated that the transaction will compensate the lessor for not less than the lessor's full investment in the property and provided further that the lessor may rely on estimated residual values of up to 100% of the acquisition cost of the leased property;

     6. Making equity and debt investments in corporations or projects designed primarily to promote community welfare;

     7. Providing to others financially oriented data processing or bookkeeping services;

     8. Subject to certain limitations, acting as an insurance principal, agent or broker in relation to insurance for itself and its subsidiaries or for insurance directly related to extensions of credit by the bank holding company system;

     9. Owning, controlling or operating a savings association, if the savings association engages only in deposit taking activities and lending, and other activities permissible for bank holding companies;

     10. Providing courier services of a limited character;

     11. Subject to certain limitations, providing management consulting advice to nonaffiliated banks and nonbank depository institutions;

     12. Selling money orders having a face value of $1,000 or less, travelers' checks and United States savings bonds;

     13. Performing appraisals of real estate and personal property, including securities;

     14. Subject to certain conditions, acting as intermediary for the financing of commercial or industrial income-producing real estate by arranging for the transfer of the title, control and risk of such a real estate project to one or more investors;

     15. Subject to certain limitations, providing full-service brokerage and financial advisory activities; and selling, solely as an agent or broker for customers, shares of investment companies advised by an affiliate of the bank holding company or providing investment advice to customers about the purchase and sale of shares of investment companies advised by an affiliate of the bank holding company;

     16. Underwriting and dealing in obligations of the United States, general obligations of states and their political subdivisions and other obligations such as bankers' acceptances and certificates of deposits;

     17. Subject to certain limitations, providing by any means, general information and statistical forecasting with respect to foreign exchange markets; advisory services designed to assist customers in monitoring, evaluating and managing their foreign exchange exposures; and certain transactional services with respect to foreign exchange;

     18. Subject to certain limitations, acting as a futures commission merchant in the execution and clearance on major commodity exchanges of futures contracts and options on futures contracts for bullion, foreign exchange, government securities, certificates of deposit and other money market instruments;

     19. Subject to certain limitations, providing commodity trading and futures commission merchant advice, including counsel, publications, written analysis and reports;

     20. Providing consumer financial counseling that involves counseling, educational courses and distribution of instructional materials to individuals on consumer-oriented financial management matters, including debt consolidation, mortgage applications, bankruptcy, budget management, real estate tax shelters, tax planning, retirement and estate planning, insurance and general investment management, so long as this activity does not include the sale of specific products or investments;

     21. Providing tax planning and preparation advice such as strategies designed to minimize tax liabilities and includes, for individuals, analysis of the tax implications of retirement plans, estate planning and family trusts. For a corporation, tax planning includes the analysis of the tax implications of mergers and acquisitions, portfolio mix, specific investments, previous tax payments and year-end tax planning. Tax preparation involves the preparation of tax forms and advice concerning liability based on records and receipts supplied by the client;

     22. Providing check guaranty services to subscribing merchants;

     23. Subject to certain limitations, operating a collection agency; and

     24. Operating a credit bureau that maintains files on the past credit history of consumers and providing such information to a lender that is considering a borrower's application for credit, provided that the credit bureau does not grant preferential treatment to an affiliated bank in the bank holding company system.

     Bancorp did not and does not intend to commence or conduct any of the above-delineated activities during calendar years 1994 and 1995, respectively.

     Pennsylvania Banking Law

     Under the Pennsylvania Banking Code of 1965, as amended (the "Code"), Bancorp is permitted to control an unlimited number of banks. However, Bancorp would be required, under the Bank Holding Company Act, to obtain the prior approval of the Federal Reserve Board before it could acquire all or substantially all of the assets of any bank, or acquire ownership or control of any voting shares of any bank other than the Bank, if, after such acquisition, it would own or control more than five percent (5%) of the voting shares of such bank. The Bank Holding Company Act does not permit the Federal Reserve Board to approve the acquisition by Bancorp or any subsidiary of any voting shares of, or interest in, or all or substantially all of the assets of, any bank located outside the Commonwealth of Pennsylvania, unless the acquisition is specifically authorized by the laws of the state in which that bank is located.

     In addition, the Code authorizes reciprocal interstate banking without any geographic limitation. Reciprocity between states exists when a foreign state's law authorizes Pennsylvania bank holding companies to acquire banks or bank holding companies located in that state on terms and conditions substantially no more restrictive than those applicable to such an acquisition by a bank holding company located in that state. Assuming that the state banking statutes in Alaska, Delaware, Idaho, Indiana, Kentucky, Maine, Maryland, Michigan, New Jersey, Ohio, New York, Oregon, Rhode Island, Utah, Vermont, Washington, West Virginia and Wyoming are not amended, interstate ownership of banks and bank holding companies in each of those states and Pennsylvania is authorized. Other states are also considering legislation to authorize reciprocal interstate banking. Congress may pass interstate banking legislation that would accelerate the authorization for interstate banking.

     Legislation and Regulatory Changes

     From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies and other financial institutions are frequently made in Congress, and before various bank regulatory agencies. No prediction can be made as to the likelihood of any major changes or the impact such changes might have on Bancorp and its subsidiary bank. Certain changes of potential significance to Bancorp which have been enacted recently and others which are currently under consideration by Congress or various regulatory agencies are discussed below.

     Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA")

     On August 9, 1989, major reform and financing legislation, i.e., FIRREA, was enacted into law in order to restructure the regulation of the thrift industry, to address the financial condition of the Federal Savings and Loan Insurance Corporation and to enhance the supervisory and enforcement powers of the Federal bank and thrift regulatory agencies. The FDIC, as the primary Federal regulator of the Bank, is primarily responsible for supervision of the Bank. The FDIC has far greater flexibility to impose supervisory agreements on an institution that fails to comply with its regulatory requirements, particularly with respect to the capital requirements. Possible enforcement actions include the imposition of a capital plan, termination of deposit insurance and removal or temporary suspension of an officer, director or other institution-affiliated party.

     Under FIRREA, civil penalties are classified into three levels, with amounts increasing with the severity of the violation. The first tier provides for civil penalties of up to $5,000 per day for any violation of law or regulation. A civil penalty of up to $25,000 per day may be assessed if more than a minimal loss or a pattern of misconduct is involved. Finally, a civil penalty of up to $1.0 million per day may be assessed for knowingly or recklessly causing a substantial loss to an institution or taking action that results in a substantial pecuniary gain or other benefit. Criminal penalties are increased to $1.0 million per violation, up to $5.0 million for continuing violations or up to the actual amount of gain or loss. These monetary penalties may be combined with prison sentences for up to five years.

     Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA")

     General. The FDICIA was enacted in December, 1991, and reformed a variety of bank regulatory laws. Some of these reforms have a direct impact on the Bank. Certain of these new provisions are discussed below.

     Examinations and Audits. Annual full-scope, on-site examinations are required for all FDIC-insured institutions with assets of $500 million or more for bank holding companies with $500 million or more in assets, the independent accountants of such companies shall attest to the accuracy of management's report. Such accountants shall also monitor management's compliance with governing laws and regulations. Such companies are also required to select an independent audit committee composed of outside directors who are independent of management, to review with management and the independent accountants the reports that must be submitted to the appropriate bank regulatory agencies. If the independent accountants resign or are dismissed, written notification must be given to the FDIC and to the appropriate federal and state bank regulatory agency.

     Prompt Corrective Action. In order to reduce losses to the deposit insurance funds, the FDICIA established a format to more closely monitor FDIC-insured institutions and to enable prompt corrective action by the appropriate federal supervisory agency if an institution begins to experience any difficulty. The FDICIA established five "Capital" categories. They are: (1) well-capitalized; (2) adequately capitalized; (3) undercapitalized; (4) significantly undercapitalized; and (5) critically undercapitalized. The overall goal of these new capital measures is to impose more scrutiny and operational restrictions on depository institutions as they descend the capital categories from well capitalized to critically undercapitalized.

     On September 15, 1992, the FDIC, the Office of the Comptroller of the Currency (OCC), the FRB and the Office of Thrift Supervision issued jointly the final regulations relating to these capital categories and prompt corrective action. The regulations became effective December 19, 1992. These capital measures for prompt corrective action are defined as follows:

     A "well-capitalized" institution would be one that has at least a 10% total risk-based capital ratio, a 6% or greater Tier I risk-based capital ratio, a 5% or greater Tier I leverage capital ratio, and is not subject to any written order or final directive by the FDIC to meet and maintain a specific capital level.

     An "adequately capitalized" institution would be one that meets the required minimum capital levels, but does not meet the definition of a "well-capitalized" institution. The existing capital rules generally require banks to maintain a Tier I leverage capital ratio of at least 4% and an 8% or greater total risk-based capital ratio. Since the risk-based standards also require at least half of the total risk-based capital requirement to be in the form of Tier I capital, this also will mean that an institution would need to maintain at least a 4% Tier I risk-based capital ratio. Thus, an institution would need to meet each of the required minimum capital levels in order to be deemed "adequately capitalized."

     An "undercapitalized" institution would fail to meet one or more of the required minimum capital levels for an "adequately capitalized" institution. An "undercapitalized" institution must file a capital restoration plan and is automatically subject to restrictions on dividends, management fees and asset growth. In addition, the institution is prohibited from making acquisitions, opening new branches or engaging in new lines of business without the prior approval of its primary federal regulator. A number of other discretionary restrictions also may be imposed on a case-by-case basis, and harsher restrictions that otherwise would apply to "significantly undercapitalized" institutions may be imposed on an "undercapitalized" institution that fails to file or implement an acceptable capital restoration plan.

     A "significantly undercapitalized" institution would have a total risk-based capital ratio of less than 6%, a Tier I risk-based capital ratio of less than 3%, or a Tier I leverage capital ratio of less than 3%, as the case may be. Institutions in this category would be subject to all the restrictions that apply to "undercapitalized" institutions. Certain other mandatory prohibitions also would apply, such as restrictions against the payment of bonuses or raises to senior executive officers without the prior approval of the institution's primary federal regulator. A number of other restrictions may be imposed.

     A "critically undercapitalized" institution would be one with a tangible equity (Tier I capital) ratio of 2% or less. In addition to the same restrictions and prohibitions that apply to "undercapitalized" and "significantly undercapitalized" institutions, the FDIC's rule implementing this provision of FDICIA also addresses certain other provisions for which the FDIC has been accorded responsibility as the insurer of depository institutions.

     At a minimum, any institution that becomes "critically undercapitalized" is prohibited from taking the following actions without the prior written approval of its primary federal supervisory agency: engaging in any material transactions other than in the usual course of business; extending credit for highly leveraged transactions ("HLTs"); amending its charter or bylaws; making any material changes in accounting methods; engaging in certain transactions with affiliates; paying excessive compensation or bonuses; and paying interest on liabilities exceeding the prevailing rates in the institution's market area. In addition, a "critically undercapitalized" institution is prohibited from paying interest or principal on its subordinated debt and is subject to being placed in conservatorship or receivership if its tangible equity capital level is not increased within certain mandated time frames.

     At any time, an institution's primary federal supervisory agency may reclassify it into a lower capital category. All institutions are prohibited from declaring any dividends, making any other capital distribution, or paying a management fee if it would result in downward movement into any of the three undercapitalized categories. The FDICIA provides an exception to this requirement for stock redemptions that do not lower an institution's capital and would improve its financial condition, if the appropriate federal supervisory agency has consulted with the FDIC and approved the redemption.

     The regulation requires institutions to notify the FDIC following any material event that would cause such institution to be placed in a lower category. Additionally, the FDIC monitors capital levels through call reports and examination reports.

     Deposit Insurance. On January 1, 1993, the FDIC began to implement a risk-related premium schedule for all insured depository institutions that will result in the assessment of premiums based on capital and supervisory measures, with the strongest institutions paying premiums of $.23 for every $100 of deposits and the weakest institutions paying up to $.31 for every $100 of deposits. The risk-related premium schedule was implemented during 1993; the permanent system, currently proposed by the FDIC, will be implemented commencing January 1, 1994.

     Under the risk-related premium schedule, the FDIC, on a semiannual basis, will assign each institution to one of three capital groups (well-capitalized, adequately capitalized or undercapitalized, in each case as these terms are defined for purposes of prompt corrective action rules described above) and further assign such institution to one of three subgroups within a capital group corresponding to the FDIC's judgment of its strength based on supervisory evaluations, including examination reports, statistical analysis and other information relevant to gauging the risk posed by the institution. Only institutions with a total capital to risk-adjusted assets ratio of 10.00% or greater, a Tier I capital to risk-adjusted assets ratio of 5% or greater and a Tier I leverage ratio of 5% or greater, are assigned to the well-capitalized group. After the risk-based premium schedule is fully phased in, the weakest institutions will face semi-annual premium increases until their premium classification is upgraded or they merge with a stronger institution or fail.

     Real Estate Lending Standards. Pursuant to the FDICIA, the OCC and other federal banking agencies adopted real estate lending guidelines which would set loan-to-value ("LTV") ratios for different types of real estate loans. A LTV ratio is generally defined as the total loan amount divided by the appraised value of the property at the time the loan is originated. If the institution does not hold a first lien position, the total loan amount would be combined with the amount of all senior liens when calculating the ratio. These guidelines became effective on March 19, 1993. In addition to establishing the LTV ratios, the guidelines require all real estate loans to be based upon proper loan documentation and a recent appraisal of the property.

     Bank Enterprise Act of 1991. Within the overall FDICIA is a separate subtitle called the "Bank Enterprise Act of 1991." The purpose of this Act is to encourage banking institutions to establish "basic transaction services for consumers" or so-called "lifeline accounts." The FDIC assessment rate is reduced for all lifeline depository accounts. This Act establishes ten (10) factors which are the minimum requirements to qualify as a lifeline depository account. Some of these factors relate to minimum opening and balance amounts, minimum number of monthly withdrawals, the absence of discriminatory practices against low-income individuals and minimum service charges and fees. More over, the Housing and Community Development Act of 1972 requires that the FDIC's risk-based assessment system include provisions regarding life-line accounts. Assessment rates applicable to life-line accounts are to be established by FDIC rule.

     Truth in Savings Act. The FDICIA also contains the Truth in Savings Act ("TSA"). The FRB adopted regulations ("Regulation DD") under the TSA that were effective on June 21, 1993. The purpose of TSA is to require the clear and uniform disclosure of the rates of interest which are payable on deposit accounts by depository institutions and the fees that are assessable against deposit accounts, so that consumers can make a meaningful comparison between the competing claims of banks with regard to deposit accounts and products. In

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

addition to disclosures to be provided when a customer establishes a deposit account, TSA requires the depository institution to include, in a clear and conspicuous manner, the following information with each periodic statement of a deposit account: (1) the annual percentage yield earned, (2) the amount of interest earned, (3) the amount of any fees and charges imposed and (4) the number of days in the reporting period. TSA allows for civil lawsuits to be initiated by customers if the depository institution violates any provision or regulation under TSA.

     Regulatory Capital Requirements

     The following table presents Bancorp's capital ratios at December 31, 1994:

Tier I Capital................................................    $ 12,792,000
Tier II Capital...............................................       2,062,000
Total Capital.................................................      14,854,000

Total Average Quarterly Assets................................    $232,664,000
Total Risk-Weighted Assets(1).................................    $162,020,000

Tier I Risk-Based Capital Ratio(2)............................            7.90%
Required Tier I Risk-Based Capital Ratio......................            4.00%
Excess Tier I Risk-Based Capital Ratio........................            3.90%

Total Risk-Based Capital Ratio(3).............................            9.17%
Required Total Risk-Based Capital Ratio.......................            8.00%
Excess Total Risk-Based Capital Ratio.........................            1.17%

Tier I Leverage Ratio(4)......................................            5.50%
Required Tier I Leverage Ratio(5).............................            6.50%
(Deficit) Tier I Leverage Ratio...............................           (1.00%)
- ------------------------------
(1) Includes off-balance sheet items at credit-equivalent values.
(2) Tier I Risk-Based Capital Ratio is defined as the ratio of Tier I Capital to Total Risk-Weighted Assets.
(3) Total Risk-Based Capital Ratio is defined as the ratio of Tier I and Tier II Capital to Total Risk-Weighted Assets.
(4) Tier I Leverage Ratio is defined as the ratio of Tier I Capital to Adjusted Total Average Quarterly Assets.
(5) In accordance with the Regulatory Agreements, the Bank must maintain a 6.5% Tier I Leverage Ratio by February, 1994. Although the FRB has not set a leverage ratio for Bancorp, Bancorp believes it would also be required to maintain these leverage ratios. There can be no assurance that Bancorp or the Bank will be able to maintain these minimum ratios for any length of time.

     Bancorp's ability to maintain the required levels of capital is substantially dependent upon the success of Bancorp's capital and business plans, the impact of future economic events on Bancorp's loan customers, and Bancorp's ability to manage its interest rate risk and control its growth and other operating expenses.

     Effect of Government Monetary Policies

     The earnings of Bancorp are and will be affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies.

     The monetary policies of the Federal Reserve Board have had, and will likely continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The Federal Reserve Board has a major effect upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulations of, among other things, the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature and impact of future changes in monetary and fiscal policies.

     Memorandum of Understanding between Bancorp and the Federal Reserve Board ("FRB")

     A Memorandum of Understanding ("MOU") was entered into on December 8, 1992, between the Federal Reserve Bank of Philadelphia ("Philadelphia FED"), acting under delegated authority from the FRB, and Bancorp. The MOU requires that the Bank and Bancorp take certain actions as defined, subject to regulatory approval, to provide for safe and sound banking practices and improve the overall financial condition of the Bank and Bancorp. The key provisions of the MOU include requirements to:

     1. Seek prior written approval from the Philadelphia FED prior to any declaration of dividends, any issuance of debt not in the course of ordinary business, or any redemption of Bancorp's capital stock;

     2. Submit a Capital Restoration Plan and various quarterly financial reports relating to Bancorp and the Bank; and

     3. In addition, a requirement that the Board of Directors hold monthly Board meetings and appoint a committee which will be responsible for monitoring Bancorp's compliance with the provisions set forth in the MOU as well as any supervisory enforcement actions issued by the FDIC and/or the Department.

     Moreover, under the provisions of Section 32 of the Federal Deposit Insurance Act, Bancorp and the Bank may not add any individual to their respective Boards of Directors or employ any individual as a senior executive officer if the appropriate Federal banking agency issues a notice of disapproval of such addition or employment before the end of a 30-day notice period to such agency.

     Business--Bank

     The Bank's legal headquarters are located at 126 Easton Road, Willow Grove, Pennsylvania 19090-3282.

     As of December 31, 1994, the Bank had total assets of $231,185,000 total shareholders' equity of $12,537,000 and total deposits and other liabilities of $218,648,000.

     The Bank engages in a full-service commercial banking business, including accepting time and demand deposits, and making secured and unsecured commercial and consumer loans. The Bank's business is not seasonal in nature. Its deposits are insured by the FDIC to the extent provided by law.

     As of December 31, 1994 the Bank had one hundred thirty-four (134) full-time employees and seventeen (17) part-time employees. In the opinion of management, the Bank enjoys a satisfactory relationship with its employees. The Bank is not a party to any collective bargaining agreement.

     Competition--Bank

     The Bank competes actively with other area commercial banks and savings and loan associations, many of which are larger than the Bank, as well as with major regional banking and financial institutions headquartered in Philadelphia, Pennsylvania. The Bank considers its main competitors to be: Fidelity Bank, PNC Bank, First Pennsylvania-CoreStates, Harleysville National Bank & Trust Co., Meridian Bank and Mellon/PSFS. The Bank is generally competitive with all competing financial institutions in its service area with respect to interest rates paid on time and savings deposits, service charges on deposit accounts and interest rates charged on loans.

     Supervision and Regulation - Bank

     The operations of the Bank are subject to federal and state statutes applicable to banks chartered under the banking laws of the Commonwealth of Pennsylvania, whose deposits are insured by the FDIC. Bank operations are also subject to regulations of the Federal Reserve Board.

     The primary supervisory authorities of the Bank are the Pennsylvania Department of Banking ("Department") and the FDIC, that regularly examine the Bank. The FDIC has the authority under the Financial Institutions Supervisory Act to prevent a state, non-member bank from engaging in an unsafe or unsound practice in conducting its business.

     Federal and state banking laws and regulations govern, among other things, the scope of a bank's business, the investments a bank may make, the reserves against deposits a bank must maintain, loans a bank makes and collateral it takes, the activities of a bank with respect to mergers and consolidations and the establishment of branches. All banks in Pennsylvania are permitted to maintain branch offices in any county of the state. Branches may be established only after approval by the Department and the FDIC. These regulatory agencies are required to grant approval only if they find that there is a need for banking services or facilities such as are contemplated by the proposed branch. These regulatory agencies may disapprove the application if the bank does not have the capital and surplus deemed necessary to operate a new branch.

     Multi-bank holding companies are permitted in Pennsylvania within certain limitations. See section entitled "Pennsylvania Banking Law."

     A subsidiary bank of a bank holding company is subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the bank holding company or its subsidiaries, on investments in the stock or other securities of the bank holding company or its subsidiaries and on taking such stock or securities as collateral for loans. The Federal Reserve Act and Federal Reserve Board regulations also place certain limitations and reporting requirements on extensions of credit by a bank to principal shareholders of its parent holding company, among others, and to related interests of such principal shareholders. In addition, such legislation and regulations may affect the terms upon which any person becoming a principal shareholder of a holding company may obtain credit from banks with which the subsidiary bank maintains a correspondent relationship.

     From time to time, various types of federal and state legislation have been proposed that could result in additional regulations of, and restrictions on, the business of the Bank. It cannot be predicted whether any such legislation will be adopted or how such legislation would affect the business of the Bank. As a consequence of the extensive regulation of commercial banking activities in the United States, the Bank's business is particularly susceptible to being affected by federal legislation and regulations that may increase the costs of doing business.

     Under the Federal Deposit Insurance Act, the FDIC possesses the power to prohibit institutions regulated by it (such as the Bank) from engaging in any activity that would be an unsafe and unsound banking practice and in violation of the law. Moreover, the Financial Institutions and Interest Rate Control Act of 1987 ("FIRA") generally expands the circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency; restricts lending by a bank to its executive officers, directors, principal shareholders or related interests thereof; restricts management personnel of a bank from serving as directors in other management positions with certain depository institutions whose assets exceed a specified amount or which have an office within a specified geographic area; and restricts management personnel from borrowing from another institution that has a correspondent relationship with their bank. Additionally, FIRA requires that no person may acquire control of a bank unless the appropriate federal supervisory agency has been given 60-days prior written notice and within that time has not disapproved the acquisition or extended the period for disapproval.

     Under the Bank Secrecy Act ("BSA"), the Bank is required to report to the Internal Revenue Service currency transactions of more than $10,000 or multiple transactions of which the Bank is aware in any one day that aggregate in excess of $10,000. Civil and criminal penalties are provided under the

BSA for failure to file a required report, for failure to supply information required by the BSA or for filing a false or fraudulent report.

     The Garn-St Germain Depository Institutions Act of 1982 ("1982 Act"), removes certain restrictions on the lending powers and liberalizes the depository abilities of the Bank. The 1982 Act also amends FIRA (see above) by eliminating certain statutory limits on lending of a bank to its executive officers, directors, principal shareholders or related interests thereof and by relaxing certain reporting requirements. However, the 1982 Act strengthened FIRA provisions respecting management interlocks and correspondent bank relationships by management personnel.

     Under the CRA, the FDIC is required to assess the record of all financial institutions regulated by it to determine if these institutions are meeting the credit needs of the community (including low- and moderate-income neighborhoods) which they serve and to take this record into account in its evaluation of any application made by any such institutions for, among other things, approval of a branch or other deposit facility, office relocation, a merger or an acquisition of bank shares. FIRREA amended the CRA to require, among other things, that the FDIC make publicly available an evaluation of the Bank's record of meeting the credit needs of its entire community including low- and moderate-income neighborhoods. This evaluation includes a descriptive rating ("outstanding," "satisfactory," "needs to improve," or "substantial noncompliance") and a statement describing the basis for the rating. The FDIC has assigned a rating of "needs to improve" to the Bank.

     Concentration

     Bancorp and the Bank are not dependent for deposits to a single customer or to a small group of customers the loss of any one or more of which would have a materially adverse effect on the financial condition of Bancorp or the Bank. However, the Bank has been criticized by the Department and the FDIC for having an undue concentration of the Bank's loan portfolio in commercial and real estate related loans. The Bank management has commenced an effort to divert funds available for investment in the loan portfolio from these areas of concentration into a consumer loan portfolio. This diversion will take some time because any abrupt change in lending practices could have a detrimental affect on the Bank's existing customers and its earnings.

     Regulatory Agreements with the Department and the FDIC

     On February 2, and February 16, 1993, the Board of Directors of the Bank entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist with the Department and the FDIC, respectively. The Bank neither admitted nor denied the allegations of unsafe or unsound banking practices and violations of law or regulations, as the case may be. These Regulatory Agreements relate generally to the administration and operation of the Bank. Under the Regulatory Agreements, the Bank must, among other things, within specified time periods set forth in the Regulatory Agreements: (1) appoint a 3-member compliance committee of which all members must be outside directors, to monitor and coordinate the Bank's compliance with the Regulatory Agreements; (2) have and retain qualified management personnel to comply with the Regulatory Agreements, operate the Bank and restore the Bank's condition with respect to capital adequacy, asset quality, managerial effectiveness, earnings and liquidity; (3) charge-off or collect all loans classified as "loss" and 50% of loans classified as "doubtful;" (4) reduce remaining assets and contingent liabilities classified as "doubtful" and "substandard" to a level initially of no greater than 100% of Tier I capital and then ultimately to a level no greater than 50% of Tier I capital; (5) adopt and implement a program to eliminate the basis of criticism of assets characterized as "doubtful," "substandard," or "other assets especially mentioned;" (6) subject to certain conditions, cease any further extensions of credit to any borrower whose loans have been charged-off or classified; (7) improve and strengthen collection efforts; (8) review and revise its program for the maintenance of an adequate allowance for loan and lease losses; (9) adopt and implement a program to diversify its asset portfolio; (10) develop a capital plan to maintain its regulatory capital ratios at acceptable levels, specifically to have a Tier I leverage capital ratio equal to or greater than 6% by August, 1993, and 6.5% by February, 1994. The capital plan requires, among other things, the Company and the Bank to raise additional capital and to review other alternatives than capital raising, such as the sale of branch offices and possible merger or combination with another financial institution. Moreover, the Bank may not declare and pay any dividends to the Company without the prior written approval of the Department and the FDIC; (11) adopt and implement plans, programs and policy to improve earnings, liquidity, controls over internal operations and loan organization, documentation, review and administration; and (12) revise and implement an asset/liability management policy.

Item 2. Description of Property

     As of December 31, 1994, the Bank owned four (4) properties in fee and leased twelve (12). The properties owned in fee are free and clear of liens and encumbrances and include the principal office of Bancorp and the Bank located at York and Easton Roads, Willow Grove, Pennsylvania. All owned and leased offices are used in banking activity. The leases terminate from time-to-time through 2002. Rent expense amounted to $616,000, $610,000 and $683,000 in 1994, 1993 and
1992, respectively.

     The Bank has, in the aggregate, 15 branches, two of which are limited service facilities, located in three Pennsylvania counties: Bucks, Montgomery and Philadelphia. In addition to its branches, the Bank owns six automated teller machines located throughout the 3-county market area, none of which are "free-standing" (not located at a branch).

     Bancorp holds no property. Bancorp's and the Bank's principal executive offices are located at York and Easton Roads, Willow Grove, Pennsylvania 19090. Bancorp has limited space requirements, and, therefore, does not reimburse the Bank for such use.

Item 3. Legal Proceedings

     On June 19, 1992, an action (the "Goldberg Action") was filed in the United States District Court for the Eastern District of Pennsylvania (Civil Action No. 92-3582), by Richard Goldberg, on behalf of himself as a "purchaser" of the shares of the Common Stock and derivatively on behalf of Bancorp, against each of the then incumbent directors of Bancorp (with the exception of one of the directors who is the brother-in-law of Richard Goldberg) and other parties (collectively, the "Goldberg Defendants"). The Goldberg Action, among other things, alleged that it was a class action on behalf of purchasers of the shares of the Common Stock between February 6, 1990 and June 7, 1992, arising under the federal securities laws for untrue statements of material facts and the omission to state material facts necessary in order to make the statements made, in the light of the circumstances under which they were made not misleading, by Bancorp in public reports, financial statements, releases and proxy statements. Additionally, the Goldberg Action alleged state law claims which were a derivative action on behalf of Bancorp against the Goldberg Defendants for the alleged breach of fiduciary duty, waste of corporate assets and alleged negligent misrepresentation of the Goldberg Defendants. The Goldberg Action sought, among other things, damages, removal of the members of the Board of Directors and appointment of a conservator for a Bank, a declaration that the election of directors at Bancorp's 1992 Annual Meeting of Shareholders was null and void, and counsel fees and costs.

     On June 26, 1992, an action (the "Blum Action") was filed in the United States District Court for the Eastern District of Pennsylvania (Civil Action No. 92-3735), by Byron Blum, on behalf of himself as an owner of shares of the Common Stock and derivatively on behalf of Bancorp, against each of the then incumbent directors of Bancorp and other parties (collectively, the "Blum Defendants"). The Blum Action, among other things, alleged that is was a class action on behalf of owners of the shares of the Common Stock who were eligible to vote at the 1990, 1991 and 1992 Annual Meetings of Shareholders of Bancorp and its predecessor, the Bank, arising under the federal securities laws for untrue statements of material facts and the omission to state material facts necessary in order to make the statements made, in the light of the circumstances under which they were made not misleading, by Bancorp in public reports, financial statements, releases and proxy statements. Additionally, the Blum Action alleged state law claims which were a derivative action on behalf of Bancorp against the Blum Defendants for the alleged breach of fiduciary duty and waste of corporate assets by the Blum Defendants. The Blum Action sought, among other things, damages, the institution of procedural safeguards to prevent alleged wrongdoing by the Blum Defendants, the institution of disciplinary action against certain Blum Defendants, and counsel fees and costs.

     The Goldberg and Blum Actions were consolidated for adjudication. The Goldberg and Blum plaintiffs filed amended complaints in January, 1993. In February, 1993, the Goldberg and Blum Defendants filed motions to dismiss and/or for summary judgment with respect to the amended complaints. An oral argument was held in August, 1993, on the motions field by the Goldberg and Blum Defendants. On September 30, 1993, the District Court entered an Order dismissing plaintiff's Federal claims with prejudice and dismissing plaintiff's state claims without prejudice. On October 22, 1993, plaintiffs appealed this Order to the United States Court of Appeals for the Third Circuit. On May 24, 1994 the Third Court affirmed the District Court's September 30, 1993 order to dismiss.

     On July 22, 1994 Richard Goldberg filed a class action lawsuit against various directors and officers of Bancorp in the Court of Common Pleas of Montgomery County, Pennsylvania (No. 94-14297). The complaint asserts claims against various directors and officers of the Bancorp and the Bank, as a nominal defendant. The complaint alleges:

     Fraud against all defendants with respect to disclosure; a derivative claim on behalf of the Bancorp for breach of fiduciary duty and waste of corporate assets against the individual defendants; and direct and derivative claims for negligent misrepresentations against all defendants.

     The plaintiffs purport to sue on behalf of a class of persons who purchased publicly traded securities of the Bancorp during the period of approximately February 6, 1990 through June 7, 1992 and who sustained damages as a result of such purchases and/or were holders of shares of the Bancorp with respect to voting in the 1990, 1991 and 1992 proxy solicitations.

     The complaint does not demand a specified amount of damages. The complaint seeks:

     compensatory damages including establishing a constructive trust for any monies generated by the disposal of the Bay Properties asset; judgments removing the Board of Directors from the Bancorp and appointing a conservator for the Bank; judgments awarding the Bancorp compensatory damages; a judgment declaring the election of directors and other business consummated at the 1990, 1991 and 1992 annual shareholder meetings null and void and ordering a new election; and an award of counsel fees, interest and costs of suits to Plaintiffs and their counsel.

     While the Bancorp is a nominal defendant in the lawsuits, there may be a liability to the Bancorp for indemnification of expenses, liability and loss (including without limitation attorneys' fees, judgments, fines, taxes, penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered in connection with these cases, under Pennsylvania law and provisions of the bylaws of the Bancorp and the Bank. Such amounts may be material. The Goldberg and Blum Defendants previously agreed to reimburse the Bancorp all such monies advanced by the Bancorp, if the presiding Court found that they breached or failed to perform their duties as a director of officer, as the case may be, of Bancorp and the Bank and that the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. Bancorp does not have any directors' and officers' liability insurance for these legal actions.

     Management of the Bancorp, including directors and officers named as defendants in these cases, has stated their intention to contest these cases vigorously and believe that the Defendants have strong factual and legal defenses to the claims asserted. The outcome of the litigation or an estimate of the range of damages claimed cannot be predicted.

     In the opinion of the management of the Bancorp, there are no other proceedings pending to which the Bancorp and the Bank are a party or to which their property is subject, which, if determined adversely to the Bancorp and the Bank, would be material in relation to the Bancorp's consolidated undivided profits or financial condition. There are no proceedings pending other than ordinary routine litigation incident to the business of the Bancorp and the Bank. In addition, no material proceedings are pending or are known to be threatened or contemplated against the Bancorp and the Bank by government authorities.

     In early 1995, Richard Goldberg, the plaintiff in the action described above, filed another class action against Bancorp and various directors and officers of Bancorp in the Court of Common Pleas for Montgomery County, Pennsylvania. Goldberg brings this alleged class action on behalf of himself and on behalf of all other persons similarly situtated who owned shares of Bancorp on December 31, 1994. According to the complaint filed in this action, the plaintiff and other class members are being bought out of Bancorp at an "unconscionably low price" by defendants and "purchasers" and "owners" of Bancorp common stock will be damaged if the proposed merger between Bancorp and Midlantic is consummated. The Complaint alleges that the officers and directors of Bancorp have breached their fiduciary duty of care, loyalty, disclosure and fairness to the shareholders of Bancorp by entering into the merger agreement with Midlantic and seeks to enjoin such merger.

     Among other allegations, the complaint avers that, since January 1990, the Bank has suffered from poor financial performance due to, among other things, gross mismanagement, imprudent lending practices, and resulting waste of corporate assets with a resulting dilution of the shareholders' interest in Bancorp. The complaint further avers that Bancorp's poor financial performance resulted specifically from the mismanagement of its loan portfolio in at least the following ways, also listed in the complaint:

          a. Bancorp imprudently expanded the Bank's loan portfolio without regard to the loan quality and the probability of repayment;

          b. Bancorp ignored the substantial risks that a good portion, if not all, of the Bank's loans would not be repaid;

          c. Bancorp concealed from its shareholders, public regulators and the investing public the true risk involved in the Bank's loan portfolio;

          d. Bancorp failed to adequately monitor the Bank's lending practices;

          e. Bancorp, through its officers and directors, mismanaged Bancorp and the Bank by gambling with Bancorp's future when they should have been managing Bancorp and the Bank as prudent fiduciaries and business executives;

          f. Bancorp wasted corporate assets by approving the payment of certain benefits to Sylvia Hankin, widow of Perch Hankin, the Bank's former chairman in the form of a pension created after the death of Perch Hankin at the same time that the Bank's income had dropped from $2.6 million in 1989 to $2,000 in 1990 and to a loss of nearly $5 million in 1991 and continued to approve payments during that time and thereafter;

          g. Bancorp wasted corporate assets by paying legal fees to Lowen Hankin's law firm of $306,000 in 1989 and $279,000 in 1990 and thereafter when the Bank could be better served for substantially less money by outside counsel, unrelated to directors or shareholders;

          h. Bancorp's directors and officers engaged in self-dealing by approving and making loans to officers and directors and their associates, large portions of which were unsecured at a time when no unsecured loans should be made and by permitting a huge amount of loans to officers and directors to remain outstanding and have continued these practices to date;

          i. Lowen Hankin and Mark Hankin engaged in self-dealing by conceiving and effectuating a scheme in which an insider loan was made to an entity described in the complaint as Bay Properties, a partnership in which Lowen Hankin was the alleged principal partner. Furthermore, in order to conceal the fact that the finances of Bay Properties were precarious and that the line of credit to this entity had not, and could not be, rested for thirty days as required by the bank examiners, Mark Hankin and Lowen Hankin, with the assistance of certain other bank officers and directors, carried out other unlawful schemes, including Mark Hankin's privately loaning from his personal line of credit sufficient funds to Bay Properties to pay off its line of credit in order to create the appearance that Bay Properties had sufficient funds to retire its line of credit when it did not. After the line of credit to Bay Properties had been rested for thirty days, Bay Properties allegedly drew down its line of credit to repay a substantial amount of money to Mark Hankin's company, Arsenal Associates, and gave Mark Hankin a mortgage on property owned by Bay Properties which was higher in priority than the Bank's mortgage on the same property; and

          j. Certain insiders, officers and directors of Bancorp may have invested in private purchases of the shares of Bancorp with knowledge of the future sale.

     According to the complaint, this alleged gross mismanagement of the Bank resulted in "cease and desist" orders being entered against the Bank by the FDIC and the Pennsylvania Department of Banking and repeated write-downs of the Bank's assets as mandated by the bank regulators. Further, the complaint alleges that the gross mismanagement of the Bank has resulted in "millions of dollars" of loans which have been or will have to be written off. Moreover, the complaint alleges that the price of the transaction at which Midlantic will be acquiring Bancorp is "fundamentally unfair to shareholders" because (1) the defendants (including Bancorp) failed to negotiate a sale price which compensates the shareholders for the losses resulting from the write-off of insider loans caused by prior management, and (2) the defendants (including Bancorp) negotiated a sale price without protecting the shareholders on their claims against those members of the Board of Directors (and former members) who were responsible for the mismanagement, waste and self-dealing. In addition to the allegations described above, the complaint contains other, more general allegations of fraud, self-dealing, fundamental unfairness, concealment of material facts, breach of fiduciary duty and loyalty, oppression of minority shareholders and usurpation of corporate opportunities.

     The complaint requests that the Court order the following relief against the defendants (including Bancorp):

          a. declaring the class described in the complaint to be a proper class and naming Goldberg to be the representative of this class.

          b. ordering defendants to carry out their fiduciary duties to plaintiff and the class members, including the duty of care, loyalty, disclosure and entire fairness;

          c. granting preliminary and permanent injunctive relief against the consummation of the transaction between Bancorp and Midlantic, as described in the complaint;

          d. if the transaction described above is consummated, rescinding the tender offer, merger or other similar transaction effectuated by defendants and/or awarding rescissionary damages;

          e. ordering defendants (including Bancorp), jointly and severally, to pay the plaintiff and the other class members all damages suffered and to be suffered by them as the result of the acts and transactions alleged in the complaint;

          f. ordering defendants (including Bancorp), jointly and severally, to account to plaintiff and the other class members for all profits realized and to be realized by them as a result of the transaction complained of and, pending such accounting, to hold such profits in a constructive trust for the benefit of plaintiff and other class members;

          g. ordering defendants to permit a stockholders' committee, comprised of class members and their representatives only, to ensure a fair procedure, adequate procedural safeguards and independent input by plaintiff and the class members in connection with any buy-out proposals;

          h. awarding plaintiff the cost and disbursement of the action including allowances for plaintiff's reasonable attorneys and expert fees; and

          i. granting such other and further relief as may be just and proper.

     Counsel representing the defendants in this action have advised that they believe that the defendants have strong legal and factual defenses to this action and that the injunction requested is barred by a Pennsylvania statute.

     On June 22, 1988, Bank made a loan to Sylvia Hankin and her son, Dr. Robert Krakovitz. The loan was secured by Dr. Krakovitz's interest in a certain long-term lease of federal real estate in Colorado which he was operating as a health/dude ranch. Dr. Krakovitz leased and gave an option to purchase the ranch to another individual. Bank received a Collateral Assignment and Security Agreement of the Lease and Option to Purchase and has exercised its interest so as to receive lease payments directly because the loan is in default. An action, in the nature of a foreclosure proceeding, has been instituted by Bank's local counsel in Colorado to take title to Krakovitz's interest in the ranch. An action to establish receivership for the leased property has also been initiated by Bank in Colorado and is presently pending with the court there. Dr. Krakovitz has filed a Counterclaim against Bank in the Colorado action.

     A. Sylvia Hankin. Sylvia Hankin is the widow of former Bank Chairman, Perch
P. Hankin. When Perch P. Hankin died, the Bank Board of Directors resolved to provide Sylvia Hankin with pension benefits in the amount of the Chairman's last salary. Similar type payments had been provided to other Bank Officer/Director widows. These payments, in the net amount of approximately $130,000.00 a year, continued until 1993. In July 1993, Bank, Sylvia Hankin and Dr. Krakovitz entered into a Loan Modification Agreement releasing Mrs. Hankin as a co-signer on the above described loan while immediately reducing her pension benefits to $80,000.00 a year and making them subject to further review, reduction and/or termination. As described above, Dr. Krakovitz and his lessee have defaulted on the Loan Agreement and the Collateral Assignment providing lease payments directly to Bank from lessee.

     On January 20, 1995, Sylvia Hankin filed an action against the Bank and Trust Company of Old York Road ("Bank") in the Court of Common Pleas for Montgomery County, Pennsylvania (Docket Number 95-01012). In the complaint, Sylvia Hankin alleges that, on December 18, 1989, the board of directors of Bank resolved that Perch Hankin's then current salary of $150,000 per year would be continued for life and for the life of his wife, Sylvia Hankin. The complaint then alleges that, on May 24, 1990, shortly after the death of Perch Hankin, the board of directors of Bank resolved that the salary to be paid to Sylvia Hankin was subject to a "spendthrift" program and was declared to be "not assignable nor anticipated by the widow or subject to execution or attachment by creditors of the widow". According to the complaint, Bank then demanded that Sylvia Hankin turn over to Bank as collateral for the loan to Sylvia Hankin the proceeds of a life insurance policy on Perch Hankin in the amount of $150,000. According to the complaint, Bank then withdrew from these proceeds certain principal and interest owed to Bank on a loan to Sylvia Hankin's son, Robert Krakovitz, which had been guaranteed by Sylvia Hankin. The complaint then alleges that, on May 1, 1992 and July 2, 1993, Bank and Sylvia Hankin entered into two loan modification agreements. According to the complaint, Bank insisted that the second modification agreement be signed by Sylvia Hankin and that the second modification agreement contained language which made the salary being paid to Sylvia Hankin "subject to annual review and termination or adjustment". According to the complaint, Bank intended to and did deceive Sylvia Hankin into signing technical and complicated loan modification documents which Bank did not explain to her and which she did not fully understand, for the sole purpose of reducing Bank's obligation to pay an annual salary to Sylvia Hankin. The complaint further alleges that Bank failed to advise Sylvia Hankin that she obtain independent advice or legal counsel before signing the documents and misrepresented to Sylvia Hankin that she was "required" to sign the documents and that the documents, if signed, would benefit Sylvia Hankin's interests. The complaint further alleges that these modification documents signed by Sylvia Hankin are invalid in that they lacked consideration, were signed without Sylvia Hankin's full and complete understanding of their implications, were signed under duress, and were signed as a result of oral representations made by Bank that signing such documents were in the best interests of Sylvia Hankin. The complaint then alleges that Bank unilaterally reduced Sylvia Hankin's salary from $150,000 per year to $80,000 per year and initiated an action in Colorado state court to collect the balance due on the loan to Krakovitz guaranteed by Sylvia Hankin. According to the complaint, Bank breached its obligations to Sylvia Hankin in that Bank reduced the annual payments to Sylvia Hankin to offset the amount received by her as Social Security payments, reduced the payments to Sylvia Hankin to make payments on the loan guaranteed by her, reduced the amount paid to Sylvia Hankin from $150,000 to $80,000 per annum, wrongfully retained the insurance policy proceeds on the life of Perch Hankin, and ultimately refused to pay any additional compensation to Sylvia Hankin.

     The complaint then purports to state causes of action against Bank for breach of contract, release of obligation, fraud, rescission, and punitive damages in the amount of $2,000,000.00. The complaint requests the following in relief against defendant Bank:

          a. order Bank to repay with interest all sums deducted from Sylvia Hankin's compensation package, which include but are not limited to deductions for the Social Security payments received by Sylvia Hankin, all arbitrary deductions, loan payments, and all sums due but not yet paid;

          b. order Bank to repay the proceeds of the $150,000 insurance policy with interest;

          c. equitably enforce the provisions of the second modification to the loan documents and prohibit Bank from proceeding against the assets of Sylvia Hankin to collect on amounts alleged to be due on the loan to Krakovitz;

          d. order Bank to pay Sylvia Hankin the proceeds of all amounts received as a result of their actions that sell, transfer or modify any assets owned by Sylvia Hankin, with interest thereon;

          e. pay all sums originally due to Sylvia Hankin under the terms of the compensation package granted to Perch Hankin and Sylvia Hankin on December 19, 1989 as well as the life insurance policy, plus interest thereon;

          f. rescind all modifications, amendments, alterations or changes to the original resolutions of the Board of Directors dated December 18, 1989 and May 24, 1990;

          g. declare a constructive trust of all funds, plus interest obtained from Sylvia Hankin;

          h. order Bank to pay Sylvia Hankin, going forward on a monthly basis in accordance with the terms of the resolutions of the Board of Directors dated December 18, 1989 and May 24, 1990 relating to the compensation package;

          i. order Bank to pay punitive damages in the amount of $2,000,000.00;

          j. order Bank to pay all costs and expenses involved in the prosecution of this claim, including reasonable counsel fees;

          k. order such other relief as the Court deems proper.

     Counsel representing Bank in this action have advised that they believe that Bank has strong legal and factual defenses to this action. While the damages demanded by Sylvia Hankin in this action could amount to more than $1,000,000.00, if reduced to present value, both outside counsel and house counsel believe that the probability of Sylvia Hankin's prevailing in this litigation is remote.

     B. Dr. Robert Krakovitz. In the above described Counterclaim to Bank's foreclosure Complaint filed in Colorado, Dr. Krakovitz demands compensatory and punitive damages in an unstated amount based upon alleged lender liability. The lender liability claim is based upon Bank's alleged management and control of borrower through Perch P. Hankin. The Colorado foreclosure action is ongoing. Dr. Krakovitz and the bank have had some settlement discussions wherein Dr. Krakovitz has demanded

$150,000.00 to settle the foreclosure and give Bank a release on his Counterclaims. The Bank believes Dr. Krakovitz's Counterclaim lacks merit.

     First Fidelity Bank (formerly known as Merchants Bank) participated with Bank in a $1,700,000.00 Loan to Willow Grove Plaza I Associates. Bank also made a $2.85 Million loan to Bay Properties Company. Both the Willow Grove Plaza and the Bay Properties Loans were secured by guarantees made by the same guarantors. Prior to the Willow Grove Plaza loan going into default, Meridian Bank confessed judgment against the Bay Properties guarantors for a default on the loan it had made to that partnership. Meridian Bank and Bank later entered into an agreement with respect to the proceeds received from a proposed settlement with guarantors.

     On January 19, 1995, First Fidelity Bank filed an action against Bank and Trust Company of Old York Road ("Bank") and individuals Mark Hankin, Lowen Hankin, Sabina Hankin Kurtzman, Louis Schiffman, and Jane Hankin. According to the complaint, Bank violated the terms of a participation agreement between Bank and First Fidelity Bank and applicable law in that Bank failed to ensure that adequate collateral was obtained and maintained for the loan to which the participation agreement relates, failed to inform First Fidelity Bank of changes in the loan structure and to obtain First Fidelity Bank's consent to such changes, advanced its own interests in connection with another loan made to the same or related parties as the loan which is the subject of the participation agreement by, among other things, releasing those parties from surety obligations and depleting assets of those parties in payment of obligations other than the loan which is the subject of the participation agreement. The complaint further alleges that Bank compounded these failures by failing to properly administer the loan which is the subject of the participation agreement, including failing to pursue all available remedies after a default in the loan. According to the complaint, Bank committed these acts because all of the loans at issue were made to entities whose principals are affiliated with and dominate Bank. According to the complaint, Bank's actions constitute a breach of contract, breach of duty of care as well as gross neglect, and have caused damage to First Fidelity Bank in excess of $1,000,000.00. The complaint further alleges that the individual defendants are liable to First Fidelity Bank for tortious interference with the participation agreement.

     The complaint then describes the following transaction between Bank and Merchants Bank, the predecessor of First Fidelity Bank: Bank and Merchants Bank allegedly entered a loan participation agreement for a loan in the amount of $1,700,000 from Bank to an entity called LKH Development Company, a partnership allegedly comprised of Lowen Hankin and his wife, Jane Hankin. According to the complaint, Merchants Bank agreed to purchase a participating interest in the amount of $1,200,000 of the loan balance. The loan was allegedly secured by, among other things, a mortgage on the land owned by the borrower, an assignment of an installment sale agreement for the property, an assignment of leases and rents for the property, and personal guarantees of Lowen Hankin, Jane Hankin and Moe Hankin. The complaint then alleges that, without the knowledge or consent of First Fidelity Bank, Bank allowed LKH Development Company to assign its interest in the mortgaged property to an entity called Willow Grove Plaza I Associates ("WGP Associates"). According to the complaint, the assignment was conditioned upon each of the general partners of WGP Associates--Lowen Hankin, Jane Hankin, Sabina Hankin Kurtzman and Louis Schiffman--signing a personal guarantee of the loan. According to the complaint, all of the partners signed guarantees except for Louis Schiffman, whose guarantee is an allegedly illusory obligation.

     The complaint then alleges that Bank made a loan in the amount of $2,800,000 to a partnership called Bay Properties, the general partners of which are alleged to be Lowen Hankin, Sylvia Hankin, Sabina Hankin Kurtzman and Louis Schiffman. According to the complaint, Meridian Bank loaned this partnership an additional $3,000,000 at or around the same time as Bank's loan. According to the complaint, Bank received unconditional guarantees from each of the partners of Bay Properties, who are also the guarantors of the LKH Development Company loan.

     The complaint then alleges that Bank engaged in a scheme to preserve its own self-interest without regard to its obligations to First Fidelity Bank under the Participation Agreement. According to the complaint, Bank concealed the true condition of the loan to Bay Properties from regulators through a loan from Mark Hankin to Lowen Hank in the amount of $2,850,000.00, of which $2,300,000.00 was repaid to Mark Hankin within several months. Then, according to the complaint, Meridian Bank and Bank confessed judgment against Bay Properties and its partners Lowen Hankin, Sabina Hankin Kurtzman and Louis Schiffman in October and November 1991, when the loan from Bank to LKH Development Company was also in default. The complaint further alleges that Bank and Meridian Bank formed a partnership known as MerBoyr Corp. in order to restructure the Bay Properties' loans and obtain additional collateral as security for these loans. During the course of negotiations with Bay Properties and its partners, MerBoyr Corp., acting on behalf of Bank, agreed to release Mark Hankin, Lowen Hankin, Jane Hankin, Sabina Hankin Kurtzman, and Louis Schiffman from personal guarantees for the LKH Development Company loan. MerBoyr Corp. further agreed to accept a pledge of certain real estate from Sabina Hankin Kurtzman and of approximately $3,000,000 worth of Bank stock that was owned by some or all of the guarantors.

     The complaint then alleges that, when Bank attempted collection of the amounts due under the LKH Development Company loan, the fair market value of the property was substantially less than the amount owed on the loan. According to the complaint, this deficiency amount would have been repaid from the assets of Lowen Hankin, Jane Hankin, Sabina Hankin Kurtzman and Louis Schiffman, as well as LKH Development Company and WGP Associates, had they not been improperly released by Bank. Further, the complaint alleges that Bank improperly failed to make a claim against the estate of Moe Hankin, who died during Bank's administration of the loan to LKH Development Company and who was a guarantor of the loan.

     The complaint purports to state the following causes of action against Bank and the individual defendants: breach of contract, gross negligence, breach of duty of care, breach of covenant of good faith and fair dealing and (against the individual defendants) tortious interference with contractual relations. The complaint requests the following relief from the defendants (including Bank):

          a. compensatory damages in the amount of $1,028,987.10 plus interest and costs;

          b. punitive damages in an amount not specified in the complaint;

          c. costs and interest for bringing this action, together with reasonable attorneys' fees;

          d. such other and further relief as the Court deems just and appropriate.

     Because of the uncertainty of this litigation and the proof of plaintiff's allegations, Bank's counsel is unable to form a definitive opinion as to the ultimate outcome of such a suit or estimate the range of damages that may be recovered.

     In the opinion of the management of Bancorp, there are no other proceedings pending to which Bancorp and the Bank are a party or to which their property is subject, which, if determined adversely to Bancorp and the Bank, would be material in relation to Bancorp's consolidated capital or financial condition. There are no proceedings pending other than ordinary routine litigation incident to the business of Bancorp and the Bank. In addition, no material proceedings are pending or are known to be threatened or contemplated against Bancorp and the Bank by government authorities.

Item 4. Submission of Matters to a Vote of Security Holders

     (a) Bancorp held its annual meeting of shareholders on June 30, 1994.

     (b) The following persons were elected as directors at such annual meeting:

               4-Year Term
               -----------
               Guy M. Cooper, Jr.
               Mark Hankin
               Henry B. Holtzman, M.D.
               Arthur Poley

     The following persons term of office continued after such meeting:

               Remaining Term of 3 Years
               -------------------------
               John J. Fiorillo
               Carl F. Haeussler, Jr.
               Stanford S. Hunn

               Remaining Term of 2 Years
               -------------------------
               Robert M. Flood, Jr.
               Harry H. Hilger, Jr.
               Allan Nappen

               Remaining Term of 1 Year
               ------------------------
               Albert Hoffman
               Laren Pitcarin
               Dr. Leon Riebman
               James L. Weese, M.D.

     (c) Subsequent to the annual meeting, Albert Hoffman and Laren Pitcarin resigned as directors on August 31, 1994 and September 10, 1994, respectively. The only matters that were acted upon at such annual meeting pertained to the election of the directors. Presented below are the votes cast for, against or withheld for each nominee to the office of director:

                                   Votes Cast
                                   ----------
   Name of Nominee           For               Withheld         Not Voted
   ---------------           ---               --------         ---------
Guy M. Cooper, Jr.         2,065,980            93,385           665,947
Mark Hankin                1,964,395           194,969           665,947
Henry B. Holtzman          1,921,927           237,437           665,947
Arthur Poley               1,921,928           237,436           665,947


     (d) Erwin K. Wenner was a director of Bancorp and the Bank as of December 31, 1994. Mr. Wenner resigned as President of the Bank and Bancorp and as a director of Bank and Bancorp on March 2, 1995. James Mack, the current President of the Bank and Bancorp has taken Mr. Wenner's seat as a director of the Bank and Bancorp.

                                    Part II

     Bancorp's Common Stock was listed on the National Association of Securities Dealers Automated Quotation ("NASDAQ") Small-Cap Market on or about November 29, 1993. The following table sets forth the quarterly high and low prices for a share of Bancorp's Common Stock during the periods indicated as reported by the management of Bancorp, except for the closing bid and ask prices on December 31, 1994, as reported on the NASDAQ Small-Cap Market.

                                                Stock Prices
                                            -------------------
                                             High           Low
                                            -----           ---
1993:
     First quarter .....................    $6.00          $3.00
     Second quarter ....................    $6.50          $4.00
     Third quarter .....................    $4.50          $3.75
     Fourth quarter ....................    $4.50          $3.75

1994:
     First quarter .....................    $4.88          $4.63
     Second quarter ....................    $5.50          $4.88
     Third quarter .....................    $7.50          $7.00
     Fourth quarter ....................    $9.13          $8.63

                                             Bid            Ask
                                             ---            ---
NASDAQ Small-Cap Market Closing Price
  on December 31, 1994 .................    $9.13          $8.63


     Bancorp's Common Stock is listed on the NASDAQ Small-Cap Market and quotations of the bid and ask prices per share are presented under the designation "Old York" or "BOYR."

     Bancorp declared no dividends in 1994 and 1993. Under the Regulatory Agreements and MOU, Bancorp and the Bank are prohibited from paying dividends without the prior written approval of their respective regulatory agencies. The Bank must achieve and maintain a Tier I Leverage Capital Ratio of 6.5% by February, 1994. It is likely that the Bank must maintain this 6.5% ratio for a considerable period of time before the respective regulatory agencies will consider any approval for the payment of dividends.

     It is the present intention of Bancorp to resume dividend payments as soon as such payments would be approved by the respective regulatory agencies. However, dividends must necessarily depend upon earnings, financial condition, appropriate legal restrictions and other factors relevant at the time the Board of Directors considers dividend policy. Cash available for dividend distributions to the shareholders of Bancorp must initially come from dividends paid by the Bank to Bancorp. Therefore, the legal restrictions on the Bank's dividend payments are directly applicable to Bancorp.

     Under the Pennsylvania Business Corporation Law of 1988, Bancorp may pay dividends only if it is solvent and would not be rendered insolvent by the dividend payment, and only to the extent of unrestricted and unreserved earned (and, under some circumstances, capital) surplus.

     As of February 28, 1995, Bancorp had approximately 720 shareholders of record.

Item 6. Management's Discussion and Analysis or Plan of Operation

          See Exhibit "A" beginning on page 40 of this report.

Item 7. Financial Statements and Schedules

          See Exhibit "B" beginning on page 41 of this report.

Item 8. Changes and Disagreements with Accountants on Accounting and Financial Disclosure.

          Not Applicable

                                    Part III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

     Set forth below is the following information concerning each officer and director: age, principal occupation or employment during the past five years; positions and offices held with Bancorp and the Bank, respectively; directorships in publicly-held corporations; and the year first elected or appointed to Bancorp or the Bank's Board of Directors. Age is given as of December 31, 1994. Unless indicated otherwise, a director's principal occupation or employment has continued for at least five years. The source of the information set forth below concerning directors was obtained partly from Bancorp's records and partly from information provided by such directors.

     Directors Whose Term Expires in 1995

     Dr. Leon Riebman, age 74. Dr. Riebman is President, Chief Executive Officer, and Chairman of the Board of AEL Industries, Inc., a defense electronics firm. Dr. Riebman is also a Director of Ampal-American. Dr. Riebman has served as a director of Bancorp since 1990, and a director of the Bank since 1980.

     James S. Weese, MD, age 45. Dr. Weese is the Director of the Division of Surgical Oncology at Graduate Hospital and Clinical Professor of Surgery at the School of Medicine of the University of Pennsylvania.

     Directors Whose Term Expires in 1996

     Robert M. Flood, Jr., age 64. Mr. Flood is a Certified Public Accountant and a partner in the firm of Mathieson Aitken Jemison, Plymouth Meeting, Pennsylvania. Mr. Flood is the immediate past President of the Union League of Philadelphia. Mr. Flood has served as a director of Bancorp since 1991.

     Harry Hilger, Jr., age 68. Mr. Hilger is retired. Before that he was Senior Vice President-Operations of Bancorp and President and Chief Operating Officer of the Bank since 1990. Before that he was Senior Vice President of the Bank. He has served as a director of the Bank from 1963 to 1977 and since 1990.

     Allan Nappen, age 25. Mr. Nappen is a property manager for Nappen & Associates, a company dealing in construction and maintenance of industrial buildings. Mr. Nappen is the nephew of Mark Hankin, the Chairman of the Boards of Directors of Bancorp and the Bank.

     Directors Whose Term Expires in 1997

     John J. Fiorillo, age 54. Mr. Fiorillo is a partner in Allman & Company, an insurance agency.

     Carl F. Haeussler, Jr., age 45. Mr. Haeussler is the Corporate Controller and Secretary for Veit and Young, Inc., a contract machine shop manufacturer. Mr. Haeussler is also the Corporate Controller and Secretary/Treasurer of Gee Vee Line, Inc., a manufacturing corporation.

     Stanford S. Hunn, age 59. Mr. Hunn is an attorney and chairman of Hunn, Shelly Associates, a local law firm. Mr. Hunn is currently a director of Bancorp and the Bank.

     Directors Whose Term Expires in 1998

     Guy M. Cooper, Jr., age 63. Mr. Cooper is President and Chief Executive Officer of Guy M. Cooper Mechanical Construction. Mr. Cooper has served as a director since 1992.

     Mark Hankin, age 45. Mr. Hankin is Chairman of the Board. Before that Mr. Hankin was Chairman of the Board and President of Bancorp since 1990. Mr. Hankin owns Hankin Management Co., which manages real estate for related partnerships. Mr. Hankin is also President of New Huntingdon Development, Inc., a real estate general contractor. Mr. Hankin has served as a director of Bancorp since 1990 and as a director of the Bank from 1976 to 1978 and since 1986.

     Henry B. Holtzman, MD, age 46. Dr. Holtzman is the Medical Director of Respiratory Therapy Department and Pulmonary Function Laboratory at Doylestown Hospital and the Bucks County Campus of the Medical College Hospital.

     Arthur Poley, age 66. Mr. Poley is owner of Poley Landscape and Nursery, a nursery company specializing in landscape design and contracting. Mr. Poley has served as a director since 1992.

     Bancorp Officers

     Erwin K. Wenner, age 39. Mr. Wenner had been President and Chief Executive Officer of Bancorp and the Bank from July, 1994 through March 2, 1995. During that period he was also a director of Bancorp and the Bank. However, effective March 7, 1995, the Board of Directors of Bancorp and Mr. Wenner reached a mutual agreement as to the termination of Mr. Wenner's employment.

     George S. Rapp, age 42. Mr. Rapp was hired by the Bank as Executive Vice President and Chief Financial Officer in March, 1993. Prior to coming to the Bank, he was a Controller of Meritor Savings Bank, a $5 billion regional stock savings bank, at which his responsibilities included the full range of controller and finance functions. Mr. Rapp has nearly 15 years of experience in the banking industry and is a certified public accountant. However, effective February 22, 1995, Mr. Rapp resigned as an employee of the Bank and Bancorp, to pursue other opportunities. Mr. Rapp resigned from these positions with the Bancorp and Bank on February 22, 1995.

     Arlene Goldbach, age 50. Ms. Goldbach has been employed by the Bank since 1963. In 1975, she received her first officer position as Assistant Treasurer and was named Treasurer in 1983 and Head of Operations in 1991.

     Compliance with Section 16(a) of the Exchange Act

     Section 16(a) of the Exchange Act requires Bancorp's officers and directors, and persons who own more than ten percent of a registered class of Bancorp's equity securities (in this case the Common Stock), to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC"). Officers, directors and greater than ten-percent shareholders are required by SEC regulation to furnish Bancorp with copies of all Section 16(a) forms they file. There are no ten percent shareholders of Bancorp's equity securities.

     Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Forms 5 were required for those persons, Bancorp believes that, during the period January 1, 1994 through December 31, 1994, all filing requirements applicable to its officers and directors were complied with.

     Officers of Bancorp, at December 31, 1994

     The following table sets forth information about the principal officers of Bancorp, each of whom is elected by the Board of Directors of Bancorp and each of whom holds office at the discretion of the Board of Directors.

                                                                   Age as of
Name                               Position                    December 31, 1994
- ----                               --------                    -----------------
Erwin K. Wenner .....  President and Chief Executive Officer          39
Harry Hilger, Jr. ...  Secretary                                      68
George S. Rapp ......  Chief Financial Officer                        42
Arlene G. Goldbach ..  Treasurer and Assistant Secretary              50

     Mr. Wenner is no longer an employee of the Bank or Bancorp, as of March 2, 1995. In addition, Mr. Rapp is no longer an employee of the Bank or Bancorp as of February 22, 1995. James Mack became President of Bancorp in March of 1995.

     Officers of the Bank, at December 31, 1994

     The following table sets forth information about the principal officers of the Bank, each of whom is elected by the Board of Directors of the Bank and each of whom holds office at the discretion of the Board of Directors.


                                                                   Age as of
Name                               Position                    December 31, 1994
- ----                               --------                    -----------------

Erwin K. Wenner .....  President and Chief Executive Officer          39
Harry Hilger, Jr. ...  Secretary                                      68
George S. Rapp ......  Executive Vice President and
                         Chief Financial Officer                      42
Arlene G. Goldbach ..  Executive Vice President, Chief
                         Operations Officer and Assistant
                         Secretary                                    50
David C. Longmuir ...  Executive Vice President and
                         Chief Lending Officer                        46

Erwin Wenner is no longer an employee of the Bank, or Bancorp effective March 2, 1995. In addition, Mr. Rapp is no longer an employee of the Bank or Bancorp as of February 22, 1995. James Mack became President of the Bank on March 2, 1995.

Item 10. Executive Compensation

     Directors' Compensation

     Directors of Bancorp and the Bank are compensated pursuant to a standard arrangement for their services as directors. For the period January 1, 1994 through August 31, 1994, each director received $400 for each meeting of the Board attended. Each director who was a member of the Executive, Audit, Planning, Investment, Real Estate, or Executive Compensation Committees received $300 for each committee meeting attended. As of August 31, 1994, the Board and Executive Committee meeting fees were reduced to $300 and $200 respectively and all other Committee meeting fees were eliminated. Directors who are also paid officers of Bancorp and the Bank do not receive any compensation for serving on Bancorp's and the Bank's Boards of Directors or their committees. Total aggregate compensation received by Bancorp's and the Bank's directors was $149,400 in 1994, for all meetings that they attended on behalf of the Boards of Directors of Bancorp and the Bank and committees thereof. Meetings of the Boards of Directors of Bancorp and the Bank are held generally on the same day. The meeting of Bancorp's Board follows the meeting of the Bank's Board. Directors are only paid for attending the Bank's Board meeting at such times when Bancorp's Board meeting is immediately after the Bank's Board meeting.

     Remuneration of Officers

     The following table sets forth all remuneration for services in all capacities paid by Bancorp and the Bank in 1994 to Stephen P. Szemes, the former President and Chief Executive Officer of Bancorp and the Bank. No other officer's aggregate remuneration exceeded $100,000 during 1994. Mark Hankin, the Chairman of the Board of Bancorp and the Bank received no salary in 1994.

                           SUMMARY COMPENSATION TABLE

                                                                                Long Term Compensation
                                                                            ------------------------------
                                                 Annual Compensation              Awards           Payouts
                                           -----------------------------    -------------------    -------
                                                                  Other                                         All
Name and                                                         Annual   Restricted                           Other
Principal                                                        Compen-     Stock      Options/    LTIP      Compen-
Position                       Year        Salary      Bonus    sation(1)   Award(s)      SARs     Payouts     sation
- --------                       ----        ------      -----    ---------   --------    -------    --------   --------

Stephen P. Szemes, .........   1994     $138,538.31    - 0 -      - 0 -       - 0 -      - 0 -      - 0 -       - 0 -
 President and CEO
- -----------
(1) All other perquisites, personal benefits or property received by
    Mr. Szemes was less than 10% of the total annual salary and bonus reported under the applicable compensation columns.



     Executive Employment Agreement with Stephen P. Szemes

     On December 8, 1992, the Bank entered into a three-year employment agreement with Stephen P. Szemes, the President and Chief Executive Officer of Bancorp and the Bank (the "Employment Agreement"). Pursuant to the terms of the Employment Agreement, Mr. Szemes agreed to serve as the President and Chief Executive Officer of the Bank and Bancorp. Mr. Szemes is not compensated for the services he renders as President and Chief Executive Officer of Bancorp. Under the Employment Agreement, Mr. Szemes receives an annual salary of $135,000. Such salary will be reviewed annually by the Board of Directors, and, in its discretion, may be increased to take into account the performance of Mr. Szemes and changes in the cost-of-living. Under the Employment Agreement, Mr. Szemes has the right to participate in any present and future benefit programs made available to executive officers. The Bank will also provide Mr. Szemes with an automobile and a luncheon and country club membership not to exceed $120 per month and $2,000 per year, respectively. If Mr. Szemes becomes disabled, there are provisions for him to continue as a consultant, if appropriate, for the balance of the term of the Employment Agreement or 6 months, whichever is less. Mr. Szemes shall receive his full compensation if the Board of Directors deems him to be disabled during this consultancy period. Thereafter, Mr. Szemes would be eligible to receive a maximum of $7,500 per month until 65 years of age, subject to certain adjustments, under the Bank's long term disability insurance policy.

     The Employment Agreement is automatically renewed on the 17th day of August, 1993, and every year thereafter for an additional one year. Under the provision of a covenant not to compete, Mr. Szemes has agreed not to engage, directly or indirectly, in the banking business within the counties of Bucks, Montgomery and Philadelphia, Pennsylvania, for a period of five years after the voluntary termination, involuntary termination or termination as a result of a disability, as the case may be. In addition, Mr. Szemes was provided a moving expense allowance in an amount not to exceed $10,000 in connection with his relocation to the Willow Grove area. Mr. Szemes was entitled to receive, as additional compensation, an amount equal to 5% of any net profits earned in excess of the annual net profit earned in the preceding fiscal year as determined by the Bank's independent auditors. If the Bank has no net profits for the previous year, then Mr. Szemes is not entitled to the payment of any additional compensation. No amounts were paid during 1994 under this provision of the Agreement. There is no provision in the Employment Agreement that affords Mr. Szemes any lump-sum payment or other compensation and benefits as a result of a change-in-control of Bancorp or the Bank.

     On June 30, 1994, the Bank entered into a Termination Agreement with Mr. Szemes. Mr. Szemes left the Bank on disability awaiting a kidney transplant. The Agreement called for a payment of full salary for a period of six months as well as payment of his health insurance costs until age 62. Mr Szemes entered long term disability under the Bank's insurance plan.

     Executive Employment Agreement with Erwin K. Wenner

     On July 25, 1994, the Bank entered into a two year Employment Agreement with Erwin K. Wenner, to serve as the President and Chief Executive Officer of the Bancorp and the Bank. Pursuant to the terms of the Agreement, Mr. Wenner is not compensated for his services as President and Chief Executive Officer of Bancorp. Under the Agreement, Mr. Wenner receives an annual salary of $125,000. After completion of one year of employment, the Bank may pay to him a bonus and may increase his salary in such amounts as deemed appropriate by the Bank in its discretion. The Bank will provide Mr. Wenner with an automobile limited to a cost of $400.00 per month. Mr. Wenner was granted three separate consecutive annual options to purchase shares of Old York Road Bank Corporation's shares from Old York Road Bank Corporation. The first two of such options shall be to purchase Eight Thousand Three Hundred Thirty Three (8,333) shares each and the third such option shall be to purchase Eight Thousand Three Hundred Thirty Four (8,334) shares. The first option shall be exercisable commencing when he has completed two years of service with the Bank, the second option shall be exercisable commencing when he has completed three years of such service and the third option shall be exercisable commencing when he has completed four years of such service. Mr. Wenner shall also have the immediate option to purchase a total of Twenty Five Thousand (25,000) shares of such stock, reduced, however by the number of shares then exercisable pursuant to the aforementioned three annual options, in the event that a public announcement is made of either (1) a sale of eighty percent (80%) or more of the stock of Employer or Old York Road Bank Corporation, (2) the merger or consolidation of Employer or Old York Road Bank Corporation or (3) the sale of substantially all of the assets of Employer or Old York Road Bank Corporation. He shall have an additional option to purchase Eight Thousand Three Hundred Thirty Three (8,333) shares of such in the event that a public announcement is made of a merger or affiliation.

     Any such option which has not been exercised by Mr. Wenner will expire upon the earlier of his completion of five years of service with the Bank or the termination of Employee's employment by the Bank.

     Each option granted hereunder is not severable and may only be exercised in full. The price for each share of stock purchased pursuant to the aforementioned options shall be Four Dollars Fifty Cents ($4.50) per share payable at the time of closing with respect to the exercise of each of said options. Under a covenant not to compete, Mr. Wenner has agreed not to engage directly or indirectly in the banking business with the Bank's customers within Three (3) years.

     On March 2, 1995, the Bank entered into a Termination Agreement with Mr. Wenner pursuant to which Mr. Wenner's employment with the Bank and Bancorp was terminated. Under the terms of the Termination Agreement, Mr. Wenner received $28,846.14 in severance pay and $4,807.69 representing unused vacation pay. In addition, the stock options granted to Mr. Wenner under the terms of his Employment Agreement were canceled pursuant to the terms of the Termination Agreement. In consideration for the cancellation of the stock options, in the event that Bancorp is merged into Midlantic pursuant to the terms of the Merger Agreement and the shareholders of Bancorp receive the equivalent of $10.00 per share for each share of Bancorp's stock, Mr. Wenner will receive, on the date that the merger is completed, a cash payment of $75,000.00. In the event that the shareholders of Bancorp receive less than $10.00 per share for their shares of Bancorp stock in the merger, the $75,000.00 payment to Mr. Wenner will be reduced to an amount equal to the product of $75,000.00 multiplied by a fraction, the numerator of which is the average price per share received by the Bancorp shareholders in the merger and the denominator of which is $10.00. Finally, in the event that the Merger with Midlantic is not consummated, Mr. Wenner will not receive any payment for the cancellation of the options.

     Executive Employment Agreement with James Mack

     On March 2, 1995, the Bank entered into an Employment Agreement with James Mack, to serve as President of the Bank. Under the Agreement, Mr. Mack receives an annual salary of $125,000.00. Mr. Mack's Employment Agreement will be automatically canceled in the event that Bancorp is merged into Midlantic. In the event that Bancorp is merged into Midlantic pursuant to the terms of the Merger Agreement and the shareholders of Bancorp receive the equivalent of $10.00 per share for each share of Bancorp's stock, Mr. Mack will receive a cash payment of $100,000.00 on the date the merger is completed. In the event that the shareholders of Bancorp receive less than $10.00 per share for their shares of Bancorp stock in the merger, the $100,000.00 payment to Mr. Mack will be reduced to an amount equal to the product of $100,000.00 multiplied by a fraction, the numerator of which is the average price per share received by the Bancorp shareholders in the merger and the denominator of which is $10.00.

     Retirement Plan

     The Bank adopted a defined benefit Retirement Plan effective January 1, 1983. To be eligible, an employee must have been employed by the Bank for a period of at least six months and be at least 20 1/2 years of age. The entire contribution is paid by the Bank. Vesting starts at year three and employees are fully vested at the end of seven years. Employees are eligible to retire on the first day coinciding with or following their 65th birthday. Early retirement is available to an employee that has completed seven years of service and is at least 55 years of age. Pension benefits are based on an amount equal to the sum of 12% of the average monthly salary plus 12% of the average monthly salary in excess of the Social Security Table I in effect for the year of retirement reduced by 1/25th for each year of service less than 25 years of service. Total pension plan expense for 1994 was $50,296. Except for Mark Hankin and Harry Hilger, Jr., (who were both officers of Bancorp and Bank in 1992, and who are currently directors of Bancorp and the Bank,) directors of Bancorp and the Bank did not participate in the plan.

     The table below sets forth examples of annual benefits for various classifications of average yearly compensations and years of credited service that would be payable upon retirement at age 65. Pension benefits set forth in that table assume an employee retires in 1994 and are based upon the 1989 Social Security Tables. At December 31, 1994, Stephen P. Szemes had one year of credited service; Harry Hilger, Jr. had 40 years of credited service; and Mark Hankin had five years of credited service.


                                                           Years of Service
   Yearly                                                  -----------------
Compensation                    15            20            25           30             35            40
- ------------                    --            --            --           --             --            --
 $ 25,000 ..............      2,304         3,072         3,840         3,840          3,840         3,840
   50,000 ..............      5,904         7,872         9,840         9,840          9,840         9,840
   75,000 ..............      9,504        12,672        15,840        15,840         15,840        15,840
  100,000 ..............     13,104        17,472        21,840        21,840         21,840        21,840
  125,000 ..............     16,704        22,272        27,840        27,840         27,840        27,840
  150,000 ..............     20,304        27,072        33,840        33,840         33,840        33,840
  175,000 .............      23,904        31,872        39,840        39,840         39,840        39,840
  200,000 .............      27,504        36,672        45,840        45,840         45,840        45,840


     401(k) Thrift Plan

     The Bank adopted a 401(k) Thrift Plan in 1990. During 1994, the 401(k) Thrift Plan permitted eligible employees to contribute up to a maximum of $9,240 or 15% of the employee's salary, whichever is less, on a pre-tax basis. Eligible employees include those who have been with the Bank for nine months or more and have worked at least 1,000 hours during that year. All contributions are placed in a trust fund and participants may direct the investment of their trust fund accounts into five professionally managed common trust funds (a Value Equity fund, a Balanced Fund, a Managed Income Fund, an Intermediate Government Bond Fund and an Investment Contract Fund). Upon termination of employment, all employee contributions become fully vested.

     The Bank makes contributions to the 401(k) Thrift Plan based upon net profits for the year. Contributions are allocated among eligible employees in relation to his or her base compensation. Vesting begins after two years of service and rights are fully vested after six years of service.

     The Bank contributed $- 0 - to the 401(k) Thrift Plan in 1994. Except for Mark Hankin, a director of Bancorp and the Bank and Harry Hilger, Jr., an officer and director of Bancorp and the Bank, directors of Bancorp and the Bank did not participate in the Plan.

     Other Benefits

     During 1992, senior officers of Bancorp and the Bank were provided with an automobile for their use in conducting Bank business as well as for personal use. Maintenance and insurance costs were borne by the Bank. These aggregate costs assumed by the Bank during 1992 were approximately $14,975. At March 1, 1993, Stephen P. Szemes, the former President and Chief Executive Officer of Bancorp and the Bank and Erwin K. Wenner, the President and Chief Executive Officer of Bancorp and the Bank, were provided automobiles. These aggregate costs assumed by the Bank during 1994 were approximately $8,800.

Item 11. Security Ownership of Certain Beneficial Owners and Management

     Principal Owners

     The following table sets forth, as of January 31, 1995, the name and address of each person who owns of record or who is known by the Board of Directors to be the beneficial owner of more than five percent (5%) of Bancorp's outstanding Common Stock, the number of shares beneficially owned by such person and the percentage of Bancorp's outstanding Common Stock so owned.

                                                                Percent of
                                                               Outstanding
                                Shares Beneficially            Common Stock
Name and Address                      Owned                Beneficially Owned(1)
- ----------------                -------------------        ---------------------
Mark Hankin ...................      271,356                      9.6%
P.O. Box 26767
Elkins Park, PA 19027

Nappen and Associates .........      145,909                      5.2%
Limited Partnership
119 Keystone Drive
Montgomeryville, PA  18936

- -----------

(1) The securities "beneficially owned" by an individual are determined in accordance with the definitions of "beneficial ownership" set forth in the General Rules and Regulations of the SEC and may include securities owned by or for the individual's spouse and minor children and any other relative who has the same home, as well as securities to which the individual has or shares voting or investment power or has the right to acquire beneficial ownership within 60 days after January 31, 1995. Beneficial ownership may be disclaimed as to certain of the securities.

(2) Includes 1,311 shares owned by Mr. Hankin's wife, 6,896 shares held in trust by Mr. Hankin for his son and 5,544 shares held in trust by Mr. Hankin for his daughter, with respect to which Mr. Hankin disclaims beneficial ownership. The total shares presented as beneficially owned by Mr. Hankin presents an adjustment from previously filed reports.

     Beneficial Ownership by Officers and Directors

     The following table sets forth as of January 31, 1995, the amount and percentage of the Common Stock of Bancorp beneficially owned by each director and all officers and directors of Bancorp as a group.

Name of Individual                      Amount and Nature of         Percent of
or Identity of Group                   Beneficial Ownership(1)        Class(2)
- --------------------                   -----------------------       -----------
Guy M. Cooper ......................           6,362                     --
John J. Fiorillo ...................             500                     --
Robert M. Flood, Jr. ...............             100                     --
Carl F. Haeussler, Jr. .............             200                     --
Mark Hankin(3) .....................         271,356                    9.60%
Harry Hilger, Jr.(4) ...............           3,200                     --
Henry B. Holtzman ..................          15,300                     --
Stanford S. Hunn ...................           7,000                     --
Allan Nappen .......................           9,517                     --
Arthur Poley .......................          22,200                     --
George S. Rapp(5) ..................             667                     --
Leon Riebman .......................          20,445                     --
James L. Weese .....................             100                     --
Arlene G. Goldbach(5) ..............             379                     --
Erwin K. Wenner ....................              --                     --

All Officers and Directors
 as a Group (12 directors,
 3 officers, 15 persons in total) ..         357,326                   12.57%

- ------------
(1)  See note (1) under above caption "Principal Owners."

(2)  Less than one percent unless otherwise indicated.

(3)  See note (2) under above caption "Principal Owners."

(4) Includes 1,000 shares owned jointly with Mr. Hilger's wife and 600 shares owned by Mr. Hilger's wife's IRA.

(5)  Messrs. Rapp and Wenner and Ms. Goldbach are not directors of Bancorp.


Item 12. Certain Relationships and Related Transactions

     The Bancorp's Board of Directors believes that, except as set forth below in this and the succeeding section, no director or executive officer of Bancorp, and no member of the immediate family of any of the foregoing, had, has, or is anticipated to have any material interest, direct or indirect, in any transaction to which Bancorp has been or is anticipated to be a party, where the amount involved in the transaction or a series of similar transactions, including the aggregate amount of any periodic installments payable, exceeded or exceeds $60,000.

     The Bank currently leases its branch office in Lower Moreland from Huntingdon Plaza Associates ("Huntingdon") and HanMar Associates MLP. Huntingdon is a limited partnership in which Mark Hankin, a director of Bancorp and the Bank, has a 20% interest. An additional 20% interest in Huntingdon is owned by Mark Hankin's sister and her husband. The Bank currently leases its branch office in the Frankford Arsenal from Arsenal Associates, a limited partnership in which Mark Hankin has a 49.0% interest. The Bank also leases its Operations Center located at Huntingdon Plaza in Huntingdon Valley from Huntingdon. The initial term of the Lower Moreland lease expired November, 1990 and the first of two five year options was exercised. The annual base rent for the year ending December 31, 1994 was $25,000. The annual base rent will increase periodically during the new option term in a ratio proportionate to the building's increase in taxes and operating costs; during the second option period the base rent will increase further in accordance to a schedule set forth in the lease. The initial term of the Frankford Arsenal lease expired December 31, 1991 and had one five year option. This option was exercised and will expire December 31, 1996. The annual base rent for the Frankford Arsenal was $15,000 for the year ending December 31, 1994. During the option period the base rent will increase further in accordance with a schedule set forth in the lease. The initial term of the Operations Center lease expires November 30, 2000 and has two five year options. The rent for the year ending December 31, 1994 was $95,000. The base rent will increase periodically during the initial term in a ratio proportionate to the building's increase in taxes and operating costs; during the option periods the base rent would increase further in accordance with a schedule set forth in the lease. In Management's opinion, the terms of these lease transactions were no less favorable to Bancorp than terms available in comparable transactions from others and did not present unfavorable features.

     Bancorp has had, and expects to have in the future, banking transactions, in the ordinary course of its business, with Directors, Officers, principal security holders and their associates, on the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others, and that in the opinion of the management of Bancorp, do not involve more than normal risk of collectability or present other unfavorable features. At December 31, 1994, the total amount of extensions of credit by Bancorp to all of its directors and executive officers and to any of their associates, affiliates or related companies was approximately $8.9 million or 71.3% of Bancorp's equity capital.

     On May 24, 1990, the Bank's Board of Directors approved the payment of certain benefits to Sylvia Hankin, Perch Hankin's surviving spouse. During fiscal year 1994, in accordance with that approval, the Bank paid $80,000 to Sylvia Hankin. As originally approved the payment of benefits to Sylvia Hankin was to continue for a period of one year. The Bank's Board of Directors must approve, on an annual basis, the continuance of these benefits. The Bank's Board of Directors, in its sole discretion, has reserved the right to continue the payment of those benefits to Sylvia Hankin for additional periods on a yearly basis.

     In May, 1990, the Bank extended a $2,850,000 line of credit to Bay Properties Company, a general partnership ("BPI") formed for the purpose of real estate development. The line of credit initially had been extended to BPI in 1985, in the amount of $1,500,000, and thereafter was renewed on an annual basis and increased from time to time. The three general partners of BPI are Lowen K. Hankin, Louis Schiffman and Sabina Hankin. (Sabina Hankin is the mother of Lowen
K. Hankin; Louis Schiffman is the brother-in-law of Lowen K. Hankin). Interest was charged on amounts outstanding under the line of credit at a rate equal to the Bank's prime rate plus 50 basis points. The obligations of BPI under the line of credit are guaranteed by the three partners of BPI and the spouses of two of those partners, Messrs. Lowen K. Hankin and Louis Schiffman (the "Guarantors"). The obligations of BPI and of the Guarantors to the Bank initially were unsecured. By its terms, the line of credit was scheduled to be reviewed for renewal on June 30, 1991. BPI requested that the Bank renew the line of credit for another year. The Bank temporarily extended the line of credit to allow BPI additional time to provide financial information to the Bank.

     BPI defaulted on its payment obligations under the line of credit during the third quarter of 1991. BPI also defaulted on its obligations to certain other creditors, including Mark Hankin, Chairman of the Board of Bancorp and the Bank. Commencing in the second half of 1991, BPI and certain of the Guarantors granted security interests to the creditors (including the Bank) in various real estate properties and shares of Bancorp's common stock. Effective as of January 1, 1992, the Bank and such other creditors entered into a forbearance arrangement with respect to the obligations of BPI and the Guarantors. The forbearance arrangement provides, among other things, for the liquidation of certain collateral owned by BPI or the Guarantors over a one year period. The proceeds of the disposition of the collateral will be used to pay down outstanding obligations of BPI, including obligations to the Bank.

Item 13. Exhibits and Reports on Form 8-K


     (a) Exhibits required by Item 601 of Regulation S-B:


Exhibit Number Referred to
Item 601 of Regulation S-B                      Description of Exhibit
- --------------------------                      ----------------------
          2                                   None.
         3A                                   Amended Articles of
                                              Incorporation of Bancorp
                                              filed on August 27, 1990,
                                              at Appendix C to the Joint
                                              Proxy Statement and
                                              Prospectus to the
                                              Registration Statement on
                                              Form S-4 (No. 33-29180),
                                              and hereby incorporated by
                                              reference.
         3B                                   By-laws of Bancorp filed on
                                              August 27, 1990, at
                                              Appendix D to the Joint
                                              Proxy Statement and
                                              Prospectus to the
                                              Registration Statement on
                                              Form S-4 (No. 33-29180),
                                              and hereby incorporated by
                                              reference.
          4                                   None.
          9                                   None.
         10                                   Photocopy of the Executive
                                              Employment Agreement among
                                              Bancorp, the Bank and
                                              Stephen P. Szemes, the
                                              President and Chief
                                              Executive Officer of
                                              Bancorp and the Bank filed
                                              on March 31, 1993, at
                                              Exhibit 10 to Form 10-KSB
                                              for the period ended
                                              December 31, 1992 (No.
                                              33-36536), and hereby
                                              incorporated by reference.

         11                                   None.
         12                                   None.
         13                                   None.
         16                                   None.
         18                                   None.
         19                                   None.
         21                                   List of Subsidiaries of Bancorp.
         22                                   None.
         23                                   None.
         24                                   None.
         27                                   None.
         28                                   None.

     (b) Reports on Form 8-K.

     Bancorp filed a report on Form 8-K on December 2, 1993, with respect to the results of the completion of its rights and community stock offering that terminated on November 29, 1993, pursuant to which Bancorp sold 1,523,767 shares of its common stock for an aggregate gross price of approximately $6,857,000 with net proceeds of approximately $6,169,000.

     Bancorp filed a report on Form 8-K on August 24, 1994, with respect to the hiring of and approval by the FDIC and the Federal Reserve Bank of Philadelphia of Erwin K. Wenner as President and Chief Executive Officer of Bank and Trust Company of Old York Road and of its holding Company, Old York Road Bancorp.

     Bancorp filed a report on Form 8-K on March 15, 1995 with respect to the termination of Erwin K. Wenner as President and Chief Executive Officer of the Bank and Trust Company of Old York Road and of its holding company, Old York Road Bancorp. In addition, this Form was also filed with respect to the hiring and approval by the FDIC and Federal Reserve Bank of Philadelphia of James Mack as President and Chief Executive Officer of the Bank and Trust Company of Old York Road.

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLD YORK ROAD BANCORP, INC.
     (Bancorp)

By:      /s/ HARRY HILGER, JR.
         -----------------------------

Date:    March 20, 1995

     In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By:      /s/ GUY M. COOPER
         -----------------------------
         Guy M. Cooper
         Director

Date:    March 20, 1995

By:      /s/ JOHN J. FIORILLO
         -----------------------------
         John J. Fiorillo
         Director

Date:    March 20, 1995

By:      /s/ ROBERT M. FLOOR, JR.
         -----------------------------
         Robert M. Flood, Jr.
         Director

Date:    March 20, 1995

By:      /s/ CARL F. HAEUSSLER, JR.
         -----------------------------
         Carl F. Haeussler, Jr.
         Director

Date:    March 20, 1995

By:      /s/ MARK HANKIN
         -----------------------------
         Mark Hankin
         Director and Chairman of
         the Board

Date:    March 20, 1995

By:      /s/ HARRY HILGER, JR.
         -----------------------------
         Harry Hilger, Jr.
         Director and Executive
         Vice President

Date:    March 20, 1995

By:
         -----------------------------
         Henry B. Holtzman
         Director

Date:    March ____, 1995

By:      /s/ STANFORD S. HUNN
         -----------------------------
         Stanford S. Hunn
         Director

Date:    March 20, 1995

By:      /s/ ALLAN NAPPEN
         -----------------------------
         Allan Nappen
         Director

Date:    March 20, 1995

By:
         -----------------------------
         Arthur Poley
         Director

Date:    March ____, 1995

By:
         -----------------------------
         Leon Riebman
         Director and Secretary

Date:    March ____, 1995

                               INDEX TO EXHIBITS

Item Number               Description                                   Page
- -----------               -----------                                   ----
   21              List of Subsidiaries of Bancorp .................     39

                                   EXHIBIT 21

                        LIST OF SUBSIDIARIES OF BANCORP

     Bank and Trust Company of Old York Road, a Pennsylvania state-chartered banking institution.

     Champion Business Park of Palm Springs, Inc., a Pennsylvania Corporation which is engaged in the liquidation of DPC property.

     River Vista Realty, Inc., a Pennsylvania Corporation which is engaged in the liquidation of DPC property.

     A 50.391% interest in MERBOYR Limited Partnership, which is engaged in the liquidation of DPC property.

     50.391% of the stock of MERBOYR Corporation, which is the corporate general partner of MERBOYR Limited Partnership and, as a general partner, is engaged in activities relating to the limited partnership's liquidation of DPC properties.

                                                                       EXHIBIT A

           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION


     Results of Operations

     For the year ended December 31, 1994, the Company reported a net loss of $3.5 million or $1.24 per share compared with a net loss of $404,000 million or $.28 per share for the year ended December 31, 1993. The decline in the Bank's results during 1994 were characterized by increases in the provisions for credit losses and increases in other expenses associated with losses on holding foreclosed assets. Additionally, 1993 included a gain of 491,000 resulting from the sale of investment securities.

     For the year ended December 31, 1993, the Company reported a net loss of $404,000 or $.28 per share compared with a net loss of $4.3 million or $3.28 per share for the year ended December 31, 1992. The improvement in the Bank's results during 1993 were characterized by increases in other income, reductions in other expenses as well as a significant decrease in the Company's provision for possible loan losses, which declined to $2 million in 1993, from $4.2 million during 1992.

     Net Interest Income

     The principal source of revenue for the Company is net interest income. Net interest income is the difference between income earned on loans and securities and the interest paid on deposits and borrowed funds. For the year ended December 31, 1994, net interest income totaled $9.9 million, which was an increase of $79,000 from the $9.8 million for the year ended 1993. This increase was the result of an improvement in average interest earning assets of $17.6 million which increased from $192.0 million for the year ended December 31, 1993 to $209.6 million for the year ended December 31, 1994, partially offset by a decrease in the net interest spread from 4.86% to 4.33%. In addition, total average loans decreased from $144.3 million during 1993 to $143.8 million for the year ended December 31, 1994.

     For the year ended December 31, 1994, total interest income amounted to $15.5 million or $396,000 higher than reported for the year ended December 31, 1993. This increase resulted from a $0.5 million decrease in average total loans outstanding and an increase of $22.2 million in investment securities. Average total securities were $58.3 million for the year ended December 31, 1994, compared with $36.0 million for the same period in 1993, resulting in an increase in interest income on securities of $920,000.

     For the year ended December 31, 1994, total interest expense amounted to $5.6 million or $317,000 higher than reported for the year ended December 31, 1993. This increase is attributable to an $11.1 million increase in average interest bearing deposits. The greater portion of the increased expense resulted from an increase in volume of interest bearing checking, deposits of $7.7 million.

     Net interest income totaled $9.8 million in 1993, a decrease of $415,000 or 4.05% from the 1992 level of $10.3 million. This reduction is the result of declines in average loans outstanding which were $40.5 million lower partially offset by increases in Investment Securities of $5.4 million. The investment of loan repayments into lower yielding investment securities further reduced the net interest margins.

     Total interest income for 1993 amounted to $15.1 million or $3.2 million lower than in 1992. This decrease resulted from a reduction in total average loans outstanding as well as reduction in the yield earned on loans and investments attributable to a decline in market interest rates.

     The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost;
(iii) net interest income; (iv) interest rate spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods. For purposes of this table, non-accrual loans have been included in the appropriate average balance loan category, but accrued interest on non-accrual loans has not been included for purposes of determining interest income.


INCOME AND RATES ON A FULLY TAX EQUIVALENT BASIS (In Thousands)

                                                   1994                           1993                           1992
                                       ------------------------------  -----------------------------  -----------------------------
                                       Average                         Average                        Average
                                        Daily               Average     Daily              Average     Daily              Average
                                       Balance   Interest  Rate/Yield  Balance  Interest  Rate/Yield  Balance  Interest  Rate/Yield
                                       -------   --------  ----------  -------  --------  ----------  -------  --------  ----------
ASSETS
Interest Earning Assets
  Securities
    U.S. Treasuries & Agencies ....... $ 56,784   $ 2,920    5.14%     $ 34,948   $ 2,031    5.81%    $ 24,015   $ 1,684    7.01%
    State Political Sudivisions ......      100         9    9.09%          100         9    9.09%         100         9    9.00%
    Other ............................    1,371        49    3.57%          996        44    4.42%       6,525       520    7.97%
                                       --------   -------              --------   -------             --------   -------
  Total Securities ...................   58,255     2,978    5.11%       36,044     2,084    5.78%      30,640     2,213    7.22%
                                       --------   -------              --------   -------             --------   -------
  Loans:
    Tax Exempt .......................    7,496     1,008   13.44%       10,534     1,432   13.59%      12,267     1,734   14.14%
    All Other Loans, net
      discounts where applicable .....  136,345    11,565    8.48%      133,790    11,709    8.75%     172,521    14,622    8.48%
                                       --------   -------              --------   -------             --------   -------
  Total Loans ........................  143,841    12,573    8.74%      144,324    13,141    9.11%     184,788    16,356    8.85%
                                       --------   -------              --------   -------             --------   -------
  Federal Funds Sold .................    7,513       280    3.73%       11,595       351    3.03%       8,386       308    3.67%
                                       --------   -------              --------   -------             --------   -------
Total Earning Assets .................  209,609    15,831    7.55%      191,963    15,576    8.11%     223,814    18,877    8.43%
  Other Assets .......................   20,698                          22,333                         19,838
                                       --------                        --------                       --------
TOTAL ASSETS ......................... $230,307                        $214,296                       $243,652
                                       ========                        ========                       ========


LIABILITIES & SHAREHOLDERS' EQUITY
Interest Bearing Liabilities:
  Deposits:
    Interest Bearing Checking ........ $ 73,049   $ 1,945    2.66%     $ 65,313   $ 1,786    2.73%    $ 71,616   $ 2,451    3.42%
    Savings ..........................   41,629     1,267    3.04%       39,736     1,192    3.00%      31,532     1,266    4.01%
    Time Deposits Over 100M ..........    4,220       178    4.22%        4,810       156    3.24%       9,324       421    4.52%
    Time Deposits Under 100M .........   53,797     2,172    4.04%       51,690     2,111    4.08%      72,923     3,888    5.33%
                                       --------   -------              --------   -------             --------   -------
  Total Interest Bearing Deposits ....  172,695     5,562    3.22%      161,549     5,245    3.25%     185,395     8,026    4.33%
  Federal Funds Purchased ............        0         0    0.00%            0         0    0.00%           0         0    0.00%
                                       --------   -------              --------   -------             --------   -------
Total Interest Bearing Liabilities ...  172,695     5,562    3.22%      161,549     5,245    3.25%     185,395     8,026    4.33%

  Demand Deposits ....................   40,135                          39,032                         41,909
  Other Liabilities ..................    1,525                           1,480                          2,297
  Shareholders' Equity ...............   15,952                          12,235                         14,051
                                       --------                        --------                       --------
TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY ............................. $230,307                        $214,296                       $243,652
                                       ========                        ========                       ========
Interest Income/Earning Assets ....... $209,609   $15,831    7.55%     $191,963   $15,576    8.11%    $223,814   $18,877    8.43%
Interest Expense/Earning Assets ...... $209,609   $ 5,562    2.65%     $191,963   $ 5,245    2.73%    $223,814   $ 8,026    3.59%
                                       --------   -------    ----      --------   -------    ----     --------   -------    ----
Effective Interest Differential ......            $10,269    4.90%                $10,331    5.38%               $10,851    4.84%
                                                  -------    ----                 -------    ----                -------    ----
Net Interest Spread (4) ..............                       4.33%                           4.86%                          4.10%
Interest Earning Assets/Interest
  Earning Liabilities ................                        121%                            119%                           121%


Changes in Net Interest Income Volume and Rate Variance

The following table sets forth changes in net interest income attributable to changes in volume (average balances) or to changes in average rates for interest earning assets and interest bearing liabilities.

The change in net interest income (expense) due to rate\volume variance has been allocated to the change due to volume and change due to rate in proportion to the relationship of the absolute dollar amounts of the change in each.


SUMMARY OF CHANGES IN INTEREST EARNED AND INTEREST PAID (in thousands):


                                                 1993 Compared to 1994             1993 Compared to 1992
                                              Increase (decrease) due to:       Increase (decrease) due to:
                                               Volume     Rate      Net          Volume     Rate       Net
                                              ---------------------------       ---------------------------
Taxable Investment Securities ...............  $1,100    ($206)    $894         $  949    ($1,078)  ($  129)
Non Taxable Investment Securities ...........       0        0        0              0          0         0
Loans .......................................     (44)    (524)    (568)        (3,708)       493    (3,215)
Federal Funds Sold ..........................    (212)     142      (70)            80        (37)       43
                                               ------    -----     ----        -------    -------   -------
Total Interest Earning Assets ...............  $  844    ($588)    $256        ($2,679)   ($  622)  ($3,301)
                                               ======    =====     ====        =======    =======   =======


Interest Bearing Checking ...................  $  204    ($ 45)    $159        ($  203)   ($  462)  ($  665)
Savings Deposits ............................      57       18       75         (2,213)     2,139       (74)
Time Deposits Over $100,000 .................     (15)      37       22           (168)       (97)     (265)
Time Deposits Under $100,000 ................      85      (24)      61           (985)      (792)   (1,777)
Capital Lease ...............................       0        0        0              0          0         0
Federal Funds Purchased .....................       0        0        0              0         (2)       (2)
                                               ------    -----     ----        -------    -------   -------
Total Interest Bearing Liabilities ..........  $  331     ($14)    $317        ($3,569)    $  786   ($2,783)
                                               ======     ====     ====        =======     ======   =======

     Provision for Possible Loan Losses

     The Company determines the provision for possible loan losses through a regular review of the loan portfolio. Factors such as declining trends, the volume of loan concentrations, adverse situations that may affect the borrowers ability to pay, prior loss experience within the various categories of the portfolio and current economic conditions are considered when reviewing the loan portfolio. Loans greater than $300,000 are analyzed individually by the Company's Loan Review Committee. The adequacy of the loan loss allowance is reviewed monthly by the Board of Directors.

     The provision for possible loan losses totaled $2.5 million for the year ended December 31, 1994, which was a $521,000 increase from the $2.0 million reported for the year ended December 31, 1993. The higher provision of 1994 resulted from a deterioration in the Company's commercial loan and commercial real estate portfolios as well as the Company's anticipated bulk sale of certain nonperforming loans. At December 31, 1994, management believes the allowance for possible loan losses is adequate for losses inherent in the loan portfolio at that date. However, there can be no assurance that if asset quality deteriorates in future periods, substantial additional provisions to the allowance for possible loan losses will be required.

     The provision for possible loan losses totaled $2.0 million in 1993 compared to $4.2 million in 1992. The Company experienced deterioration in its commercial loan and commercial real estate loan portfolios in 1992, and, therefore, the provisions in 1992 was at an historically high level. In addition, partially as a result of substantial charge-offs during 1992 and 1991, and the results of examinations by the FDIC and the Pennsylvania State Department of Banking, the Company's regulators required the Company to record substantial provisions for possible loan losses in the second quarter of 1992. The provision of $3.1 million provided by the Company in the second quarter of 1992, primarily represented an increase in the Company's unallocated (i.e. general) reserves.

     Other Income

     The following table sets forth, for the periods indicated, the major components of other income:

                                                     Year Ended December 31,
                                                   ---------------------------
                                                   1994        1993       1992
                                                   ----        ----       ----
                                                      (Dollars in Thousands)

Gain on sale of investment securities ......      $    0      $  491      $   45
Service charges on deposit accounts ........      $1,676      $1,804      $1,915
Trust department income ....................      $    7      $   22      $   14
Other income ...............................      $   83      $   39      $   49
                                                  ------      ------      ------
     Total .................................      $1,766      $2,356      $2,023
                                                  ======      ======      ======


     For the year ended December 31, 1994, total other income decreased $590,000 to $1.8 million over total other income of $2.4 million for the year ended December 31, 1993. The decrease is associated with a gain on sale of investment securities of $491,000 which resulted from the sale of U.S. Treasury securities in 1993. Service charges on deposit accounts decreased due to a higher earnings credit during 1994, used to offset service charges related to certain demand accounts.

     The decline in service charges on deposit accounts between 1992 and 1993 was attributed to a decline in deposit accounts.

     Other Expenses

     The following table sets forth, for the periods indicated, the major components of other expenses:

                                                      Year Ended December 31,
                                                   ----------------------------
                                                   1994        1993        1992
                                                   ----        ----        ----
                                                      (Dollars in Thousands)

Salaries and wages .........................     $ 4,053     $ 3,580     $ 3,572
Employee benefits ..........................         953         950         935
Occupancy ..................................       1,192       1,288       1,242
Equipment ..................................         848         729         761
Net Loss on holding foreclosed assets ......       2,130       1,165       1,306
FDIC insurance .............................         587         611         532
Printing and stationery ....................         249         217         239
Legal and D & O insurance ..................         519         350         803
Postage ....................................         222         204         193
Taxes other than income ....................         194         213         200
Other ......................................       1,767       1,316       1,826
                                                 -------     -------     -------
      Total ................................     $12,714     $10,623     $11,609
                                                 =======     =======     =======


     Other expenses totaled $12.7 million for the year ended December 31, 1994, representing an increase of $2.1 million or 19.7% from the $10.6 million of other expense incurred for the same period in 1993. Salary and employee benefit expenses reflected increases related to increased staffing cost associated with the development of the retail business as well as merit increases. Additionally, salary and wages included $183,000 in expense attributed to the executive options associated with the announced merger of the Company with Midlantic. Occupancy expense, consisting of costs related to office rentals and branch maintenance decreased $96,000 as a result of decreases in rent and certain operating efficiencies. The net loss on holding foreclosed assets was $2.1 million for the year ended December 31, 1994, compared with $1.2 million for the same period in 1993. This increase was the result of a higher level of declines in the market value of OREO in 1994, which required an addition to the provision for possible losses on real estate owned. Legal and D & O insurance expense increased $169,000 related to expenses associated with the merger agreement announced by the Company in December, 1994. Other expenses reflected a $451,000 increase, as a result of new retail loan development as well as expenses associated with the Midlantic merger.

     Other expenses totaled $10.6 million for the year ended December 31, 1993, representing a decrease of $1 million or 8.5% from the $11.6 million of other expense incurred for the same period in 1992. Salary and Employee benefit expenses reflected minimal increases as the Bank reduced certain costs to offset the increased staffing in business areas. The net loss on holding foreclosed assets was $1.2 million for the year ended December 31, 1993, compared with $1.3 million for the same period in 1992. This slight decrease was the result of a higher level of decline in the market value of OREO in 1992, which required an addition to the provision for possible losses on real estate owned. FDIC insurance expense increased $79,000 as a result of an increase in the assessment rate. Legal and D & O insurance expense decreased $453,000 due to the substantial expense for defending a lawsuit in 1992. Other expenses reflected a $494,000 decline, as a result of management's efforts to control operating expenses.

     Income Taxes

     The Company adopted Financial Accounting Standards Board ("FASB") Statement No. 109 ("SFAS 109") on January 1, 1993. Income taxes for 1994 were attributable to the alternative minimum tax. The reduction in taxes from 1993 is the result of the net loss for 1994.

     Income tax expense of $724,000 was recorded for 1992, as the result of the Company not being able to record an income tax benefit for 1992, due to a limitation on its net operating loss carryback for financial reporting purposes. In addition, the Company evaluated its ability to realize its deferred tax asset, and determined that the deferred tax asset should be written off, thus creating the 1992 income tax expense.

     The following table summarizes the Company's Returned Assets (ROA), Return on Equity (ROE), and other selected ratios for the years ended December 31, 1994.


RETURN ON EQUITY AND ASSETS


                                            1994       1993         1992
                                            ----       ----         ----
Return on average assets ................  (1.52)%    (0.19)%     (1.75)%   Percentage of Net income (loss)
                                                                            to average total assets

Return on average equity ................ (21.93)%    (3.30)%    (30.42)%   Percentage of Net income (loss)
                                                                            to average equity

Dividend payout ratio ...................    --         --          --      Percentage of cash dividends
                                                                            declared per share divided by
                                                                            net income per share

Average equity to average assets ........    6.93%      5.71%       5.77%   Average equity divided by
                                           ======     ======      ======    average assets

Financial Condition

     At December 31, 1994, the Company's total assets were $231.2 million, which represented an increase of $7.6 million or 3.4% from the $223.6 million reported at December 31, 1993. This increase in total assets consisted of an increase in loan outstandings as well as an increase in the level of investment securities. These improvements were partially offset by a decline in federal funds sold.

INVESTMENTS

     The book value of investment securities at the dates indicated are summarized as follows (in thousands):

                                                                              Year Ended December 31,
                                                                          --------------------------------
                                                                          1994          1993           1992
                                                                          ----          ----           ----
U.S. Government Obligations .......................................     $57,862       $48,610        $33,178
State and Political Subdivisions ..................................         100           100            100
Other Bonds, Notes and Debentures .................................         255           363            172
Less: Unrealized Loss on Investment Securities ....................        (269)            0              0
                                                                        -------       -------        -------
     Total ........................................................     $57,948       $49,073        $33,450
                                                                        =======       =======        =======

     Investment securities increased $8.9 million or 18.1% from $49.1 million at December 31, 1993 to $57.9 million at December 31, 1994, as excess federal funds were reinvested in securities. Investment securities are a source of liquidity as well as an alternative source of income for funds which have not been employed in loan originations. At December 31, 1994, The Company has identified investment securities that will be held for indefinite periods of time, including securities that will be used as part of the Company's asset/liability management strategy and that may be sold in response to changes in interest rates, prepayments and similar factors. The securities are classified as available for sale and are accounted for on a market value basis with changes in value recorded as an adjustment to shareholders' equity. These securities are primarily U.S. Government Treasury and agency securities with book and market values of $7.2 million and $7.0 million respectively.

     The following table shows the maturities of investment securities at amortized cost, at December 31, 1994, the weighted average yields (for tax exempt obligations on a fully taxable basis of such securities in thousands)

                                              Within One      After One But    After Five But    After Ten
                                              Year            Within Five      Within Ten        Years
                                              ----------      -------------    --------------    ---------
U.S. Government Obligations
  Book Value ...............................   $2,000           $16,054          $10,356          $29,452
  Yield ....................................     4.04%             5.19%            5.63%            5.40%

State and Political Subdivisions

  Book Value ...............................                                                          100
  Yield ....................................                                                         8.87%

Other Equity Securities

  Book Value ...............................      255
  Yield ....................................     8.06%

Total Book Value ...........................   $2,255           $16,054          $10,356          $29,552
Total Yield ................................     4.49%             5.19%            5.63%            5.41%
                                                 ====              ====             ====             ====

     All yields represent weighted average yields expressed on a tax equivalent basis. They are calculated on the basis of cost adjusted for amortization of premium and accretion of discount and effective yields weighted for the scheduled maturity of each security. The taxable equivalent adjustment represents the difference between annual income from tax exempt obligations and the taxable equivalent of such income at the standard 34% tax rate (derived by dividing tax exempt interest by .66)

Loan Portfolio
Composition.

     The following table sets forth the Company's loans by major categories at the dates indicated:

                                                                        At December 31,
                                                      --------------------------------------------------
                                                      1994       1993        1992       1991        1990
                                                      ----       ----        ----       ----        ----
                                                                     (Dollars in Thousands)
Commercial and financial                           $ 11,125   $ 14,899    $ 23,742   $ 39,546     $ 50,802
Real estate mortgage(1) ........................   $103,361   $109,074    $114,827   $133,594     $112,342
Real estate construction .......................   $  4,540   $  3,352    $ 10,198   $ 15,434     $ 17,924
Consumer and other .............................   $ 29,248   $ 12,751    $  5,133   $ 11,652     $ 25,620
                                                   --------   --------    --------   --------     --------
Loans net of unearned income
  and deferred fees ............................   $148,274   $140,076    $153,900   $200,226     $206,688
                                                   ========   ========    ========   ========     ========

- ---------------------
(1) A significant portion of these loans are commercial real estate loans.

     Total loans net of deferred fees and unearned income at December 31, 1994, totaled $148.3 million, an increase of $8.2 million or 5.9% from $140.1 million at December 31, 1993. Consumer and other loans increased $16.5 million as the Company has emphasized consumer auto loan originations. Partially offsetting this increase were the declines in the real estate and mortgage loan portfolios resulting from the Company de-emphasizing this portion of the business primarily as a result of market conditions. Additionally, the commercial loan portfolio declined $3.8 million as principal repayments outpaced new loan originations.

     The amount of loans outstanding by category at December 31, 1994, which are due in (i) one year or less, (ii) more than one year through five years, and
(iii) over five years, are shown in the following table. Loan balances are also categorized according to their sensitivity to changes in interest rates. The numbers under the columns entitled "Fixed Interest Rates" and "Adjustable Interest Rates" exclude loans that mature within one year. In addition, the loan maturity table is based upon contractual loan terms. In the ordinary course of business, loans maturing within one year are often renewed, in whole or in part, as to principal amount, at interest rates prevailing at the date of renewal.

                                           One Year But                                 Fixed
                                            Within Five    Over Five                  Interest        Adjustable
                         Within One Year      Years          Years        Total         Rates       Interest Rates
                         ---------------   ------------    ---------      -----       --------      --------------
                                                            (Dollars in Thousands)
Real estate loans:
  Construction ............. $ 3,177         $ 1,363         $     0    $  4,540       $    60         $ 1,303
  Mortgage ................. $16,165         $17,088         $70,108    $103,361       $41,152         $46,044
Commercial ................. $ 6,184         $ 3,158         $ 1,782    $ 11,124       $ 2,276         $ 2,664

     At December 31, 1994, 53.5% of total real estate and commercial loans with maturity dates beyond one year carried floating rates compared to 55.5% at December 31, 1993. At December 31, 1994 and December 31, 1993, the total amount of extensions of credit by the Company to all of its directors and executive officers and to any of their associates, affiliates or related companies was approximately $8.9 million or 71.3% and $10.5 million or 64.6% respectively, of the Company's equity capital at those respective dates.

     The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract amount of those instruments reflects the extent of involvement the Company has in particular classes of financial instruments. The total contract amount of commitments to extend credit at December 31, 1994 was $24.2 million and standby letters of credit totaled $747,000.

     The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Company holds collateral supporting those letters of credit commitments for which collateral is deemed necessary. Approximately 70% of the total letters of credit at December 31, 1994, were collateralized.

     Non-Performing Assets
     ---------------------

     At December 31, 1994, the Company's non-performing assets (consisting of loans on non-accrual status, restructured loans and foreclosed real estate, including in-substance foreclosures) totaled $14.7 million or 9.60% of total loans and OREO. This compares to $16 million or 14.2% of total loans and OREO at December 31, 1993.

                                                                           At December 31,
                                                           ------------------------------------------------
                                                           1994       1993       1992       1991       1990
                                                           ----       ----       ----       ----       ----
Total loan delinquency (past due 30 to 89 days) .......  $ 5,796    $ 4,319    $ 3,298    $ 7,946    $ 9,428
                                                         =======    =======    =======    =======    =======
Past Due 90 days and still accruing interest ..........        0          0        143        332        787
                                                         =======    =======    =======    =======    =======
Total non-accrual loans ...............................    6,872      4,585      5,215     10,124      8,964
Total restructured loans ..............................    2,538      3,010      2,715      2,681      1,182
Total Other Real Estate Owned .........................    5,300      8,380      9,404      9,650      7,546
                                                         -------    -------    -------    -------    -------
Total non-performing assets ...........................  $14,710    $15,975    $17,334    $22,455    $17,692
                                                         =======    =======    =======    =======    =======

     Non-Accrual Loans

     Non-accrual loans were $6.9 million at December 31, 1994, compared with $4.6 million at December 31, 1993. The Bank has a policy that generally accrual of interest will be discontinued when the principal or interest of a loan (with the exception of installment loans) is in default for 90 days or more. Reversal of interest accrued prior to the completion of the 90 day period is not required if the principal and interest are well secured and in the process of collection. Management has attempted to identify substantially all problem loans in its portfolio, all of which are included in non-performing categories at year end 1994. Total non-accrual loans do not take into consideration the amount of and quality of pledged collateral.

     The Bank grants business, commercial, and residential loans to customers throughout the state. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the real estate economic sector. Non-accrual Real Estate loans approximated $4,801,000, $3,593,000, $2,630,000, $2,256,000 and $3,275,000 as of
December 1994, 1993, 1992, 1991, 1990 respectively.

     If interest has been recorded at the original rate on non-accrual loans, such interest would have approximated $827,000, $767,000, $1,206,000, $1,308,000, and $812,000 for the years ended December 31, 1994, 1993, 1992,
1991, and 1990 respectively. Interest income on such loans, which is recorded when received, amounted to approximately $33,000, $73,000, $522,000, $86,000, and $426,000 for the years ended December 31, 1994, 1993, 1992, 1991, and 1990 respectively.

     Restructured Loans

     There was no significant change in the amount of restructured loans from December 31, 1993 to December 31, 1994. These loans total $2.5 million or 1.7% of the total loans at December 31, 1994.

     Other Real Estate Owned

     Real estate acquired by the Bank as a result of foreclosure or by deed in lieu of foreclosure is classified as OREO until it is sold. The OREO is initially recorded at the lower of the related loan balance or fair value of the property less costs of disposal, at the date acquired. Other real estate held for sale also consists of loans "in-substance" foreclosed, which are accounted for a foreclosed property even though actual foreclosure has not occurred. These assets are initially recorded at the lower of the related loan balance or the fair value of the property at the time the loan is deemed "in-substance" foreclosed. Although the collateral underlying the loans has not been repossessed, the borrower has little or no equity in the collateral at its current estimated fair value, and proceeds for repayment are expected to come only from the operations or sale of collateral. At December 31, 1994 and December 31, 1993, the Company had $2.2 million and $3.1 million, respectively, of loans "in-substance" foreclosed.

     Allowance for Possible Loan Losses

     The Company determines the provision for possible loan losses through a regular review of the loan portfolio. Factors such as declining economic trends, the volume of non-performing loans, concentrations of credit risk, adverse situations that may affect the borrowers ability to pay, prior loss experience within the various categories of the portfolio and current economic condition are considered when reviewing the risks in the portfolio. Larger exposures are analyzed individually. While management believes the allowance for possible loan losses is currently adequate, future additions to the allowance may be necessary based on changes in economic condition. The adequacy of the allowance is reviewed monthly by the Board of Directors. The Company has no credit exposure to foreign countries or foreign borrowers or highly leveraged transactions.

     The following table sets forth for each of the past five years, period-end balances, changes in the allowance for possible loan losses and certain ratios for the Years Ended December 31:

                        SUMMARY OF LOAN LOSS EXPERIENCE
                            Years ended December 31,
                                                         1994        1993      1992        1991       1990
                                                         ----        ----      ----        ----       ----
Balance at beginning of period ....................     $5,502      $4,044    $5,271      $3,963     $3,505
Charge Offs:
  Commercial Loans ................................        790         245     2,303       2,290      1,282
  Real Estate Loans ...............................      1,982         435     3,143         562        980
  Consumer Loans ..................................        224          22        39          28        292
                                                        ------      ------    ------      ------     ------
Total Charge Offs .................................      2,996         702     5,485       2,880      2,554
                                                        ------      ------    ------      ------     ------
Less Recoveries
  Commercial Loans ................................         88         166        12          93        711
  Real Estate Loans ...............................        135          19        50           0          0
  Consumer Loans ..................................         31          22         3          22        174
                                                        ------      ------    ------      ------     ------
Total Recoveries ..................................        254         207        65         115        885
                                                        ------      ------    ------      ------     ------
Net Charge Offs ...................................      2,742         495     5,420       2,765      1,669
                                                        ------      ------    ------      ------     ------
Addition to Allowance
  Charged to Operations ...........................      2,474       1,953     4,222       5,273      2,127
                                                        ------      ------    ------      ------     ------
"In-substance" Foreclosures .......................       (208)          0       (29)     (1,200)         0
                                                        ------      ------    ------      ------     ------
Balance at End of Period ..........................     $5,026      $5,502    $4,044      $5,271     $3,963
                                                        ======      ======    ======      ======     ======

Ratio of net charge offs during the period as a
  percentage of average loans outstanding
  during the period ...............................       1.91%       0.34%     2.93%       1.36%      0.26%

                  ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
                           1994               1993              1992               1991              1990
                      --------------      -------------    ---------------    -------------     --------------
                               % of               % of               % of             % of               % of
                               Total              Total              Total            Total              Total
                      Amt       Amt       Amt      Amt     Amt        Amt     Amt      Amt      Amt       Amt
                      ---      -----      ---     -----    ---       -----    ---     -----     ---      -----
Real Estate Loans    $2,181   43.39%    $2,719   80.26%   $1,862    81.23%   $2,056   74.43%   $1,834    63.03%
Consumer Loans          180    3.58%       206    9.10%       80     3.34%      105    5.82%      290    12.40%
Commercial Loans      2,665   53.03%     2,577   10.64%    2,102    15.43%    3,110   19.75%    1,839    24.57%
                     ------  ------     ------  ------    ------   ------    ------  ------    ------   ------
                     $5,026  100.00%    $5,502  100.00%   $4,044   100.00%   $5,271  100.00%   $3,963   100.00%
                     ======  ======     ======  ======    ======   ======    ======  ======    ======   ======


     The allowance for credit losses includes an unallocated portion of the allowance which is also allocated on a product level. This portion of the reserve totaled $1,200,000, $1,800,000, $1,337,000, $886,000, and $283,000 for
the years ended December 31, 1994, 1993, 1992, 1991, and 1990 respectively.

     Management bases its judgement for determining the addition of the allowance for loan losses which is charged to operating expense upon several factors: Economic conditions, loan portfolio composition, past charge-off experience and reports of examination of the loan portfolio by the Pennsylvania State Banking Department and the Federal Deposit Insurance Corporation.

     In May 1993, the FASB issued Statement No. 114, "Accounting by Creditors for Impairment of a Loan." The standard requires that an impaired loan be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate, observable market price or fair value of the collateral if the loan is collateral dependent. The standard as amended by SFAS No. 118 issued late 1994 is effective for fiscal years beginning after December 15, 1994. The Company intends to adopt the standard in its fiscal year beginning January 1, 1995. The Company has not determined the effect on its financial statements which will result from implementation of these standards.

     Deposits

     The Company considers its current deposit base to be stable and generally consumer oriented in nature. The deposit mix is generally equally distributed among all products without significant concentrations. During the past three (3) years, there was a distinct shift in the Company's deposit base out of large CDs and toward "core" deposits (DDA's, NOWs, MMDAs, Savings). Nonetheless, the Company still views its current CD portfolio to be stable, and primarily consumer in nature.

     Total deposits increased to $216.7 million at December 31, 1994 from $206.1 million at December 31, 1993. The increases in deposits is reflected as a $9.2 million increase in time deposits as well as an increase in NOW Accounts of $6.0 million. The increase in time deposits and NOW Accounts was partially offset by decreases in savings and money market account deposits of $407,000 and $4.8 million respectively.

     The Company maintains a minimal amount of certificates greater than $100,000 at December 31, 1994. The Company had $5.4 million of such deposits representing 8.7% of time deposits and 2.5% of total deposits.

     The following is a breakdown by maturities of time certificates of deposits of $100,000 or more as of December 31, 1994 (in thousands)

                                                       MATURITY
                --------------------------------------------------------------------------------
                                    Three Months       Six Months
                Three Months or     Through Six      Through Twelve     Over Twelve
                     Less              Months            Months            Months          Total
                ---------------     ------------     --------------     ------------       -----
Amount              $3,070             $1,200             $555              $603           $5,428
                    ======             ======             ====              ====           ======

     Liquidity

     Liquidity management is required to ensure that adequate funds will be available to meet anticipated and unanticipated deposit withdrawals, debt service payments, investment commitments, commercial and consumer loan demand, and ongoing operating expenses. Funding sources include principal repayments on loans and investments, sales of assets, growth in core deposits, short-and long-term borrowings and repurchase agreements. Regular loan payments are a dependable source of funds, while the sale of loans and investment securities, deposit flows, and loan prepayments are significantly influenced by general economic conditions and the level of interest rates.

     At December 31, 1994, the Company maintained $14.7 million in cash and cash equivalents in the form of cash and due from banks (after reserve requirements), and overnight federal funds sold. The Company had $2.0 million of investment securities (other than mortgage-backed securities and CMO's) scheduled to mature within one year. This combined total of $16.7 million of liquid assets represented approximately 7.2% of total assets at December 31, 1994, as compared to $25.5 million or

11.4% of the total assets at December 31, 1993. In addition, the Company generates approximately $3.6 million of cash annually from the scheduled amortization of its mortgage backed securities portfolio. The Company's average loans to average deposit ratio declined from 71.95% at December 31, 1993, to 67.6% at December 31, 1994. Finally, the Company maintains federal funds lines of credit with correspondent banks that total $9 million. The Company believes that its liquidity is adequate.

     The Company had outstanding commitments to extend credit of $24.2 million at December 31, 1994. Since many commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company has available certain securities on deposit at the Federal Reserve Bank of Philadelphia ("Philadelphia FED") which could be pledged against borrowings at the Philadelphia FED discount window, if needed. However, as a general rule, discount window credit is granted at the discretion of the Philadelphia FED.

     Asset/Liability Management

     Management of interest rate sensitivity involves matching the maturity and repricing dates of interest-earning assets with those of interest-bearing liabilities in an effort to manage the impact of fluctuating interest rates on net interest margins.

     The Company's Asset/Liability Committee (the "Committee") generally meets four (4) times a year to establish, communicate, coordinate and control asset/liability management procedures. The purpose of the Committee is to monitor the volume and mix of the Company's interest sensitive assets and deposits consistent with the Company's overall liquidity, capital, growth, risk and profitability goals.

     Interest rate sensitivity is measured as the difference between the percentage of assets and liabilities in the Company's existing portfolio that are subject to repricing within specified time periods. These differences, known as interest sensitivity gaps, are usually calculated cumulatively for blocks of time.

     Companies that are asset-sensitive (a positive gap) have more assets than liabilities subject to repricing within specified time periods and these companies are likely to benefit in periods of rising interest rates, but suffer as rates decrease.

     The Company's principal financial objective is to achieve long-term profitability while managing its exposure to fluctuations in interest rates. This accomplished through the measurement of the relationship between interest rate sensitive assets and interest rate sensitive liabilities. The goal of maintaining a reasonable balance between interest rate sensitive assets and interest rate sensitive liabilities is accomplished through the Company's asset/liability management program.

     At December 31, 1994, the Company maintained a one year cumulative GAP of negative $37.2 million or 17.62% of total interest earning assets. The effect of this GAP position provided a negative mismatch which exposes the Company to interest rate risk in a period of rising interest rates.

     An interest sensitivity table is not a complete picture of the possible effect of interest rate changes on net interest income. First, changes in the general level of interest rates will not affect all categories of assets and liabilities equally or simultaneously. Second, the table represents a one-day position; variations occur daily as the Company adjusts it interest sensitivity position throughout the year. Third, the repricing distribution of interest sensitive assets on this table may not be indicative of the liquidity of those assets. Finally, since this table is based on contractual maturities, it does not include required principal payments or estimates of early principal payments on residential mortgages, installment loans and investment securities. The following table represents the Bank's repricing characteristic of it's interest sensitive assets and liabilities.

BANK AND TRUST COMPANY OF OLD YORK ROAD
INTEREST RATE SENSITIVITY GAP
"DECEMBER 31, 1994"

                                 LESS                                                  GREATER
                                 THAN                                                   THAN
                                  6        6 - 12          1 - 2          2 - 5           5
Assets:                         MONTHS     MONTHS          YEARS          YEARS         YEARS           TOTAL
                                ------     ------          -----          -----         -----           -----
Securities:
  US Treasuries & Agencies      3,501      19,965          5,083         10,970         18,343         57,862
  State & Political
    Subdivisions .........          0           0              0              0            100            100
  Other ..................        255           0              0              0              0            255
                              -------      ------         ------         ------         ------        -------
Total Securities .........      3,756      19,965          5,083         10,970         18,443         58,217

Federal Funds Sold .......      4,400           0              0              0              0          4,400
                              -------      ------         ------         ------         ------        -------
Loans:

 All Other Loans,
   Net Discounts
   Where Applicable ......     79,273       8,582         15,345         23,840         21,234        148,274
                              -------      ------         ------         ------         ------        -------
Total Loans ..............     79,273       8,582         15,345         23,840         21,234        148,274

Repricable Assets ........     87,429      28,547         20,428         34,810         39,677        210,891
                               ======      ======         ======         ======         ======        =======

Liabilities:

MMDA's ...................     25,202                                                                  25,202
NOW's ....................     46,079                                                                  46,079
Savings ..................     39,201                                                                  39,201
                              -------
Total Core Deposits * ....    110,482                                                                 110,482

CD's .....................     24,751      17,898         10,090          9,667              0         62,406
                              -------      ------         ------         ------         ------        -------
Repriciable Liabilities ..    135,233      17,898         10,090          9,667              0        172,888

Asset Liability Gap ......    (47,804)     10,649         10,338         25,143         39,677         38,003

Gap/Assets ...............     -22.67%       5.05%          4.90%         11.92%         18.81%         18.02%

Cummulative Gap ..........     -22.67%     -17.62%        -12.72%         -0.79%         18.02%

RSA/RSL ..................       0.65        0.76           0.84           0.99           1.22           1.22

For purposes of calculating Interest Rate Sensitivity GAP, 100% of Core Deposits are assumed to reprice within the first six months of an interest rate change. Pre-payments of Loans and Securities are assumed to be $6.0 Million within the one year time bucket.

The cummulative one year interest sensitive GAP is (17.62%), within the Bank's guideline of a +/- 20.00%. However, the one year cummulative RSA/RSL ratio of
0.76 is not within the Bank's guidelines of 0.80 to 1.20.

     Capital Resources

     The capital adequacy of the Company is reviewed on an ongoing basis by management and the Board of Directors with respect to asset size, balance sheet composition and risk profile characteristics which include asset quality, interest rate risk and liquidity. An adequate capital base is important to support growth and expansion, and to protect against unforeseen and unexpected losses that cannot be covered by current earnings.

     At December 31, 1994, total consolidated shareholders' equity totaled $12.5 million, a decrease of $3.8 million from December 31, 1993. This decrease was due to the net loss of $3.5 million as well as an unrealized loss of 269,000 for securities available for sale. This improvement was partially offset by the reduction resulting from the net loss for the year.

     The Company's leveraged and Risk Based Capital Ratio has decreased from 7.51% and 11.6% at December 31, 1993 to 5.50% and 9.17% as of December 31, 1994
respectively.

     The Company is required to comply with the FRB's risk-based capital guidelines. Pursuant to the FRB regulations, the Company is required to maintain
(i) Tier I risk-based capital equal to 4.0% of risk weighted assets and (ii) total risk-based capital equal to 8.0% of risk weighted assets. In addition to the risk-based capital guidelines, the FRB requires a bank holding company to maintain a minimum leverage ratio (defined to be Tier I capital to average total assets, net of intangible assets) of 3.0% for those bank holding companies which have the highest regulatory examination ratings, with other institutions required to maintain a ratio of at lease 1.0% or 2.0% above the stated minimum. The FRB has not specified any specific leverage ratio applicable to the Company, but because the FDIC and the Department are requiring the Bank to maintain a leverage ratio of 6.0% by August, 1993 and 6.5% by February, 1994, the Company believes it may be required to maintain the same leverage ratio.

     The Bank is required to comply with risk-based capital guidelines promulgated by the FDIC. Pursuant to the FDIC regulations, the Bank is required to maintain a Tier I risk-based capital ratio and total risk-based capital ratio of 4.0% and 8.0% respectively. Pursuant to the Regulatory Agreements, the Bank is required to maintain a leverage ratio of 6.0% by August, 1993 and 6.5% by February, 1994.

     At December 31, 1994, the Company's and the Bank's Tier I capital amounted to $12.8 million or 7.90% of risk weighted assets, its total risk-based capital amounted to $14.9 million or 9.17% of risk weighted assets and the Company had a leverage ratio of 5.50%. The Company and the Bank are in compliance with the regulatory authorities mandated risk based capital requirements but are not in compliance with the leveraged capital ratio.

     Financial Condition - 1993 Versus 1992

     At December 31, 1993, the Company's total assets were $223.6 million, which represents an increase of $906,000 or .4% from the $222.7 million reported at December 31, 1992. This increase in total assets consisted of a decline in loan originations along with an increase in loan repayments, more than offset by an increase in the level of investment securities and Federal Funds sold.

     Investment securities increased $15.6 million or 46.7% from $33.4 million at December 31, 1992, to $49.1 million at December 31, 1993, as loan repayments were reinvested in securities. Investment securities are a source of liquidity as well as an alternative source of income for funds which have not been employed in loan originations. At December 31, 1993, the Company had identified investment securities that will be held for indefinite periods of time, including securities that will be used as part of the Company's asset/liability management strategy and that may be sold in response to changes in interest rates, prepayments and similar factors. The securities were classified as held for sale and accounted for at the lower of cost or market value. These securities were U.S. Government Treasury Securities with book and market values of $8.2 million.

     Total loans net o deferred fees and unearned income at December 31, 1993, totaled $140.1 million, a decrease of $13.8 million or 9.0% from $153.9 million at December 31, 1992. The decline in the real estate construction loan portfolio resulted from the Company de-emphasizing this portion of the business primarily as a result of market conditions. Additionally, the commercial and financial loan portfolio declined $8.8 million as principal repayments outpaced new loan originations. Consumer and other loans increased $7.7 million as the Company emphasized consumer auto loan originations.

     Deposits

     Total deposits decreased to $206.1 million at December 31, 1993 from $210.4 million at December 31, 1992. The most significant change in deposits is reflected in the $11.1 million decrease in time deposits resulted from the Company pricing deposits to better conform its rates with the rates offered by its competitors and the overall low market rate environment. The decrease in time deposits was partially offset by increase in savings account deposits from $37.8 million at December 31, 1992 to $42.1 million at December 31, 1993 as a result of the Company's marketing of these deposits products. The Company believed its plans for marketing new products during 1993 provided increased opportunities for moderate deposit growth.

     December 31, 1993, total consolidated shareholders' equity totaled $16.3 million, an increase of $5.8 million from December 31, 1992. This increase was due to a successful Community Rights Offering which netted the Company $6.2 million in additional capital after issuance costs and broker fees. This improvement was partially offset by the reduction resulting from the net loss for the year.

     Recent Developments-Results of Operations, Fourth Quarter 1994

     For the quarter ended December 31, 1994, the Company reported a net loss of $671,000 or $.24 per share compared to a loss of $1.5 million or $.84 per share for the same period in 1993. The fourth quarter 1994 loss resulted primarily from expenses associated with the merger announced in December, 1994 with Midlantic Corporation, a $13.3 billion bank holding company. These expenses approximated $500,000.

     For the quarter ended December 31, 1994, net interest income totaled $2.5 million representing a $175,000 increase compared to the same period in 1993. The provision for loan losses totaled $150,000 resulting in a decrease of $1.2 million compared to the same period in 1993 due to the additional charges associated with associated with the downgrading of certain loans and other real estate required by state and federal banking agencies in 1993. Other expenses were $3.5 million for 1994 an increase of $452,000 related expenses associated with the merger.

                                                                       EXHIBIT B

                       FINANCIAL STATEMENTS AND SCHEDULES

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY

                                  YEARS ENDED

                       DECEMBER 31, 1994, 1993, AND 1992

                          OLD YORK ROAD BANCORP, INC.

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

            INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

                                                                   Page Number
                                                                   -----------
Report of Independent Certified Accountants ...................         F-1

Consolidated Balance Sheets at
 December 31, 1994 and 1993 ...................................         F-3

Consolidated Statements of Loss for the
 years ended December 31, 1994, 1993 and 1992 .................         F-4

Consolidated Statements of Shareholders' Equity
 for the years ended December 31, 1994, 1993 and 1992 .........         F-5

Consolidated Statements of Cash Flows for the
 years ended December 31, 1994, 1993 and 1992 .................         F-6

Notes to Consolidated Financial Statements for the
 years ended December 31, 1994, 1993 and 1992 .................      F-8-F-42

SCHEDULES
 Schedule I, Loans to Officers, Directors,
   Principal Security Holders and any
   Associates of the Foregoing Persons,
   Years Ended December 31, 1994, 1993 and 1992 ...............      F-43-F-45

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Shareholders
Old York Road Bancorp, Inc.
Willow Grove, Pennsylvania

     We have audited the accompanying consolidated balance sheets of Old York Road Bancorp, Inc. and Subsidiary as of December 31, 1994 and 1993, and the related consolidated statements of loss, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Old York Road Bancorp, Inc. and Subsidiary as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the financial statements, the Company entered into an Agreement and Plan of Merger on December 29, 1994 with MidLantic Corporation. The accompanying financial statements do not include any adjustments that might result from the outcome of the uncertainty of the effect on the Company's operations as a result of the proposed merger.

     As discussed in Note 1 to the financial statements, the Company was examined during 1994 by Regulatory Authorities who cited the Company for certain apparent violations of Federal and state banking laws and regulations. In addition, the Company is not in compliance with its existing Cease and Desist Orders and Memorandum of Understanding. The accompanying financial statements do not include any adjustments that might result from the outcome of the uncertainties related to potential regulatory sanctions and/or supervisory actions.

     As discussed in Note 12 to the financial statements, the Company is a defendant in various lawsuits, the ultimate outcome of which cannot presently be determined. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

     As explained in Note 19, the financial statements include fair value information about financial instruments, which values have been estimated by management in the absence of readily ascertainable market values. We have reviewed the procedures used by management in arriving at their estimate of value and have inspected underlying documentation, and in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the uncertainty inherent in estimating fair values, those estimated values may differ significantly from the values that would have been used had a ready market for the financial instruments existed, and the difference could be material.

     As discussed in Notes 3 and 10 to the financial statements, the Company changed its method of accounting for certain investments in debt and equity securities effective January 1, 1994 and changed it method of accounting for income taxes effective January 1, 1993.

     Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedules listed in the accompanying index for 1994, 1993 and 1992, are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic consolidated financial statements. The schedules have been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

                                            RUDOLPH, PALITZ LLP
                                            -------------------
                                            Rudolph, Palitz LLP

Plymouth Meeting, Pennsylvania
February 10, 1995 except as to
  paragraphs 1 and 2 on pages F-31,
  which are as of February 27, 1995
  and paragraph 2 on page F-29, which
  is as of March 2, 1995.

                OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY

            CONSOLIDATED BALANCE SHEETS--DECEMBER 31, 1994 AND 1993

                                      ASSETS

                                                                1994           1993
                                                            ------------   ------------
Cash and due from banks .................................   $ 14,868,000   $ 14,141,000
Investment securities
 (market value of $40,917,000) ..........................           --       40,902,000
Investments held for sale (market
 value of $8,189,000) ...................................           --        8,171,000
Investments available for sale ..........................      6,960,000           --
Investments held to maturity
 (market value of $47,841,000) ..........................     50,988,000           --
Federal funds sold ......................................      4,400,000     13,200,000
Loans (including related party loans
 of $8,940,000 and $10,532,000
 respectively), net .....................................    143,248,000    134,610,000
Bank premises and equipment .............................      2,592,000      2,741,000
Other real estate held for sale, net ....................      5,300,000      8,380,000
Accrued interest receivable and
 other assets ...........................................      2,829,000      1,458,000
                                                            ------------   ------------
     Total assets .......................................   $231,185,000   $223,603,000
                                                            ============   ============

                      LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
  Deposits:
    Non-interest bearing demand .........................   $ 43,785,000   $ 43,130,000
    NOW accounts ........................................     46,079,000     40,120,000
    Savings .............................................     39,201,000     39,608,000
    Money market ........................................     25,202,000     29,980,000
    Other time deposits .................................     62,406,000     53,238,000
                                                            ------------   ------------
                                                             216,673,000    206,076,000
  Accrued expenses and other liabilities ................      1,975,000      1,222,000
                                                            ------------   ------------
      Total liabilities .................................    218,648,000    207,298,000
                                                            ------------   ------------
COMMITMENTS AND CONTINGENCIES (Notes 1, 11, 12 and 13)

SHAREHOLDERS' EQUITY:
  Common stock, $1.00 par value; authorized
   14,000,000 shares; issued and outstanding,
   2,825,312 shares .....................................      2,825,000      2,825,000
  Capital in excess of par ..............................     20,508,000     20,508,000
  Accumulated deficit ...................................   ( 10,527,000) (   7,028,000)
  Unrealized loss on investment securities
   available for sale ...................................   (    269,000)          --
                                                            ------------   ------------
Total shareholders' equity ..............................     12,537,000     16,305,000
                                                            ------------   ------------
     Total liabilities and
       shareholders' equity .............................   $231,185,000   $223,603,000
                                                            ============   ============

                See Notes to Consolidated Financial Statements.

                OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF LOSS

               YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992


                                               1994           1993            1992
                                          ------------    ------------    ------------
Interest income:
  Interest and fees on loans ..........   $ 12,230,000    $ 12,681,000    $ 15,767,000
  Interest on investment securities:
    U.S. Government obligations .......      2,920,000       2,006,000       1,927,000
    Obligations of states and
      political subdivisions ..........          6,000           6,000           6,000
    Other securities ..................         47,000          41,000         271,000
 Interest on Federal funds sold .......        280,000         351,000         308,000
 Interest on certificates of deposit ..          2,000           4,000           6,000
                                          ------------    ------------    ------------
                                            15,485,000      15,089,000      18,285,000
Interest on deposits ..................      5,562,000       5,245,000       8,026,000
                                          ------------    ------------    ------------
Net interest income ...................      9,923,000       9,844,000      10,259,000
Provision for possible loan losses ....      2,474,000       1,953,000       4,222,000
                                          ------------    ------------    ------------
Net interest income after provision
 for possible loan losses .............      7,449,000       7,891,000       6,037,000

Other income:
  Gain on sale of investment securities           --           491,000          45,000
  Trust Department income .............          7,000          22,000          14,000
  Service fees ........................      1,676,000       1,804,000       1,915,000
  Other ...............................         83,000          39,000          49,000
                                          ------------    ------------    ------------
Income before other expenses ..........      9,215,000      10,247,000       8,060,000
                                          ------------    ------------    ------------
Other expenses:
  Salaries and wages ..................      4,053,000       3,580,000       3,572,000
  Employee benefits ...................        953,000         950,000         935,000
  Occupancy expense ...................      1,192,000       1,288,000       1,242,000
  Equipment expense ...................        848,000         729,000         761,000
  Net loss on holding foreclosed assets      2,130,000       1,165,000       1,306,000
  Other operating expenses ............      3,538,000       2,911,000       3,793,000
                                          ------------    ------------    ------------
                                            12,714,000      10,623,000      11,609,000
                                          ------------    ------------    ------------
Loss before income tax expense ........   (  3,499,000)   (    376,000)   (  3,549,000)
Income tax expense ....................           --            28,000         724,000
                                          ------------    ------------    ------------
Net loss ..............................   ($ 3,499,000)   ($   404,000)   ($ 4,273,000)
                                          ============    ============    ============

Loss per common share .................   ($      1.24)   ($       .28)   ($      3.28)
                                          ============    ============    ============



                See Notes to Consolidated Financial Statements.

                OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

               YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                       COMMON STOCK
                                 ------------------------
                                   Number                                     Retained
                                  of shares                    Capital        earnings        Unrealized
                                 issued and                   in excess     (accumulated)      loss on
                                 outstanding      Amount       of par         (deficit)      investments       Total
                                  ---------    ----------     -----------   ------------     ----------     -----------
Balance, December 31, 1991 .....  1,301,545    $1,302,000     $15,863,000   ($ 2,351,000)    ($  92,000)    $14,722,000
Unrealized gain on investment
  securities ...................       --            --              --             --           92,000          92,000
Net loss for the year ..........       --            --              --     (  4,273,000)          --      (  4,273,000)
                                  ---------    ----------     -----------   ------------     ----------     -----------
Balance, December 31, 1992 .....  1,301,545     1,302,000      15,863,000   (  6,624,000)          --        10,541,000
Issuance of common stock .......  1,523,767     1,523,000       4,645,000           --             --         6,168,000
Net loss for the year ..........       --            --              --     (    404,000)          --      (    404,000)
                                  ---------    ----------     -----------   ------------     ----------     -----------
Balance, December 31, 1993 .....  2,825,312     2,825,000      20,508,000   (  7,028,000)          --        16,305,000
Net loss for the year ..........       --            --              --     (  3,499,000)          --      (  3,499,000)
Unrealized loss on investment
  securities available for sale        --            --              --             --       (  269,000)   (    269,000)
                                  ---------    ----------     -----------   ------------     ----------     -----------
Balance, December 31, 1994 .....  2,825,312    $2,825,000     $20,508,000   ($10,527,000)    ($ 269,000)    $12,537,000
                                  =========    ==========     ===========   ============     ==========     ===========



                    See Notes to Financial Statements.


                OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

               YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                                                     1994             1993                 1992
                                                                                ------------      ------------         ------------

OPERATING ACTIVITIES
  Net loss ...................................................................  ($ 3,499,000)     ($   404,000)        ($ 4,273,000)
  Adjustments to reconcile net loss to net
    cash provided by operating activities:
      Provision for possible loan losses .....................................     2,474,000         1,953,000            4,222,000
      Provision for possible losses on other real estate held for sale .......     1,508,000           719,000            1,192,000
      Depreciation and amortization ..........................................       797,000           794,000              761,000
      Write-off of deferred taxes ............................................          --                --                703,000
     (Gain) loss on sale of other real estate ................................       145,000      (     12,000)        (    189,000)
     Gain on sale of investment securities ...................................          --        (    491,000)        (     45,000)
  Changes in operating assets and liabilities:
    (Increase) decrease in accrued interest receivable and other assets ......  (  1,371,000)        1,354,000              812,000
    Increase (decrease) in accrued expenses and other liabilities ............       753,000      (    537,000)        (  1,317,000)
                                                                                ------------      ------------         ------------
          Net cash provided by
            operating activities .............................................       807,000         3,376,000            1,866,000
                                                                                ------------      ------------         ------------
INVESTING ACTIVITIES
 Loans originated or acquired, net of payments made ..........................   (11,423,000)       12,186,000           38,444,000
 Purchases of bank premises and equipment ....................................   (   417,000)      (   306,000)         (   168,000)
 Purchases of investment securities ..........................................   (16,620,000)      (44,131,000)         (30,890,000)
 Proceeds from sales of other real estate held for sale ......................     1,738,000         1,424,000            1,676,000
 Proceeds from sale of Bank equipment ........................................         3,000            59,000                 --
 Proceeds from investment maturities .........................................     7,242,000         7,895,000            2,657,000
 Proceeds from sales of investments ..........................................          --          20,898,000           22,076,000
                                                                                ------------      ------------         ------------
          Net cash provided by (used in)
            investing activities .............................................   (19,477,000)      ( 1,975,000)          33,795,000
                                                                                ------------      ------------         ------------
FINANCING ACTIVITIES
 Net increase in non-interest bearing demand
  deposits, NOW accounts, savings accounts and money market accounts .........     1,429,000         6,761,000            2,518,000
 Net increase (decrease) in time deposits ....................................     9,168,000       (11,082,000)         (35,136,000)
 Proceeds from issuance of common stock ......................................          --           6,168,000                 --
                                                                                ------------      ------------         ------------
          Net cash provided by (used in)
            financing activities .............................................    10,597,000         1,847,000          (32,618,000)
                                                                                ------------      ------------         ------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS .............................   ( 8,073,000)        3,248,000            3,043,000

CASH AND CASH EQUIVALENTS, JANUARY 1, ........................................    27,341,000        24,093,000           21,050,000
                                                                                ------------      ------------         ------------
CASH AND CASH EQUIVALENTS, DECEMBER 31, ......................................  $ 19,268,000      $ 27,341,000         $ 24,093,000
                                                                                ============      ============         ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the years for:
    Income taxes .............................................................  $     28,000      $     22,000         $       --
                                                                                ============      ============         ============

    Interest .................................................................  $  5,304,000      $  5,614,000         $  9,275,000
                                                                                ============      ============         ============


                See Notes to Consolidated Financial Statements.

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Continued)

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

SUPPLEMENTAL DISCLOSURES OF INVESTING ACTIVITIES:

     1) The valuation allowance for investment securities decreased $92,000 in 1992 due to the sale of "other investment securities";

     2)   During 1994, 1993 and 1992, the Bank reclassified $941,000, $411,000 and $160,000, respectively, of loans as other real estate held for sale as a result of foreclosures on uncollectible loans;

     3)   During 1994, 1993 and 1992, the Bank reclassified $128,000, $696,000 and $2,273,000, respectively, of loans as other real estate held for sale as a result of "in-substance" foreclosures on uncollectible loans;

     4) During 1992, the Bank reclassified $1,055,000 of deferred taxes as income taxes receivable due to the utilization of net operating loss carrybacks;

     5) During 1994, the Bank took back $758,000 of financing (i.e., loans) related to the sale of "other real estate held for sale";

     6) During 1994, the Bank recorded $269,000 in unrealized losses on investment securities classified as "Available-for-Sale" as a charge to shareholders' equity.

              See Notes to Consolidated Financial Statements.

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 1. OPERATIONS AND PLAN OF MERGER

Agreement and Plan of Merger

     On December 29, 1994, the Company entered into an Agreement and Plan of Merger ("Merger Agreement") with MidLantic Corporation. The Merger Agreement provides for the payment to Bank shareholders at the closing of the merger $10 in cash or .3721 shares of MidLantic for each Bank share outstanding. A maximum of 49% of the Bank's common stock can be exchanged for cash, subject to adjustment under certain conditions. The Plan of Merger is subject to shareholder approval, regulatory approvals and various other conditions of closing.

     The Merger Agreement may be terminated by either MidLantic or the Bank if the Closing has not occurred by December 31, 1995. The Agreement may be terminated by the Bank if the price of MidLantic Common Stock over a specified period of time is less than $26.87 multiplied by 0.85 (which is approximately $22.84) and also less than an index ratio based upon a selected peer group of other Bank-holding companies; provided, however, that in such event Midlantic, in its sole discretion, may elect to increase the Exchange Ratio to avoid such termination. In addition, if the Bank's capital (as adjusted in accordance with the terms of the Agreement) falls below a specific level, MidLantic is not obligated to effect the Merger. The Agreement also provides that if the Bank does not meet certain minimum capital requirements, the price which Bank shareholders are entitled to receive in exchange for their shares of common stock will be adjusted downward.

     In addition, the Bank and MidLantic have entered into a Stock Option Agreement dated December 29, 1994 in connection with the Merger Agreement. Pursuant to the terms of the Stock Option Agreement, the Bank has granted MidLantic an option (the "Option") to purchase up to 19.9% of the shares of the Bank's Common Stock which would be outstanding immediately following the exercise of the Option, at a price of $7.25 per share (based upon the number of outstanding shares of the Bank on December 29, 1994, the Option represents the right to purchase up to 701,919 shares). MidLantic does not have any voting rights with respect to shares of the Bank's Common Stock subject to the Option prior to exercise of the Option. The Option is exercisable only upon the occurrence of a triggering event, as defined in the Agreement.

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 1. OPERATIONS AND PLAN OF MERGER (Continued)

Agreement and Plan of Merger (Continued)

     The Stock Option Agreement terminates upon either the termination of the Agreement or the consummation of the transactions contemplated thereby; provided that if the Agreement terminates after the occurrence of a triggering event, the Stock Option Agreement will not terminate until the later of 18 months following the date of termination of the Agreement or the consummation of any proposed transactions which constitute the triggering event.

Regulatory Matters

     On September 30, 1992, the Pennsylvania Department of Banking (the "Department") and the Federal Deposit Insurance Corporation ("FDIC") issued a joint report of examination of the Bank (the "Report") as of February 24, 1992. The report cited numerous deficiencies including an unacceptably high volume of adversely classified and special mention assets, inadequate capital levels, continued deterioration of the loan portfolio, a deficient allowance for loan losses, weak liquidity and funds management and overall lack of earnings.

     During 1992, the Company also received from the Federal Reserve Bank (the "FRB") its report of Inspection as of December 31, 1991. The findings of the FRB were consistent with those of the FDIC and the Department as described above.

     As a result of the regulatory examinations described above, on February 2, 1993 and February 16, 1993, the Bank entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist (the "C & D") with the Department and the F.D.I.C., respectively. The Bank neither admitted nor denied the allegation of charges of unsafe or unsound banking practices and violations of laws and/or regulations. On December 8, 1992, the Company also entered into a Memorandum of Understanding ("MOU") with the FRB.

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 1. OPERATIONS AND PLAN OF MERGER (Continued)

     The C & D and MOU require the Bank and the Company, respectively, to take certain actions as defined, subject to Regulatory approval, to provide for safe and sound banking practices and improve the overall financial condition of the Bank and the Company. The key provisions of these agreements include requirements to:

  1) Improve earnings and capital and, within certain time frames, to maintain a leverage ratio equal to 6.5% or more and reduce all doubtful and substandard assets and contingent liabilities to not more than 50% of Tier One capital;

  2) Adopt and implement a program for each "problem asset" and contingent liability and, within certain time frames, reduce loans past due 30 days or more and non-accrual loans to no greater than 5.0% and 1.0%, respectively, of total loans;

  3) Adopt a plan to increase asset portfolio diversification and ultimately concentration of loans to less than 100% of Tier One capital;

  4) Eliminate all violations of laws and regulations and substantially revise lending and collection policies within 60 days;

  5)  Restrict extensions of credit to certain borrowers adversely classified;

  6) Appoint a Committee to monitor compliance with the C & D and report to regulatory authorities quarterly;

  7) Prohibit the payment of dividends by the Bank or the Company, with certain exceptions;

  8)  Prohibit the assumption of debt or redemption of stock by the Company.

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 1. OPERATIONS AND PLAN OF MERGER (Continued)

     During 1994, a joint examination was conducted by the Department and the FDIC and the findings were consistent with previous examinations. The aforementioned C & D's issued in 1993 are still in effect at December 31, 1994. The 1994 examination cited the Company for certain apparent violations of Federal and state banking laws and regulations. In addition, as of December 31, 1994, the Company was not in compliance with the existing F.D.I.C. and Department Cease and Desist Orders and the Federal Reserve Bank Memorandum of Understanding, principally with respect to its capital level, level of delinquent loans, classified assets and nonaccrual loans. As a result of the alleged violations, the Company and/or the Bank could be subject to supervisory action, regulatory sanctions and/or potential civil money penalties.

NOTE 2. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT
        ACCOUNTING POLICIES

Business

     Old York Road Bancorp, Inc. and its subsidiary's operations relate primarily to commercial banking activities which represent one industry segment.

Principles of Consolidation

     The consolidated financial statements include the accounts of Old York Road Bancorp, Inc. and its wholly-owned subsidiary, Bank and Trust Company of Old York Road. All material intercompany accounts have been eliminated in consolidation.

Investment Securities

     Effective January 1, 1994, the Bank adopted Statement of Financial Accounting Standards (SFAS) ("Statement") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Statement requires certain investments to be classified under one of the following categories: "held to maturity" and accounted for at historical cost, adjusted for accretion of discounts and amortization of premiums; "available for sale" and accounted for at fair market value, with unrealized gains and losses reported as a separate component of shareholders' equity; or "trading" and accounted for at fair market value, with unrealized gains and losses reported as a component of net income. The Bank does not hold trading securities.

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 2.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES (Continued)

Investment Securities (Continued)

     At December 31, 1994, the Company has identified investment securities that will be held for indefinite periods of time, including securities that will be used as part of the Company's asset/liability management strategy and that may be sold in response to changes in interest rates, prepayments and similar factors. These securities are classified as "available for sale". At December 31, 1993, these securities were classified as "held-for-sale" and accounted for at the lower of cost or market value.

     Also, at December 31, 1994, the Company reported investments in securities which were carried at cost, adjusted for amortization of premium and accretion of discount. The Company has the intent and ability to hold these investment securities to maturity considering all reasonably foreseeable events or conditions. These securities are classified as "held to maturity." At December 31, 1993, these securities were classified as "Investment Securities."

     Gains and losses on the sale of investment securities are computed using the specific identification method and are included in other income.

Loans

     Loans are stated at the principal amount outstanding, net of deferred loan fees and costs. Income is accrued on the principal amount outstanding. Accrual of interest is discontinued when, in management's judgement, collection of interest or principal is questionable, or where such payments are 90 or more days past due unless the loan is well secured and in the process of collection. Previously accrued interest on loans which become non-accrual, is reversed and charged against income.

Allowance for Possible Loan Losses

     The allowance for possible loan losses is established through a provision for possible loan losses charged to operations. Loan losses are charged against the allowance when management believes that the collectibility of the loan principal is unlikely. Recoveries on loans previously charged-off are credited to the allowance.

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 2. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT
        ACCOUNTING POLICIES (Continued)

Allowance for Possible Loan Losses (Continued)

     The allowance is an amount that management believes will be adequate to absorb possible loan losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions and trends that may affect the borrowers' ability to pay.

Loan Fees

     The Company treats loan fees in accordance with Statement of Financial Accounting Standards (SFAS) No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". The method of accounting for loan fees as prescribed by SFAS No. 91 requires the capitalization of loan fees and the direct costs associated with originating such fees and amortizing the net fees over the estimated lives of the loans on the effective interest method, resulting in a constant yield over the lives of the related loans. Amortization of net loan fees is included in interest income. Estimated loan lives are based upon prepayment experience reflected in the Bank's uniform peer group.

Bank Premises and Equipment and Depreciation and Amortization

     Bank premises and equipment are stated at cost. Depreciation and amortization are being provided by use of the straight-line method over the estimated useful lives of the various classes of property, or, the shorter of the estimated useful lives or the term of the lease in the case of leasehold improvements.

Other Real Estate Held for Sale

     Other real estate held for sale includes real estate obtained through foreclosure or deed in lieu of foreclosure and is initially recorded at the lower of the related loan balance or fair value of the property less estimated costs to sell at the date acquired.

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 2. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT
        ACCOUNTING POLICIES (Continued)

Other Real Estate Held for Sale (Continued)

     The Company classifies foreclosed assets in its balance sheet as assets held for sale and reported at the lower of cost as acquired or net realizable value. The Company accounts for the results of operations of foreclosed assets by requiring that the net amount of revenues and expenses related to operating or holding foreclosed assets be charged or credited to income as a gain or loss on holding foreclosed assets.

     Other real estate held for sale also consists of loans "in-substance" foreclosed. Loans are accounted for as foreclosed property even though actual foreclosure has not occurred. These assets are initially recorded at the lower of the related loan balance or the fair value of the property at the time the loan is deemed foreclosed "in-substance." Although the collateral underlying the loans has not been repossessed, the borrower has little or no equity in the collateral at its current estimated fair value, and proceeds for repayment are expected to come only from the operations or sale of collateral. At December 31, 1994, 1993 and 1992, the Company had $2,239,000, $3,118,000, $3,440,000,
respectively, of loans "in-substance" foreclosed.

Income Taxes

     Effective January 1, 1993, the Company accounts for income taxes in compliance with the Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

     Deferred income taxes arise principally from differences in the recognition of the provision for possible loan losses, the accounting for other real estate held for sale, and the recognition of loan origination fees for income tax and financial reporting purposes and from recognition of the tax benefits of net operating loss carryforwards.

     Deferred income tax assets are reduced by a valuation allowance when, based on the weight of evidence available, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Pension Plan

     It is the Company's policy to fund pension costs accrued.

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 2. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT
        ACCOUNTING POLICIES (Continued)

Earnings Per Share

     Loss per share of common stock is based upon the weighted average number of shares outstanding during the years. The average shares outstanding were 2,825,312 for 1994, 1,428,525 for 1993 and 1,301,545 for 1992.

Cash and Cash Equivalents

     Cash and cash equivalents include cash on hand, cash on deposit with banks, certificates of deposit with original maturities of three months or less, and Federal funds sold. Cash on deposit with banks is insured by the Federal Deposit Insurance Corporation up to $100,000 and, therefore, a significant amount of the Company's cash balances are uninsured.

     At December 31, 1994 and 1993, cash and due from banks includes interest-bearing deposits of approximately $197,000 and $967,000, respectively.

Reclassifications

     Certain amounts in the 1993 and 1992 financial statements have been reclassified to conform to the 1994 presentation.

Accounting Pronouncements

     In May 1993, the FASB issued Statement No. 114, "Accounting by Creditors for Impairment of a Loan." The standard requires that an impaired loan be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate, observable market price or fair value of the collateral if the loan is collateral dependent. In October 1994, the FASB issued Statement No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosure." FASB Statement No. 118 amends No. 114 to allow creditors to use existing methods for recognizing interest income on impaired loans. These standards are effective for fiscal years beginning after December 15, 1994. The Company intends to adopt these standards in its fiscal year beginning January 1, 1995. Implementation of these standards is not expected to have a material effect on the financial statements of the Company.

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 3. INVESTMENT SECURITIES

     Effective January 1, 1994, the Bank adopted Statement of Financial Accounting Standards (SFAS) ("Statement") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Statement requires certain investments to be classified under one of the following categories: "held to maturity" and accounted for at historical cost, adjusted for accretion of discounts and amortization of premiums; "available for sale" and accounted for at fair market value, with unrealized gains and losses reported as a separate component of share- holders' equity; or "trading" and accounted for at fair market value, with unrealized gains and losses reported as a component of net income. The Bank does not hold trading securities.

     If the Statement had been adopted on December 31, 1993, the impact on shareholders' equity would have been immaterial.

     At December 31, 1994, the amortized cost and estimated market values of investments in debt securities classified by maturity are as follows:

                                                   December 31, 1994
                              ---------------------------------------------------------
                                                   Gross        Gross        Estimated
                               Amortized         Unrealized   Unrealized       Market
                                Cost               Gains       Losses          Value
                              ------------         ------   ------------    ------------
HELD TO MATURITY
United States Government
 and/or Agency Obligations:
 Maturing within one year ..          --             --             --             --
 Maturing after one year,
  but within five years:
    Mortgage-backed
      securities ...........  $ 12,209,000         $1,000   ($   610,000)   $ 11,600,000
    Collateralized mort-
      gage obligations .....     2,011,000           --     (     86,000)      1,925,000
 Maturing after five years,
  but within ten years:
    Mortgage-backed
      securities ...........     6,741,000           --     (    588,000)      6,153,000
    Collateralized mort-
      gage obligations .....     3,009,000           --     (    178,000)      2,831,000
 Maturing after ten years:
    Mortgage-backed
      securities ...........    21,921,000           --     (  1,360,000)     20,561,000
    Collateralized mort-
      gage obligations .....     5,097,000           --     (    326,000)      4,771,000
                              ------------         ------   ------------    ------------
    Total securities
      held to maturity .....  $ 50,988,000         $1,000   ($ 3,148,000)   $ 47,841,000
                              ============         ======   ============    ============

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 3. INVESTMENT SECURITIES (Continued)

                                                   December 31, 1994
                                ----------------------------------------------------------
                                                 Gross             Gross        Estimated
                                Amortized      Unrealized        Unrealized       Market
                                   Cost           Gains            Losses          Value
                                ----------      ---------         ---------     ----------
AVAILABLE FOR SALE
United States Government
 and/or Agency Obligations:
 Maturing within one year ..    $2,000,000          --            ($ 20,000)    $1,980,000
 Maturing after one year,
  but within five years ....     1,834,000          --            (  99,000)     1,735,000
 Maturing after five years,
  but within ten years .....       606,000          --            (  44,000)       562,000
 Maturing after ten years ..     2,434,000          --            ( 100,000)     2,334,000
                                ----------      ---------         ---------     ----------
    Total available for sale     6,874,000          --            ( 263,000)     6,611,000
                                ----------      ---------         ---------     ----------
Obligations of States and
 Political Subdivisions:
  Maturing after ten years .       100,000          --            (   6,000)        94,000
                                ----------      ---------         ---------     ----------
Other:
 Maturing within one year ..       255,000          --                 --          255,000
                                ----------      ---------         ---------     ----------
                                $7,229,000      $   --            ($269,000)    $6,960,000
                                ==========      =========         =========     ==========

     At December 31, 1993, investment securities are classified as "investment securities" and "investments held for sale."


                                                                          December 31, 1993
                                                     -----------------------------------------------------------
                                                                         Gross           Gross        Estimated
                                                      Amortized        Unrealized      Unrealized       Market
                                                        Cost              Gains          Losses         Value
                                                     ------------        -------        --------     -----------
INVESTMENT SECURITIES
United States Government
 Obligations:
  Maturing within one year .......................           --             --              --              --
  Maturing after one year, but within five years:
      Mortgage-backed securities .................    $ 5,244,000           --          ($26,000)    $ 5,218,000
      Collateralized mortgage obligations ........      4,029,000           --              --         4,029,000
  Maturing after five years, but within ten years:
      Mortgage-backed securities .................      9,685,000           --           (46,000)      9,639,000
      Collateralized mortgage obligations ........      1,988,000           --              --         1,988,000
  Maturing after ten years:
      Mortgage-backed securities .................     19,493,000         87,000            --        19,580,000
                                                     ------------        -------        --------     -----------
                                                       40,439,000         87,000         (72,000)     40,454,000
                                                     ------------        -------        --------     -----------
Obligations of states and political subdivisions:
  Maturing after ten years .......................        100,000           --              --           100,000
                                                     ------------        -------        --------     -----------
Other:
 Maturing within one year ........................        363,000           --              --           363,000
                                                     ------------        -------        --------     -----------
                                                      $40,902,000        $87,000        ($72,000)    $40,917,000
                                                      ===========        =======        ========     ===========

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 3. INVESTMENT SECURITIES (Continued)


                                                                             December 31, 1993
                                                              -------------------------------------------------
                                                                             Gross       Gross       Estimated
                                                               Amortized  Unrealized   Unrealized     Marketed
                                                                 Cost        Gains        Losses       Value
                                                               ----------   -------     ---------    ----------
INVESTMENTS HELD FOR SALE
United States Government obligations:
  Maturing within one year .................................   $2,014,000   $ 2,000         --       $2,016,000
  Maturing after one year, but within five years ...........    6,157,000    16,000         --        6,173,000
  Maturing after five years, but within ten years ..........         --        --           --             --
  Maturing after ten years .................................         --        --           --             --
                                                               ----------   -------     ---------    ----------
                                                               $8,171,000   $18,000     $   --       $8,189,000
                                                               ==========   =======     =========    ==========

     Proceeds from sales of investments in securities during 1993 were $20,898,000. Gross gains of $491,000 were realized on those sales in 1993. There were no sales of investment securities in 1994.

     Investment securities with a book value of $20,424,000 and $8,593,000 at December 31, 1994 and 1993, respectively, and market values of $19,147,000 and $8,615,000 at December 31, 1994 and 1993, respectively, were pledged to secure available lines of credit and public deposits.

NOTE 4.  LOANS

                                              1994           1993
                                         ------------   ------------
Commercial, financial and agricultural   $ 11,140,000   $ 14,959,000
Real estate--mortgage ................    103,573,000    109,555,000
Real estate--construction ............      4,540,000      3,352,000
Consumer and other ...................     31,010,000     13,661,000
                                         ------------   ------------
                                          150,263,000    141,527,000
                                         ------------   ------------
Less:
  Net deferred loan fees (costs) .....        (78,000)       (36,000)
  Unearned income ....................      2,067,000      1,451,000
  Allowance for possible loan
    losses ...........................      5,026,000      5,502,000
                                         ------------   ------------
                                            7,015,000      6,917,000
                                         ------------   ------------
                                         $143,248,000   $134,610,000
                                         ============   ============

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 4. LOANS (Continued)

     A summary of loans, net of deferred loan fees and unearned income, by maturity and interest rate classification, is shown below:

                                                   1994
                             ---------------------------------------------------
 (in thousands)                        One Year  Five Years    Over
                              Within      But       but        Ten
                            One Year  Within Five Within Ten   Years     Total
                             -------    -------    -------    -------   --------
Real Estate
 Fixed Rate .............    $ 3,217    $ 8,973    $11,279    $20,960   $ 44,429
 Floating Rate ..........     16,125      9,478     10,971     26,898     63,472
Commercial Loans
 Fixed Rate .............        705      2,011        265       --        2,981
 Floating Rate ..........      5,479      1,147         60      1,458      8,144
All Other Loans
 Fixed Rate .............        273     21,705      1,798      1,641     25,417
 Floating Rate ..........        281      3,550       --         --        3,831
                             -------    -------    -------    -------   --------
    Total ...............    $26,080    $46,864    $24,373    $50,957   $148,274
                             =======    =======    =======    =======   ========


                                                   1993
                             ---------------------------------------------------
 (in thousands)                        One Year   Five Years   Over
                              Within      But       but        Ten
                            One Year  Within Five Within Ten   Years     Total
                             -------    -------    -------    -------   --------
Real Estate
 Fixed Rate .............    $   672    $10,519    $10,262    $15,989   $ 37,442
 Floating Rate ..........     17,482      9,352     10,624     37,526     74,984
Commercial Loans
 Fixed Rate .............      1,400        780        516       --        2,696
 Floating Rate ..........      7,697      2,567        402      1,537     12,203
All Other Loans
 Fixed Rate .............        714      7,742        149       --        8,605
 Floating Rate ..........        704      3,404         74       --        4,182
                             -------    -------    -------    -------   --------
    Total ...............    $28,669    $34,364    $22,027    $55,052   $140,112
                             =======    =======    =======    =======   ========




Significant Group Concentrations of Credit Risk:

     The Company grants business, commercial and residential loans to customers throughout the state. Approximately 85% of the Company's real estate loans are located in Pennsylvania with most of the remainder in New Jersey. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the viability of the real estate economic sector.

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 4. LOANS (Continued)

     Loans on which the accrual of interest have been discontinued or reduced amounted to approximately $6,900,000 (which does not include $2,675,000 of gross loans considered "in-substance" foreclosures) and $4,585,000 at December 31, 1994 and 1993, respectively. If interest on these loans (including "in-substance" foreclosures) had been accrued, such income would have approximated $827,000, ($262,000 of which resulted from loans foreclosed upon in 1994 or considered in-substance foreclosures at December 31, 1994) $767,000 and $1,206,000 for 1994, 1993 and 1992, respectively.

     Included in loans are loans to officers and directors of the Company, and their associates, of approximately $8,940,000 ($8,407,000 with collateral pledged, $533,000 unsecured) and $10,532,000 ($10,514,000 with collateral pledged; $18,000 unsecured) at December 31, 1994 and 1993, respectively. An analysis of activity with respect to such aggregate loans to related parties during 1994 and 1993 is as follows:

            Balance At                                  Balance At
         January 1, 1994  Additions    Repayments   December 31, 1994
         ---------------  ---------  -------------  -----------------
           $10,532,000   $8,550,000  ($10,142,000)     $ 8,940,000
           ===========   ==========  ============      ===========


            Balance At                                  Balance At
         January 1, 1993  Additions    Repayments   December 31, 1993
         ---------------  ---------  -------------  -----------------
           $11,956,000   $3,467,000  ($ 4,891,000)     $10,532,000
           ===========   ==========  ============      ===========


     A related party loan (Bay Properties Company--a general partnership in which one of the three general partners was a former director of the Company and the Bank) on which the accrual of interest was discontinued as of December 31, 1991, had a balance of $2,850,000 as of that date. BPI defaulted on its payment obligations under the loan in 1991. During 1992 a portion of the loan was charged off, resulting in a balance of $1,075,000 at December 31, 1993 and 1992, which amount has been reclassified as other real estate held for sale. Net proceeds from the sale of certain collateral have reduced the outstanding balance to $551,000 at December 31, 1994. If interest on this loan had been accrued, such income would have been approximately $191,000 in 1992.

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 4. LOANS (Continued)

     During 1993, LKH Associates (a partnership whose partners were Company shareholders) defaulted in its payment obligation under a participation loan and, at December 31, 1993 and 1994, the net realizable value of this loan was classified as an "in-substance foreclosure." In connection with the default, First Fidelity Bank filed suit against the Company (See Note 12).

     During 1994, the Company charged off the remaining portion of a loan guaranteed by the wife of the former Chairman of the Company. The balance of this loan was $296,000 at December 31, 1993.

     At December 31, 1994 and 1993 loans past due 30-89 days were approximately $5,796,000 and $4,319,000, respectively. Loans past due 90 days or more were approximately $6,900,000 and $4,585,000, respectively. Restructured loans were $2,538,000 and $3,010,000 at December 31, 1994 and 1993, respectively.

     Loan origination costs of $574,000, $475,000 and $259,000, incurred during 1994, 1993, and 1992, respectively, in connection with the origination of loans have reduced salaries and employee benefits by that amount. "Interest and fees on loans" include $26,000, $100,000, and $95,000, respectively, for the years ended December 31, 1994, 1993 and 1992, resulting from the amortization of loan origination fees received and net of loan origination costs.

NOTE 5. ALLOWANCE FOR POSSIBLE LOAN LOSSES AND ALLOWANCE FOR
        OTHER REAL ESTATE HELD FOR SALE

LOANS:

                                           1994           1993           1992
                                        ----------     ----------     ----------
Balance, beginning ................     $5,502,000     $4,044,000     $5,271,000
Add:
 Provision charged to
   operating expenses .............      2,474,000      1,953,000      4,222,000
 Recoveries .......................        254,000        207,000         65,000
                                        ----------     ----------     ----------
                                         8,230,000      6,204,000      9,558,000
Less:
 Loans charged-off ................      2,996,000        702,000      5,485,000
 "In-substance" foreclosures ......        208,000           --           29,000
                                        ----------     ----------     ----------
Balance, ending ...................     $5,026,000     $5,502,000     $4,044,000
                                        ==========     ==========     ==========

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 5. ALLOWANCE FOR POSSIBLE LOAN LOSSES AND ALLOWANCE FOR
        OTHER REAL ESTATE HELD FOR SALE  (Continued)

OTHER REAL ESTATE HELD FOR SALE:

                                           1994           1993           1992
                                        ----------     ----------     ----------
Balance, beginning ................     $3,593,000     $3,106,000     $3,498,000
Add:
 Provision charged to
   operating expenses .............      1,508,000        719,000      1,192,000
                                        ----------     ----------     ----------
                                         5,101,000      3,825,000      4,690,000
Less:
 Amounts charged-off/sales ........      1,198,000        232,000      1,584,000
                                        ----------     ----------     ----------
Balance, ending ...................     $3,903,000     $3,593,000     $3,106,000
                                        ==========     ==========     ==========

     For Federal income tax reporting purposes, the Company maintained allowances of $2,292,000 in 1994, $1,609,000 in 1993 and $1,744,000 in 1992, the
maximum permitted under current Federal income tax regulations.

NOTE 6. BANK PREMISES AND EQUIPMENT

                                      Accumulated
                                     Depreciation                Estimated
                                        and            Net         Useful
                            Cost     Amortization  Book Value   Lives, Years
                         ----------   ----------   ----------   ------------
                                                 1994
                         ---------------------------------------------------
Land .................   $  267,000         --     $  267,000
Buildings ............    1,435,000   $  550,000      885,000      20-50
Equipment ............    4,682,000    3,885,000      797,000       3-20
Leasehold improvements    1,465,000      822,000      643,000   Term of lease
                         ----------   ----------   ----------
                         $7,849,000   $5,257,000   $2,592,000
                         ==========   ==========   ==========

                                      Accumulated
                                     Depreciation                Estimated
                                        and            Net         Useful
                            Cost     Amortization  Book Value   Lives, Years
                         ----------   ----------   ----------   ------------
                                                 1993
                         ---------------------------------------------------
Land .................   $  267,000         --     $  267,000
Buildings ............    1,427,000   $  490,000      937,000      20-50
Equipment ............    4,562,000    3,556,000    1,006,000       3-20
Leasehold improvements    1,260,000      729,000      531,000   Term of lease
                         ----------   ----------   ----------
                         $7,516,000   $4,775,000   $2,741,000
                         ==========   ==========   ==========

     Depreciation and amortization expense amounted to $563,000 in 1994 and $588,000 in 1993.

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 7. ACCRUED INTEREST RECEIVABLE AND OTHER ASSETS

                                                      1994               1993
                                                   ----------         ----------
Accrued interest receivable ..............         $2,273,000         $1,022,000
Prepaid expenses .........................            153,000            148,000
Income taxes receivable ..................             22,000               --
Deposits .................................            231,000            226,000
Other ....................................            150,000             62,000
                                                   ----------         ----------
                                                   $2,829,000         $1,458,000
                                                   ==========         ==========
NOTE 8. TIME DEPOSITS

     At December 31, 1994 and 1993, certificates of deposit with a face value greater than or equal to $100,000 totalled approximately $5,428,000 and $3,165,000, respectively. Interest expense for the years then ended relating to these certificates was approximately $178,000 and $156,000, respectively.

     Maturities of certificates of deposit of $100,000 or more as of December 31, 1994 and 1993, are as follows:

                          Three
          Three           Months     Six Months      Over
         Months          Through       Through      Twelve
         Or Less       Six Months   Twelve Months   Months      Total
        ----------     ----------    ----------    --------  ----------
1994:   $3,070,000     $1,200,000    $  555,000    $603,000  $5,428,000
        ==========     ==========    ==========    ========  ==========
1993:   $  620,000     $  665,000    $1,694,000    $186,000  $3,165,000
        ==========     ==========    ==========    ========  ==========

NOTE 9. ACCRUED EXPENSES AND OTHER LIABILITIES

                                                1994        1993
                                           ----------    ----------
        Accrued interest ................  $1,039,000    $  781,000
        Other ...........................     753,000       441,000
                                           ----------    ----------
                                           $1,792,000    $1,222,000
                                           ==========    ==========

                OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 10. INCOME TAX EXPENSE

     Effective January 1, 1993, the Company changed its method of accounting for income for income taxes to comply with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." A requirement of SFAS No. 109 is that deferred tax assets and liabilities are recorded for temporary differences between the financial statement and tax bases of assets and liabilities using the currently enacted tax rate expected to be in effect when the taxes are actually paid or recovered. In accordance with SFAS No. 109, the Company elected to adopt such statement prospectively in 1993 by recording an adjustment for the cumulative effect on prior years of the change in method of accounting for income taxes. At January 1, 1993, the cumulative effect on prior years of adopting SFAS No. 109 was $-0-.

     The net deferred tax asset at January 1, 1993 includes the following:

              Deferred tax asset ..............   $2,700,000
              Deferred tax liability ..........     (100,000)
              Valuation allowance for
                deferred tax asset ............   (2,600,000)
                                                  ----------
                                                  $     --
                                                  ==========

     The tax effect of major temporary differences that gave rise to the Company's net deferred tax asset at January 1, 1993, are as follows:

         Net operating loss and alternative
           minimum tax credit carryforwards ....  $1,744,000
         Allowance for possible loan losses ....     782,000
         Loan fees, net ........................     132,000
         Other .................................      42,000
         Depreciation ..........................    (100,000)
                                                  ----------
                                                  $2,600,000
                                                  ==========
                                      F-24

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 10. INCOME TAX EXPENSE (Continued)

     Deferred income tax assets (liabilities) result from differences in the recognition of revenues and expenses for income tax and financial reporting purposes.

     The net deferred tax asset at December 31, 1994 and 1993 includes the following:

                                           1994           1993
                                        ----------     ----------
Deferred tax asset ..................   $5,601,000     $4,489,000
Deferred tax liability ..............      (44,000)       (26,000)
Valuation allowance for net
 deferred tax asset .................   (5,557,000)    (4,463,000)
                                        ----------     ----------
 Net deferred tax asset .............   $     --       $     --
                                        ==========     ==========

     The tax effect of major temporary differences that gave rise to the Company's net deferred tax asset at December 31, 1994 and 1993 are as follows:

                                           1994            1993
                                        ----------    ----------
Net operating loss and alternative
 minimum tax credit carryforwards ....  $3,323,000    $1,662,000
Allowance for possible loan losses ... 930,000 1,324,000 Differences in financial and income tax reporting of other real estate
 held for sale, including
 in-substance foreclosures ...........   1,143,000     1,152,000
Other, net ...........................     161,000       325,000
                                        ----------    ----------
                                        $5,557,000    $4,463,000
                                        ==========    ==========

     Income tax expense (benefit) is as follows for the years ended December 31:

                               1994      1993       1992
                              -------   -------  --------
         Current ........        --        --         --
         Deferred .......        --     $28,000  $724,000
                              -------   -------  --------
                              $  --     $28,000  $724,000
                              =======   =======  ========

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 10. INCOME TAX EXPENSE (Continued)

     Total income tax expense amounted to $-0- in 1994, $28,000 in 1993 and $724,000 in 1992, (effective tax rates of (0%), (7.4%), and (20.4%)
respectively), compared to income tax (benefit) of ($1,190,000), ($128,000), and ($1,207,000) computed by applying the statutory rate of 34.0% to loss before income taxes. These differences are accounted for as follows:

                                                    1994
                                          -------------------------
                                                         Percent of
                                                           Pretax
                                            Amount          Loss
                                          -----------       ----
Computed "expected" tax (benefit) ......  ($1,190,000)      34.0%
Increase in benefit resulting from
  non-taxable interest income ..........     (183,000)       5.2
Increase in taxes due to valuation
  allowance provided for deferred
  tax assets ...........................    1,373,000      (39.2)
                                          -----------       ----
                                           $     --          0.0%
                                          ===========       ====

                                                    1993
                                          -------------------------
                                                         Percent of
                                                           Pretax
                                            Amount          Loss
                                          -----------       ----
Computed "expected" tax (benefit) ......   $ (128,000)      34.0%
Increase in benefit resulting from
  non-taxable interest income ..........     (264,000)      70.2
Increase in taxes due to
  valuation allowance provided
  for deferred tax assets ..............      659,000     (175.2)
Decrease in taxes due to utilization
  of net operating loss carryforward ...     (239,000)      63.6
                                          -----------       ----
                                           $   28,000       (7.4%)
                                          ===========       ====

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 10. INCOME TAX EXPENSE (BENEFIT) (Continued)

                                                    1992
                                          -------------------------
                                                         Percent of
                                                          Pretax
                                            Amount         Loss
                                          ----------      ------
Computed "expected" tax (benefit) .....  ($1,207,000)      34.0%
Increase in benefit resulting from
  non-taxable interest income .........     (284,000)       8.0
Decrease in benefit resulting from
  limitation on net operating
  loss carryback ......................    1,491,000      (42.0)
Decrease in benefit resulting from
  write-off of deferred tax assets ....      724,000       20.4
                                          ----------      -----
                                          $  724,000      (20.4%)
                                          ==========      =====



     Income tax expense for the year ended December 31, 1992 was computed in accordance with the provisions of Accounting Principles Board Opinion No. 11, "Accounting for Income Taxes."

     As of December 31, 1994, the Company has available net operating loss carryforwards of approximately $9,100,000 and $5,500,000 that may be applied against taxable income and alternative minimum taxable income, respectively. These carryforwards expire through December 31, 2009.

     As of December 31, 1994, the Company has available alternative minimum tax credit carryforwards of $236,000 that may be applied against regular income taxes. These credits may be carried forward indefinitely.

NOTE 11. LEASES

     The Company leases buildings and equipment under non-cancelable operating leases.

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 11. LEASES (Continued)

     Minimum rentals under operating leases are as follows:

                   Years Ending
                   December 31,                Amount
                   ------------             ----------
                      1995 ..............   $  424,000
                      1996 ..............      381,000
                      1997 ..............      365,000
                      1998 ..............      352,000
                      1999 ..............      309,000
                   2000 and thereafter ..      336,000
                                            ----------
                   Total minimum
                     lease payments .....   $2,167,000
                                            ==========


     Rent expense for the years ended December 31, 1994, 1993 and 1992 was approximately $616,000, $610,000 and $683,000, respectively, including operating expenses of approximately $149,000, $137,000, $161,000, respectively.

NOTE 12. COMMITMENTS AND CONTINGENCIES

     During 1994 and 1993, the Company had lines of credit available from correspondent banks of $9,000,000 and $-0-, respectively.

     On August 17, 1992, the Company entered in an employment contract for a period of three years with the President and Chief Executive Officer providing for a minimum annual base salary of $135,000 per year plus incentive compensation based on a percentage of net profits as defined. There was no incentive compensation expense for the years ended December 31, 1993 and 1992. During 1994, the parties mutually agreed to terminate this contract.

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 12. COMMITMENTS AND CONTINGENCIES (Continued)

     In July 1994, the Company entered into an employment contract for a period of two years with the President and Chief Executive Officer providing for a minimum annual base salary of $125,000 per year. In addition, the Company granted him certain stock options to purchase the Company's shares. Such options vested on December 29, 1994 upon the public announcement of a Plan of Merger. Accordingly, the Company recorded compensation expense for $183,000. At the effective date of the Merger (See Note 1), all the options granted in connection with the Merger shall automatically be cancelled and the individual shall receive as consideration for such cancellation an amount in cash equal to the excess of $10 over the applicable exercise price of the option.

     The parties agreed to terminate the employment of the President on March 2, 1995. The termination agreement also cancels such stock options and obligates the Bank to pay approximately $94,000, subject to adjustment under certain circumstances, in lieu of the aforementioned options. Upon such termination of the President, the Bank hired another President. Upon the effective date of the Merger, the new President's employment will be terminated and he will be paid a bonus of $100,000, subject to adjustment under certain circumstances.

     In connection with the proposed Merger (See Note 1), the Company is obligated for broker's fees amounting to 1% of the purchase price or $282,000, subject to closing. Because of entering a Plan of Merger, minimum broker fees of $150,000 are due and have been accrued at December 31, 1994. In addition, the Company has offered severance packages to various employees. Since the amount of severance to be paid is dependent upon the number of employees accepting the terms of such severance packages as well as employee retention by Midlantic, the amount of severance to be paid cannot be estimated. However, such amount may be material.

     The Company was a defendant in two lawsuits, originally filed in June 1992, in the United States District Court for the Eastern District of Pennsylvania. These two cases were consolidated since the claims were identical. All of the defendants in the cases moved to dismiss the Complaints and/or for summary Judgement in July 1992. These motions were denied without prejudice in November 1992. After Court-ordered discovery process, the Plaintiffs filed amended Complaints in January 1993. The Defendants filed Motions to Dismiss the amended Complaints and/or for summary Judgment in February 1993.

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 12. COMMITMENTS AND CONTINGENCIES (Continued)

     On September 30, 1993, the District Court entered an Order dismissing plaintiff's Federal claims with prejudice and dismissing plaintiff's state claims without prejudice. On October 22, 1993, plaintiff's appealed this Order to the United States Court of Appeals for the Third Circuit. On May 24, 1994, the Third Circuit Court affirmed the District Courts September 30, 1993 Order to Dismiss.

     On July 22, 1994, the plaintiff in one of the above-stated lawsuits, filed a class action suit in the Court of Common Pleas of Montgomery County, Pennsylvania. Preliminary objections to the Complaint have been filed and are in the process of Briefing and Argument.

     The Complaint asserts claims against various directors and officers of the Company and the Company, as a nominal defendant. The Complaint alleges:

     Fraud against all defendants with respect to disclosure; a derivative claim on behalf of the Company for breach of fiduciary duty and waste of corporate assets against the individual defendants; and direct and derivative claims for negligent misrepresentations against all defendants.

     The Plaintiffs purport to sue on behalf of a class of all persons who purchased publicly-traded securities of the Company during the period of approximately February 6, 1990 through June 7, 1992 and who sustained damages as a result of such purchases and/or were holders of shares of the Company with respect to voting in the 1990, 1991 and 1992 proxy solicitations.

     The Complaint does not demand a specified amount of damages. The Complaint seeks:

     "compensatory damages including establishing a constructive trust for any monies generated by the disposal of the Bay Properties asset; Judgments removing the Board of Directors from the Company and appointing a conservator for the Bank; Judgments awarding the Company compensatory damages; a Judgment declaring the election of directors and other business consummated at the 1990, 1991 and 1992 annual shareholder meetings null and void and ordering a new election; and an award of counsel fees, interest and costs of suits to Plaintiffs and their counsel."

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 12. COMMITMENTS AND CONTINGENCIES (Continued)

     On about February 27, 1995, a Complaint was filed in the Court of Common Pleas of Montgomery County, Pennsylvania against the Company and various Directors and Officers. The Complaint alleges a claim against all defendants for breach of fiduciary duties of care, loyalty and full disclosure, relating to the transaction whereby MidLantic Corp. intends to acquire the shares of the Company. The Plaintiff purports to sue on behalf of a class of all stockholders of the Company who owned shares of the Company on December 31, 1994 (excluding defendants and persons and entities related to defendants).

     The Complaint does not demand a specified amount of damages. The Complaint seeks the following relief: a declaration that the case is a proper class action; an Order that defendants carry out their fiduciary duties to plaintiff and the class; a preliminary and permanent injunction against the MidLantic transaction; in the event the MidLantic transaction is consummated, an Order rescinding the transaction and/or awarding rescissory damages; compensatory damages; an accounting and constructive Trust on all profits realized by defendants as a result of the MidLantic transaction; an Order requiring defendants to permit a Stockholders' Committee to "ensure a fair procedure, adequate procedural safeguards, and independent input by plaintiff and the class in connection with any buy-out proposals"; and costs and disbursements of the action.

     While the Company is a nominal defendant in certain of the above lawsuits, there may be liability to the Company for indemnification of expenses, liability and loss (including without limitation attorneys's fees; judgments, fines, taxes, penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered in connection with these cases, under Pennsylvania law and provisions of the bylaws of the Company and the Bank. Such amounts may be material.

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 12. COMMITMENTS AND CONTINGENCIES (Continued)

     The Company is also a defendant in two lawsuits filed in January 1995 in the Court of Common Pleas of Montgomery County, Pennsylvania. The first Complaint asserts claims against the Company for breach of contract, release of obligation, fraud and recession with respect to a death benefit compensation agreement with the wife of the former Chairman of the Bank. The Complaint seeks payments which could be material depending on the Plaintiff's life expectancy, as well as punitive and other damages in excess of $2,000,000. The second Complaint asserts claims against the Company and certain shareholders for breach of contract, gross negligence, breach of duty of care, breach of covenant of good faith and fair dealing, and tortious interferences with respect to a participation loan that is now in default and in the process of foreclosure. The second Complaint seeks damages of approximately $1,000,000 plus interest and costs.

     Management of the Company, including directors and officers named as defendants in these cases, intends to contest these cases vigorously and believes that the Defendants have strong factual and legal defenses to the claims asserted. The outcome of the litigation or an estimate of the range of damages claimed cannot be predicted.

NOTE 13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

     The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract amount of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (Continued)

     The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

                                                       Contract Amount
                                                         December 31,
                                                 ------------------------------
                                                    1994               1993
                                                 -----------        -----------
     Financial instruments
       whose contract amounts
       represent credit risk:
         Commitments to extend credit .......... $24,211,000        $22,357,000
         Standby letters of credit .............     747,000          1,295,000

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counter-party. Collateral held varies but may include residential properties, income and non-income producing commercial properties, accounts receivable, inventory and property, plant and equipment.

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (Continued)

     Standby letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including trade, real estate developments and similar transactions. For the most part, these letters of credit are short-term in nature with maturities of eighteen months or less.

     The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting those letters of credit commitments, i.e., certificates of deposit, marketable securities, real estate, UCC's, etc for which collateral is deemed necessary. Approximately 70% and 81% of the total letters of credit at December 31, 1994 and 1993, respectively, were fully collateralized with the balance unsecured.

     The Bank does not issue or hold derivative instruments with the exception of loan commitments and letters of credit. These instruments are issued in the normal ordinary course of business to meet customer needs. Commitments to fund fixed-rate loans were immaterial at December 31, 1994. Variable rate commitments are generally issued for less than one year and carry market rates of interest. Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates. Bank management expects that off-balance sheet risk will not be material to the Bank's results of operations or financial condition.

NOTE 14. RELATED PARTIES

     Legal fees amounting to $58,000 in 1993 and $288,000 in 1992, were paid to law firms whose principals were also directors and/or shareholders of the Company and/or its subsidiary.

     The Company leases space for two of its branches and its administrative offices under operating leases from certain directors and/or shareholders and/or their affiliates. These leases expire at varying times through 2000 and provide for current minimum annual rentals of $133,000 in the aggregate. Rent expense and operating costs incurred to those related parties in 1994, 1993 and 1992 was $202,000, $190,000 and $215,000, respectively.

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 14. RELATED PARTIES (Continued)

     A management company owned by a director/shareholder of the Company has provided management services at no expense to the Company, for certain other real estate held for sale and owned by the Company.

NOTE 15. PENSION AND THRIFT PLANS

     The Company has a non-contributory, defined benefit plan for substantially all employees who meet the age and service requirements of the Plan. Pension benefits are based on length of service and compensation levels.

     Effective January 1, 1989, the Company implemented the provisions of Statement of Financial Accounting Standards No. 87, "Employers Accounting for Pensions", which included modifications of certain actuarial assumptions and methods.

     Net periodic pension cost for 1994, 1993 and 1992 includes the following components:

                                                  1994       1993       1992
                                                -------    -------    -------
Service cost .................................  $54,288    $50,428    $44,739
Interest cost ................................   35,930     56,263     54,951
Actual return (loss) on plan assets ..........    2,858    (65,855)   (56,747)
Net amortization and deferral ................  (32,405)    22,142     14,405
                                                -------    -------    -------
  Net periodic pension cost ..................  $60,671    $62,978    $57,348
                                                =======    =======    =======

     The following is a reconciliation of the funded status of the Plan with the balance sheet as of December 31, 1994, 1993 and 1992:

     Actuarial present value of benefit obligations:

                                            1994         1993         1992
                                         ---------    ---------    ---------
Accumulated benefit obligation,
  including vested benefits of
  $201,000, 1994, $365,000, 1993,
  and $539,000, 1992 .................   ($210,000)   ($390,174)   ($563,376)
Effect of future compensation levels .    (252,000)    (165,816)    (139,911)
                                         ---------    ---------    ---------
Projected benefit obligation .........    (462,000)    (555,990)    (703,287)

Fair value of plan assets ............     400,000      523,145      716,432
                                         ---------    ---------    ---------
Projected benefit obligation less than
  (in excess of) plan assets .........     (62,000)     (32,845)      13,145

Unrecognized net obligation
  on transition, being amortized
  over 15 years ......................      73,000       81,628       89,790
Unrecognized net (gain) loss
  subsequent to transition ...........     (19,000)     (59,018)     (50,192)
                                         ---------    ---------    ---------
Prepaid (accrued) pension cost .......   ($  8,000)   ($ 10,235)   $  52,743
                                         =========    =========    =========

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 15. PENSION AND THRIFT PLANS

     For each of the years ended December 31, 1994, 1993 and 1992, the weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 8%, the expected long-term rate of return on assets was 8%, and the assumed rate of increase in future compensation levels was 6%. The Company's vested accumulated benefit obligation was determined using the frozen initial liability method. The Company's funding policy is to make at least the minimum annual contributions required by applicable regulations.

     The Company also has a 401(k) Thrift Plan for all full-time employees. The Plan provides for employee tax-free contributions through salary withholdings and employer contributions to the Plan at the discretion of the Company's Board of Directors. There were no employer contributions for the years ended December 31, 1994, 1993 and 1992.

NOTE 16. SHAREHOLDERS' EQUITY

Common Stock Offering
- ---------------------

     The Company completed a Common Stock Rights and Community Offering (the "Offering") on November 29, 1993. There were 1,523,767 shares of common stock sold at a price of $4.50 per share, of which approximately $2.1 million was sold to existing shareholders and approximately $4.8 million was sold to investors. Net proceeds of the Offering were approximately $6,168,000 after broker commissions and other expenses. The Company invested substantially all of the proceeds in its subsidiary, the Bank.

Capital Resources
- -----------------

     As a state-chartered bank, the Bank is subject to an informal state requirement of a 6.0% total capital to total asset ratio. The new risk-based capital standards provide that as of December 31, 1992, banks must have total capital equal to at least 8.0% of their total risk-weighted assets and Tier 1 capital equal to at least 4% of total risk-weighted assets. In addition, banks must maintain a minimum Tier 1 capital to total average assets (leverage) ratio of at least 4% subject to regulatory requirements. As a result of the C & D issued to the Bank (Note 1) the Bank was required to maintain a leverage ratio of 6% within six months of the C & D and 6.5% within one year of the C & D.

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 16. SHAREHOLDERS' EQUITY (Continued)

Capital Resources (Continued)
- -----------------

     At December 31, 1994, the Bank's total and Tier One risk-weighted capital ratios were 9.17% and 7.90%, respectively. At December 31, 1993, the Bank's total and Tier One risk-weighted capital ratios were 11.60% and 10.32%, respectively. In addition, the Bank's leverage ratio was 5.50% at December 31, 1994 and 7.51% at December 31, 1993.

     As of December 31, 1993, the Bank's capital ratios met the requirements of FDICIA and the restrictions imposed by the C & D (Note 1). However, the Company was deficient in meeting the December 31, 1994 Leverage Ratio.

FDICIA
- ------

     On December 19, 1991, FDICIA became law. Some of the most significant provisions of the Act concern regulatory supervision with respect to capital levels of financial institutions. These provisions, referred to as "prompt corrective action" regulations, establish five "capital" categories. The categories range from well capitalized to critically undercapitalized. Financial institutions falling within each of these categories are subject to various restrictions and requirements. There are numerous other provisions of the Act which require banking agencies to establish standards relating to a variety of areas.

NOTE 17. SUPPLEMENTARY INCOME STATEMENT INFORMATION

                                                 1994       1993       1992
                                               --------   --------   --------
Maintenance and repairs .....................  $411,000   $374,000   $314,000
Taxes other than payroll
  and income taxes:
    Pennsylvania Shares Tax .................   192,000    195,000    199,000
    Other ...................................    77,000    113,000    230,000

     Pursuant to an examination of the Company by Federal and State banking agencies, the Company recorded, retroactive to its fourth quarter of 1993, adjustments of $1,072,000 and $626,000 to increase its allowance for possible loan losses and allowance for losses on other real estate, respectively.

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 18. FINANCIAL STATEMENTS OF OLD YORK ROAD BANCORP, INC.
         (PARENT ONLY)

                                 BALANCE SHEET
                           DECEMBER 31, 1994 AND 1993

                                     ASSETS

                                                     1994           1993
                                                 -----------     -----------
Investment in subsidiary, at equity ...........  $12,591,000     $16,347,000
Other assets, organization costs ..............       14,000          26,000
                                                 -----------     -----------
                                                 $12,605,000     $16,373,000
                                                 ===========     ===========


                      LIABILITIES AND SHAREHOLDERS' EQUITY

Total liabilities .............................  $    68,000     $    68,000

Shareholders' equity:
  Common stock ................................    2,825,000       2,825,000
  Capital in excess of par ....................   20,508,000      20,508,000
  Accumulated deficit .........................  (10,527,000)     (7,028,000)
  Unrealized loss on AFS Portfolio ............     (269,000)           --
                                                 -----------     -----------
    Total shareholders' equity ................   12,537,000      16,305,000
                                                 -----------     -----------
                                                 $12,605,000     $16,373,000
                                                 ===========     ===========

                            STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                           1994           1993           1992
                                       ----------       --------     ----------
Operating expenses, amortization of
  organization costs ...............  ($   12,000)     ($ 14,000)   ($   14,000)
                                       ----------       --------     ----------
Loss before equity in undistributed
  net loss of subsidiary ...........      (12,000)       (14,000)       (14,000)
Equity in undistributed net loss
  of subsidiary ....................   (3,487,000)      (390,000)    (4,259,000)
                                       ----------       --------     ----------
Net loss ...........................  ($3,499,000)     ($404,000)   ($4,273,000)
                                       ==========       ========     ==========

                OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 18. FINANCIAL STATEMENTS OF OLD YORK ROAD BANCORP, INC.
         (PARENT ONLY) (Continued)

                            STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992


                                                1994           1993           1992
                                             -----------    -----------    -----------

Net loss .................................   ($3,499,000)   ($  404,000)   ($4,273,000)
Adjustments to reconcile net loss to net
 cash provided by operating activities:
   Amortization of organization costs ....        12,000         14,000         14,000
   Equity in undistributed net loss
     of subsidiary .......................    (3,487,000)      (390,000)     4,259,000
                                             -----------    -----------    -----------
     Net cash provided by
       operating activities ..............          --             --             --
                                             -----------    -----------    -----------
Investing activity, purchase of subsidiary
  common stock ...........................          --       (6,168,000)          --
                                             -----------    -----------    -----------
Financing activity, proceeds from issuance
  of common stock ........................          --        6,168,000           --
                                             -----------    -----------    -----------
Increase in cash .........................          --             --             --

Cash, beginning of period ................          --             --             --
                                             -----------    -----------    -----------
Cash, end of period ......................          --             --             --
                                             ===========    ===========    ===========

           SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES:

     The valuation allowance for investment securities decreased $92,000 in 1992 due to the sale of "other investment securities" of the Company during 1992 which resulted in a loss of approximately $145,000. This amount has been properly reflected in the "Equity in undistributed net loss of subsidiary" in Old York Road Bancorp, Inc.'s Statement of Operations.

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 19. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107 ("SFAS No. 107), "Disclosures About Fair Value of Financial Instruments" requires all entities to disclose the estimated fair value of its financial instrument assets and liabilities. For the Company, as for most financial institutions, approximately 98% of its assets and liabilities are considered financial instruments as defined in SFAS No. 107. Many of the Company's financial instruments, however, lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. It is also the Company's general practice and intent to hold its financial instruments to maturity and to not engage in trading or sales activities. Therefore, significant estimates and present value calculations were used by the Company for the purposes of this disclosure.

     Estimated fair values have been determined by the Company using the best available data, and an estimation methodology suitable for each category of financial instruments. The estimation methodologies used, the estimated fair values, and carrying values at December 31, 1994 were as follows:

     * Financial instruments actively traded in a secondary market have been valued using quoted available market prices.

                                                             1994
                                                  --------------------------
                                                   Estimated
                                                     Fair         Carrying
                                                     Value         Amount
                                                  -----------    -----------
     Cash due from banks
       and Federal funds sold .................   $19,268,000    $19,268,000
                                                  ===========    ===========
     Investment securities ....................   $54,801,000    $57,948,000
                                                  ===========    ===========

                                                             1993
                                                  --------------------------
                                                   Estimated
                                                     Fair         Carrying
                                                     Value         Amount
                                                  -----------    -----------
     Cash due from banks
       and Federal funds sold .................   $27,341,000    $27,341,000
                                                  ===========    ===========
     Investment securities ....................   $49,106,000    $49,073,000
                                                  ===========    ===========

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 19. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
         (Continued)

     * The net loan portfolio has been valued on an aggregate basis using a present value discounted cash flow method. The discount rate used in these calculations is based on the treasury yield curve rates adjusted for servicing costs and estimated credit quality.

                                                     Estimated      Carrying
                                                     Fair Value      Amount
                                                    ------------   ------------

         Net loans ........................ 1994    $139,577,000   $143,248,000
                                            ----    ============   ============
         Net loans ........................ 1993    $136,455,000   $134,610,000
                                            ----    ============   ============

     * Financial instruments with stated maturities have been valued using a present value discounted cash flow method. The discount rate used in these calculations is based on treasury yield curve rates.

                                                     Estimated       Carrying
                                                     Fair Value       Amount
                                                    ------------   ------------
         Deposits with stated
           maturities ..................... 1994     $60,854,000    $62,406,000
                                            ----     ===========    ===========
         Deposits with stated
           maturities ..................... 1993     $53,358,000    $53,238,000
                                            ----     ===========    ===========

                   OLD YORK ROAD BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

NOTE 19. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
         (Continued)

     * Financial instrument liabilities with no stated maturities have an estimated fair value equal to both the amount payable on demand and the recorded book balance.

                                                   Estimated       Carrying
                                                   Fair Value       Amount
                                                  ------------   ------------
         Deposits with no stated
           maturities .................... 1994   $154,267,000   $154,267,000
                                           ----   ============   ============

         Deposits with no stated
           maturities .................... 1993   $152,838,000   $152,838,000
                                           ----   ============   ============

     Changes in assumptions or estimation methodologies may have a material effect on these estimated fair values.

     There is no material difference between the notional amount and the estimated fair value of off-balance sheet items which total $24,958,000 at December 31, 1994, primarily comprised of unfunded loan commitments which are generally priced at market at the time of funding.

     Management is concerned that reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values.


SCHEDULE I--LOANS TO OFFICERS, DIRECTORS, PRINCIPAL SECURITY HOLDERS AND ANY ASSOCIATES OF THE FOREGOING PERSONS

                                    (000'S)
                                            Balance at
                                           Beginning of                                  Balance at
                                              Period                    Repayments/     End of Period
Name of Borrower                          January 1,1994   Additions       Other      December 31, 1994
- ----------------                          --------------   ---------    -----------   -----------------

Mark Hankin/Associates .....................  $7,419        $6,444       $ 6,412         $7,451

Harry Hilger III ...........................      86          --               1             85

Estate of Perch Hankin/Associates ..........   1,358          --             851            507

Laren Pitcairn .............................     979          --             979           --

Stanford Hunn ..............................     381          --              35            346

Albert Hoffman .............................       9          --               9           --

John Fiorillo ..............................     300         1,680         1,830            150

Dr. Reibman ................................    --              10            10           --

Henry Holtzman .............................    --             182            10            172

Art Poley ..................................    --              24             1             23

Arlene Goldbach ............................    --              12             4              8

Carl Haeussler, Jr. ........................    --             198          --              198
                                             -------        ------       -------         ------
                                             $10,532        $8,550       $10,142         $8,940
                                             =======        ======       =======         ======


Name of Borrower                          Interest Rate            Due Date           Collateral
- ----------------                          -------------            --------           ----------
Mark Hankin/Associates ...............       7%-12.0%              Demand/            Real Estate/
                                                                   1995-2016          $ 31,000 Unsecured and
                                                                                      $500,000 Unsecured

Harry Hilger III .....................       10.0%                 2014               Real Estate

Estate of Perch Hankin/Associates ....       7%-10%                2000               Real Estate

Laren Pitcairn .......................       7%                    2012               Real Estate

Stanford Hunn ........................       7.5%                  1994-2014          Real Estate/
                                                                                      Business equipment

Albert Hoffman .......................       10%                   1996               Auto

John Fiorillo ........................       8.5%                  Demand             Corporate assets

Dr. Reibman ..........................       8.75%                 Demand             Marketable securities

Henry Holtzman .......................       8.5%                  2002               Real estate

Art Poley ............................       8.5%-12%              1996-1998          Auto/$2,000 unsecured

Arlene Goldbach ......................       9.75%                 2004               Real estate

Carl Haeussler, Jr. ..................       10%                   Demand             Real estate



SCHEDULE I--LOANS TO OFFICERS, DIRECTORS, PRINCIPAL SECURITY HOLDERS AND ANY ASSOCIATES OF THE FOREGOING PERSONS

                                    (000'S)
                                            Balance at
                                           Beginning of                                  Balance at
                                              Period                    Repayments/     End of Period
Name of Borrower                          January 1,1993   Additions       Other      December 31, 1993
- ----------------                          --------------   ---------    -----------   -----------------
Mark Hankin/Associates .....................  $ 9,369       $  753        ($2,703)       $ 7,419

Harry Hilger III ...........................       87         --               (1)            86

Estate of Perch Hankin/Associates ..........    1,504         --             (146)         1,358

Laren Pitcairn .............................      996         --              (17)           979

Stanford Hunn ..............................     --            414            (33)           381

Albert Hoffman .............................     --             10             (1)             9

John Fiorillo ..............................     --         $2,290         (1,990)           300




Name of Borrower                         Interest Rate            Due Date           Collateral
- ----------------                         -------------            --------           ----------

Mark Hankin/Associates .................    7%-12%                Demand/            Real Estate/
                                                                  1995-2016          $12,000 Unsecured

Harry Hilger III .......................    10%                   2014               Real Estate

Estate of Perch Hankin/Associates ......    7%-10%                2000               Real Estate

Laren Pitcairn .........................    7%                    2012               Real Estate

Stanford Hunn ..........................    7.5%                  1994-2014          Real Estate/
                                                                                     Business equipment/
                                                                                     $6,000--unsecured

Albert Hoffman .........................    10%                   1996               Auto

John Fiorillo ..........................    8.5%                  Demand             Corporate assets




SCHEDULE I--LOANS TO OFFICERS, DIRECTORS, PRINCIPAL SECURITY HOLDERS AND ANY ASSOCIATES OF THE FOREGOING PERSONS

                                    (000'S)

                                            Balance at
                                           Beginning of                                  Balance at
                                              Period                    Repayments/     End of Period
Name of Borrower                          January 1,1992   Additions       Other      December 31, 1992
- ----------------                          --------------   ---------    -----------   -----------------

Mark Hankin/Associates ..................     $6,229        $8,034        $ 4,894          $9,369

Harry Hilger III ........................         88          --                1              87

Estate of Perch Hankin/Associates .......      1,634          --              130           1,504

Laren Pitcairn ..........................       --           1,000              4             996

Joseph Murphy ...........................        374          --              374            --

Bernie Gottlieb .........................      1,553          --            1,553            --

Lowen Hankin ............................      3,312          --            3,312            --

James Schwartzmann ......................        781          --              781            --




Name of Borrower                           Interest Rate          Due Date           Collateral
- ----------------                           -------------          --------           ----------

Mark Hankin/Associates ....................  6.5%-10%             Demand/            Real Estate/
                                                                  1995-2016          $1,630,000 Unsecured

Harry Hilger III ..........................  10%                  2014               Real Estate

Estate of Perch Hankin/Associates .........  6.5%-10%             2000               Real Estate

Laren Pitcairn ............................  10%                  2012               Real Estate

Joseph Murphy .............................  6.5%                 2005               Real Estate/
                                                                                     Repayments include a $346,000 reclassification
                                                                                     as a loan to an unrelated party since the
                                                                                     Director resigned in 1992.

Bernie Gottlieb ...........................  6%-6.5%              1992/1994          Partial/Real Estate/
                                                                                     $1,485,000 Unsecured
                                                                                     Repayments include a $39,000 reclassification
                                                                                     as a loan to an unrelated party since the
                                                                                     Director resigned in 1992.

Lowen Hankin ..............................  7%-11.5%             Demand             Real Estate
                                                                  1992-2009          During 1992 a portion of this loan was
                                                                                     charged off, resulting in a balance of
                                                                                     $1,075,000 at December 31, 1992, which has
                                                                                     been reclassified as an "in-substance
                                                                                     foreclosure." The Director resigned
                                                                                     during 1992.

James Schwartzman .........................  9.75%                2004               Real Estate.
                                                                                     Resigned as Director in 1992
